Amendment No. 1 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on October 22, 2015

pursuant to the Jumpstart Our Business Startups Act

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICHOR HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3185 Laurelview Ct.

Fremont, California 94538

(510) 897-5200

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address, including zip code and telephone number, including area code, of agent for service)

Thomas M. Rohrs

Chairman and Chief Executive Officer

3185 Laurelview Ct.

Fremont, California 94538

(510) 897-5200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2015

PROSPECTUS

             Shares

ICHOR HOLDINGS, LTD.

Ordinary Shares

This is the initial public offering of ordinary shares of Ichor Holdings, Ltd. We are selling              ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price of our ordinary shares is expected to be between $             and $             per share. We have applied to list our ordinary shares on                      under the symbol “             ”.

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 14 of this prospectus.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002. Please read “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 133 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to             additional ordinary shares from us at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ordinary shares will be ready for delivery on or about                     , 2015.

Deutsche Bank Securities	Stifel	RBC Capital Markets

The date of this prospectus is                     , 2015.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

INDUSTRY AND MARKET DATA

We obtained the market and industry data and other statistical information used throughout this prospectus from our own research, surveys or studies conducted by third parties, independent industry or general publications and other published independent sources. In particular, we have based much of our discussion concerning the industry and market in which we operate on independent data, research opinions and viewpoints published by Gartner, Inc., or Gartner, and TechNavio. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these sources is reliable, neither we nor the underwriters have independently verified the accuracy or completeness of such data. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

i

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks and service marks which are protected under applicable intellectual property laws and are the property of Ichor Holdings, Ltd. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights, of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, our ordinary shares or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the notes thereto included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, the references to “Ichor,” “our business,” “we,” “our,” or “us” or similar terms refer to Ichor Holdings, Ltd. and its consolidated subsidiaries. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflects the consolidated business and operations of Ichor Holdings, Ltd. and its wholly-owned subsidiaries.

Company Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment and equipment to manufacture light emitting diodes, or LEDs. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices and LEDs. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition and in metalorganic chemical vapor deposition, or MOCVD, for LED manufacturing. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as electroplating and cleaning. We also provide integration of process tools and sell refurbished process tools.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in both semiconductor and LED manufacturing processes. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor and LED equipment OEMs internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

Our goal is to be the premier supplier of outsourced subsystems to OEMs engaged in manufacturing capital equipment to produce semiconductors and LEDs and to leverage our technology into new markets. To achieve this goal, we engage with our customers early in their design and development processes and utilize our deep engineering resources and operating expertise to jointly create innovative and advanced solutions that meet the current and future needs of our customers. These collaborations frequently involve our engineers working at our customers’ sites and serving as an extension of our customers’ product design teams. We employ this approach with three of the largest manufacturers of semiconductor and LED capital equipment in the world. We believe this approach enables us to design subsystems that meet the precise specifications our customers demand, allows us to often be the sole supplier of these subsystems during the initial production ramp, and positions us to be the preferred supplier for the full five to ten year lifespan of the process tool.

The broad technical expertise of our engineering team, coupled with our early customer engagement approach, enables us to offer innovative and reliable solutions to complex fluid delivery challenges. With two decades of experience developing complex fluid delivery subsystems and meeting the constantly-changing production requirements of leading semiconductor OEMs, we have developed expertise in fluid delivery that we offer to our OEM customers. In addition, our capital efficient model and the integration of our business systems with those of our customers provides us the flexibility to fulfill increased demand and meet changing customer requirements with minimum additional capital. With an aim to superior customer service, we have a global footprint with many facilities strategically located in close proximity to our customers. We have established long standing relationships with top tier OEM customers, including Applied Materials, Lam Research, Veeco and ASML, which were our largest customers by sales in fiscal 2014.

We grew our sales by 13.1% from $277.6 million in fiscal 2013 to $314.1 million in fiscal 2014, and by 17.8% from $166.1 million in the six months ended June 27, 2014 to $195.7 million in the six months ended June 26, 2015. We generated net income of $2.8 million in fiscal 2013, $6.2 million in fiscal 2014, $4.3 million in the six months ended June 27, 2014 and $9.4 million in the six months ended June 26, 2015. We generated adjusted net income of $8.2 million in fiscal 2013, $12.6 million in fiscal 2014, $7.4 million in the six months ended June 27, 2014 and $12.1 million in the six months ended June 26, 2015. Adjusted net income is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. See note 3 to “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income, an accompanying presentation of the most directly comparable GAAP financial measure, net income, and a reconciliation of the differences between adjusted net income and net income.

Our Industry

We design, engineer and manufacture critical fluid delivery subsystems for the semiconductor capital equipment, LED capital equipment and other related emerging markets described below.

The Semiconductor Device Industry is Large and Growing

Semiconductors are essential building blocks in all electronic systems. In recent years, semiconductor growth has been driven largely by increasing global demand for mobile devices and computer network systems. As consumers increasingly become accustomed to end products with higher functionality, better power management and smaller form factors, the demand for advanced semiconductor devices is expected to grow. Gartner estimates the semiconductor device market is expected to grow to $404 billion in 2019 from $340 billion in 2014.

Semiconductor Manufacturing Process is Complex and Constantly Evolving

Semiconductor manufacturing is complex and capital-intensive, requiring hundreds of process steps utilizing specialized manufacturing equipment. Technological advancements in semiconductor manufacturing have traditionally led to a continual increase in the number of transistors in a given area of silicon, enabling smaller and more feature-rich devices. As a result, semiconductor device manufacturers must continuously refine their manufacturing processes and invest in next-generation manufacturing equipment that can produce semiconductors with a smaller chip size or an increasing number of features. Gartner estimates that the global spend on wafer fabrication equipment will grow to $37.8 billion in 2019 from $32.0 billion in 2014.

Changing Semiconductor Manufacturing Processes is Increasing the Need for Fluid Delivery Systems

A number of innovations in the design and manufacturing of semiconductors are being adopted in order to meet the continuing miniaturization and functionality demands, including multiple patterning, tri-gate, or FinFET transistors and three-dimensional, or 3D, semiconductors. Each of these innovations increases the number of process steps that a wafer must pass through during the manufacturing process, in particular, the number of etch and deposition steps. For example, according to Gartner, changes in the market for process requirements have driven a growth in etch spending by 29% and chemical vapor deposition spending by 12% from 2011 to 2014.

Semiconductor Capital Equipment Industry is Concentrated

The semiconductor capital equipment industry is dominated by a few large OEMs which focus on developing equipment specialized for many complex manufacturing process steps. As semiconductor manufacturing has become more technically advanced and capital intensive in recent years, the semiconductor equipment industry has experienced significant consolidation in order for the remaining OEMs to leverage economies of scale for delivering larger and more complex tools. As a result, most major semiconductor equipment markets are now typically supplied by a very limited number of major global suppliers. According to Gartner, the top five semiconductor equipment OEMs by sales in 2014 represented 67% of the total market for wafer fabrication equipment.

Semiconductor Capital Equipment OEMs Outsource Critical Subsytems including Fluid Delivery Subsystems

OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly, and testing of various critical subsystems to specialized independent suppliers. We believe that subsystem outsourcing has allowed OEMs to benefit from the highly specialized engineering, design and manufacturing skills of the subsystem suppliers while focusing internal resources on their own most critical value-added subsystems and processes. This outsourcing trend has been particularly applicable to the fluid delivery subsystem market. Over the past decade, as gas delivery subsystems have become more complex, most OEMs have increasingly outsourced the design, engineering and manufacturing of these subsystems to third party suppliers. OEMs are now also beginning to outsource chemical delivery subsystems, creating an additional opportunity for suppliers with fluid delivery expertise.

LED Manufacturing Equipment

LEDs are electronic components that emit light in a variety of brightness levels and colors and can act as highly efficient light sources. LEDs are used in a growing number of applications ranging from smartphone, tablet, laptop and television displays to general outdoor and indoor lighting. LEDs are increasingly used in general lighting applications due to advantages over traditional light sources, such as lower energy consumption, longer durability, higher light quality and reduced form factor.

For vapor deposition, LED manufacturers employ a specialized technique called MOCVD to deposit very thin and precise layers of atoms onto an LED wafer. According to Gartner, total spending on MOCVD equipment from all manufacturing industries is forecast to grow from $414 million in 2014 to $831 million in 2019, representing a compound annual growth rate, or CAGR, of 15%.

Emerging and Other Markets

Similarly to semiconductor device and LED markets, manufacturing of products in flat panel display including organic LED, or OLED, displays, medical, scientific and other emerging markets require extremely precise and complex gas and liquid fluid delivery capabilities. Growth in these manufacturing equipment markets is driven by capacity expansion, facility upgrades, and adoption of complex deposition and etching manufacturing techniques. These sectors are evolving, but innovations in manufacturing are expected to drive demand for fluid management and control, some of which may be outsourced to suppliers like us.

In addition, we believe the market for systems integration of process tools in the semiconductor, LED and other equipment industries will continue to grow as OEMs in these industries look to dependable outsourced manufacturing partners like us to provide these services. Finally, we believe the market for refurbished production tools will continue to grow as OEMs choose to outsource the complete manufacturing of replacement parts and subsystems for their older generation products that continue to be used in various manufacturing processes.

Our Competitive Strengths

As a leader in the fluid delivery industry, we believe that our key competitive strengths include the following:

Deep Fluids Engineering Expertise

We believe that our engineering team, comprised of chemical engineers, mechanical engineers and software and systems engineers, has positioned us to expand the scope of our solutions, provide innovative subsystems and strengthen our incumbent position at our OEM customers. Our engineering team acts as an extension of our customers’ product development teams, providing our customers with technical expertise that is outside of their core competencies.

Early Engagement with Customers on Product Development

We seek to engage with our customers and potential customers very early in their process for new product development. We believe this approach enables us to collaborate on product design, qualification, manufacturing and testing in order to provide a comprehensive, customized solution. Through early engagement during the complex design stages, our engineering team gains early insight into our customers’ technology roadmaps which enables us to pioneer innovative and advanced solutions.

Long History and Strong Relationships with Top Tier Customers

We have established deep relationships with top tier OEMs such as Applied Materials, Lam Research, Veeco and ASML, which were our largest customers by sales in fiscal 2014. Our customers are global leaders by sales and are considered consolidators in the increasingly concentrated semiconductor and LED capital equipment industry. Our existing relationships with our customers have enabled us to effectively compete for new fluid delivery subsystems for our customers’ next generation products in development.

Operational Excellence with Scale to Support the Largest Customers

Over our 20 year history of designing and building gas delivery systems, we have developed deep capabilities in operations. We have strategically located our manufacturing facilities near our customers’ locations in Austin, Texas, Portland, Oregon and Kingston, New York in order to provide fast and efficient responses to new product introductions, and accommodate configuration or design changes late in the manufacturing process. We have also built significant capacity in Singapore to support high volume products. In addition to providing high quality and reliable fluid delivery subsystems, one of our principal focuses is delivering short lead times to allow our customers the maximum flexibility in their production processes.

Capital Efficient and Scalable Business Model

In general, our business is not capital intensive and we are able to grow sales with a low investment in factories and property, plant and equipment and working capital. In 2013 and 2014, our total capital expenditures were $2.3 million and $3.5 million, respectively. In particular, our close supplier relationships also enable us to scale production quickly without maintaining significant materials on hand. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Our Growth Strategy

Our objective is to enhance our position as a leader in providing fluid delivery solutions, including subsystems, complete integration offerings, and tool refurbishment, to our customers by leveraging our core strengths. The key elements of our strategy are:

Grow Our Market Share within Existing Customer Base

We intend to grow our position with existing customers by continuing to leverage our specialized engineering talent and early collaboration approach with OEMs to foster long term relationships. Each of our customers produces many different process tools for various process steps. At each customer, we are the outsourced supplier of fluid delivery subsystems for a subset of their entire process tool offerings. We are constantly looking to expand our relationships and to capture additional share at our existing customers. We believe that our early collaborative approach with customers positions us to deliver innovative and dynamic solutions, offer timely deployment and meet competitive cost targets, further enhancing our brand reputation.

Grow Our Total Available Market at Existing Customers with Expanded Product Offerings

We continue to work with our existing core customers on additional opportunities, including chemical delivery, one of our important potential growth areas, as well as other extensions to our manufacturing services. We believe that wet processes, such as chemical-mechanical planarization, or CMP, clean and electro chemical deposition, that require precise chemical delivery are currently an underpenetrated market opportunity for us. By leveraging our existing customer relationships and strong reputation in fluid mechanics, we intend to increase our chemical delivery module market share as well as to introduce additional related products. In addition, we believe that as a larger number of leading edge tools are deployed and installed, our market opportunity for refurbishment of legacy systems grows.

Expand Our Total Customer Base within Fluid Delivery Market

We are actively in discussions with new customers that are considering outsourcing their gas and chemical delivery needs. For example, we recently acquired a new customer as the design and integration partner for the customer’s fluid delivery system for its next generation atomic layer deposition tool.

Expand Into Emerging Opportunities

We plan to leverage our existing manufacturing platform and engineering expertise to develop or acquire new products and solutions for attractive, high growth applications within new markets such as medical, research, oil and gas and energy. We believe these efforts will diversify our sales exposure while capitalizing on our current capabilities.

Continue to Improve Our Manufacturing Process Efficiency

We continually strive to improve our processes to reduce our manufacturing process cycle time, improve our ability to respond to last minute design or configuration changes, reduce our manufacturing costs and reduce our inventory requirements.

Recent Developments

On August 11, 2015, we entered into a new $55.0 million term loan facility and $20.0 million revolving credit facility and repaid all outstanding indebtedness under our prior $50.0 million term loan facility and $25.0 million revolving credit facility. Proceeds from borrowings under our new credit facilities, together with cash on hand, were used to pay a one-time approximately $22.1 million cash dividend on our outstanding preferred shares and an approximately $1.7 million cash bonus to certain members of management. Up to an additional approximately $1.4 million will become payable to certain members of management over the approximately four year period following the first bonus payments. For ease of reference, we refer to the foregoing transactions throughout this prospectus as the Refinancing Transaction.

Upon the closing of the Refinancing Transaction, we had $55.0 million of indebtedness outstanding under our new term loan facility and $10.0 million of indebtedness outstanding under our new revolving credit facility.

Risk Factors

There are a number of risks that you should understand before making an investment decision regarding this offering. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary. These risks include, but are not limited to:

•

Our business depends significantly on expenditures by manufacturers in the semiconductor capital equipment and LED capital equipment industries, which, in turn, are dependent upon the semiconductor and LED device industries. When those industries experience cyclical downturns, demand for our products and services is likely to decrease, which would likely result in decreased sales. We may also be forced to reduce our prices during cyclical downturns without being able to proportionally reduce costs.

•

We rely on a very small number of OEM customers for a significant portion of our sales. Any adverse change in our relationships with these customers could materially adversely affect our business, financial condition and results of operations.

•

Our customers exert a significant amount of negotiating leverage over us, which may require us to accept lower prices and gross margins or increased liability risk in order to retain or expand our market share with them.

•

The industries in which we participate are highly competitive and rapidly evolving, and if we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

•	An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

•	The price of our ordinary shares may fluctuate substantially.

•	We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Corporate Information

Our principal executive offices are located at 3185 Laurelview Ct., Fremont, California, 94538, and our telephone number at that address is (510) 897-5200. Our website address is www.ichorsystems.com. The reference to our website is a textual reference only. We do not incorporate the information on our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

JOBS Act

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenue of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (this means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of such extended transition period under Section 107(b).

THE OFFERING

Ordinary shares offered by us	shares.

Ordinary shares to be outstanding immediately after this offering	shares.

Option to purchase additional shares	We have agreed to allow the underwriters to purchase up to an additional ordinary shares from us, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.

Use of proceeds	We estimate that the net proceeds from this offering to us will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We expect to use approximately $ million of the net proceeds of this offering to repay outstanding borrowings under our credit facilities and the remainder for general corporate purposes, which we expect to include funding working capital, operating expenses and the selective pursuit of business development opportunities. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us.

Dividend policy	We do not anticipate declaring or paying any cash dividends on our ordinary shares for the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the credit agreements governing our credit facilities), capital requirements, business prospects, legal restrictions and other factors our board of directors may deem relevant. See “Dividend Policy.”

Proposed symbol	We have applied to list our ordinary shares on under the symbol “ .”

Unless otherwise indicated, all information in this prospectus relating to the number of ordinary shares to be outstanding immediately after this offering:

•

assumes the effectiveness of our amended and restated memorandum and articles of association, the conversion of all outstanding Series A preferred shares into              ordinary shares and the subsequent             for              reverse split of our ordinary shares, each of which will occur upon or prior to the completion of this offering;

•	excludes an aggregate of ordinary shares issuable upon the exercise of options that were issued to our employees under the Ichor Holdings, Ltd. 2012 Equity Incentive Plan (the “2012 Incentive Plan”);

•	excludes an aggregate of ordinary shares reserved for issuance under the equity compensation plan we intend to adopt in connection with this offering;

•	assumes an initial public offering price of $ per share, which is the midpoint of the initial public offering price range indicated on the cover of this prospectus; and

•	assumes no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our historical consolidated financial data and should be read together with the sections in this prospectus entitled “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 27, 2013 and December 26, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended June 27, 2014 and June 26, 2015 and the consolidated balance sheet data as of June 26, 2015, from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments that are necessary for the fair statement of our unaudited interim consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net sales	$277,637	$314,133	$166,141	$195,710
Cost of sales(1)	239,647	274,151	144,023	168,321

Gross profit	37,990	39,982	22,118	27,389

Operating expenses:
Research and development(1)	4,209	4,493	2,370	2,526
Selling, general and administrative(1)	22,491	24,557	12,760	12,271
Restructuring charges	700	414	148	63
Amortization of intangible assets	6,886	6,886	3,443	3,443

Total operating expenses	34,286	36,350	18,721	18,303

Income from operations	3,704	3,632	3,397	9,086
Interest expense	3,350	3,115	1,598	1,474
Other (income) expense, net	145	207	83	(22)

Income loss before income taxes	209	310	1,716	7,634
Income tax benefit(2)	(2,547)	(5,858)	(2,540)	(1,757)

Net income	$2,756	$6,168	$4,256	$9,391

Other Financial Data:
Adjusted net income(3)	$8,174	$12,620	$7,363	$12,092

	As of June 26, 2015
	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)(6)
	(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$20,286	$	$
Working capital	40,756
Total assets	232,788
Total long-term debt(7)	52,625
Preferred stock	142,728
Total shareholders’ equity	99,992

(1)	Share-based compensation is included in the consolidated statement of operations data above was as follows:

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
	(In thousands)
Share-Based Compensation Expense:
Cost of sales	$33	$33	$17	$17
Research and development	51	51	26	23
Selling general and administrative	412	927	487	500

Total share-based compensation expense	$496	$1,011	$530	$540

(2)	Income tax benefit consists primarily of federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions. Our income tax benefit results from losses recorded in the United States, where we incur the majority of our corporate expenses and which is being fully benefited as a result of acquired deferred tax liabilities, offset by income in Singapore, which has no tax expense as a result of a tax holiday through 2019.
(3)	Adjusted net income is a financial measure that is not calculated in accordance with GAAP. We define adjusted net income as net income adjusted to exclude amortization of intangible assets, share-based compensation expense, restructuring charges and other non-recurring expenses, net of the tax impact of such adjustments. Other non-recurring expenses include expenses incurred in connection with preparation for an initial public offering contemplated in 2014 and consulting fees paid to Francisco Partners Consulting, LLC, an entity which is owned and controlled by individual operations executives who are associated with our principal shareholders but in which such shareholders hold no interest. We have provided below a reconciliation of adjusted net income to net income, the most directly comparable GAAP financial measure. Adjusted net income should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. In addition, our adjusted net income measure may not be comparable to similarly titled measures of other organizations as they may not calculate adjusted net income in the same manner as we calculate the measure.

The following table presents our adjusted net income and a reconciliation from net income, the most comparable GAAP measure, for the periods indicated:

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
	(Unaudited)
	(In thousands)
Net income	$2,756	$6,168	$4,256	$9,391
Non-GAAP adjustments:
Amortization of intangible assets	6,886	6,886	3,443	3,443
Share-based compensation	496	1,011	530	540
Restructuring charges	700	414	148	63
Other non-recurring expenses	324	1,905	798	148
Tax adjustment related to non-GAAP adjustments(a)	(2,988)	(3,764)	(1,812)	(1,513)

Adjusted net income	$8,174	$12,620	$7,363	$12,072

(a)	The difference between (i) the adjustments to our tax provision (benefit) made in connection with the other non-GAAP adjustments made to determine adjusted net income and (ii) the GAAP tax provision (benefit) for the years ended December 27, 2013 and December 26, 2014 and for the six months ended June 27, 2014 and June 26, 2015 is $440, $(2,094), $(728) and $(214), respectively.

Adjusted net income has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for net income or any of our other operating results reported under GAAP. Adjusted net income excludes some costs, namely, non-cash share-based compensation, amortization of intangible assets and other non-recurring expenses, and therefore it does not reflect the non-cash impact of such expenses. Other companies may calculate adjusted net income differently or may use other measures to evaluate their performance, both of which could reduce the usefulness of our adjusted net income as a tool for comparison.

Because of these limitations, you should consider adjusted net income alongside other financial performance measures, including net income and other financial results presented in accordance with GAAP. In addition, in evaluating adjusted net income, you should be aware that in the future we will incur expenses such as those that are the subject of adjustments in deriving adjusted net income and you should not infer from our presentation of adjusted net income that our future results will not be affected by these expenses or any unusual or non-recurring items.

(4)	Reflects (i) the Refinancing Transaction and (ii) the conversion of all outstanding shares of our preferred stock into ordinary shares and the subsequent for reverse split of our ordinary shares to be effective upon or prior to the completion of this offering.
(5)	Reflects: (i) all adjustments included in the pro forma column, and (ii) the sale by us of ordinary shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(6)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(7)	Includes the current and long-term portion of our debt obligations (i) on an actual basis, our prior $50.0 million term loan facility and $25.0 million revolving credit facility and (ii) on a pro forma and pro forma adjusted basis, our new $55.0 million term loan facility and $20.0 million revolving credit facility.

RISK FACTORS

This offering and an investment in our ordinary shares involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our ordinary shares could decline, and you could lose all or part of your investment in our ordinary shares.

Risks Related to Our Business

Our business depends significantly on expenditures by manufacturers in the semiconductor capital equipment and LED capital equipment industries, which, in turn, are dependent upon the semiconductor and LED device industries. When those industries experience cyclical downturns, demand for our products and services is likely to decrease, which would likely result in decreased sales. We may also be forced to reduce our prices during cyclical downturns without being able to proportionally reduce costs.

Our business, financial condition and results of operations depend significantly on expenditures by manufacturers in the semiconductor capital equipment and LED capital equipment industries. In turn, those industries depend upon the current and anticipated market demand for semiconductor and LED devices. The semiconductor and LED device industries are subject to cyclical and volatile fluctuations in supply and demand and in the past have periodically experienced significant downturns, which often occur in connection with declines in general economic conditions, and which have resulted in significant volatility in the semiconductor capital equipment and LED capital equipment industries. The semiconductor and LED device industries have also experienced recurring periods of over-supply of products that have had a severe negative effect on the demand for capital equipment used to manufacture such products. We have experienced, and anticipate that we will continue to experience, significant fluctuations in customer orders for our products and services as a result of such fluctuations and cycles. Any downturns in the semiconductor and LED device industries could have a material adverse effect on our business, financial condition and results of operations. For example, in fiscal 2012, we incurred a goodwill impairment charge of $42.9 million as a result of a significant downturn in the LED market.

In addition, we must be able to appropriately align our cost structure with prevailing market conditions, effectively manage our supply chain and motivate and retain employees, particularly during periods of decreasing demand for our products. We may be forced to reduce our prices during periods of decreasing demand. While we operate under a low fixed cost model, we may not be able to proportionally reduce all of our costs if we are required to reduce our prices. If we are not able to timely and appropriately adapt to the changes in our business environment, our business, financial condition and results of operations will be materially adversely affected. The cyclical and volatile nature of the semiconductor and LED industries and the absence of long-term fixed or minimum volume contracts make any effort to project a material reduction in future sales volume difficult.

We rely on a very small number of OEM customers for a significant portion of our sales. Any adverse change in our relationships with these customers could materially adversely affect our business, financial condition and results of operations.

The semiconductor capital equipment and LED capital equipment industries are highly concentrated and have experienced significant consolidation in recent years. As a result, a relatively small number of OEM customers have historically accounted for a significant portion of our sales, and we expect this trend to continue for the foreseeable future. For fiscal 2014, our top three customers accounted for approximately 39.6%, 35.7% and 20.6%, respectively, of our total sales, and we expect that our sales will continue to be concentrated among a very small number of customers. We do not have any long-term contracts that require customers to place orders with us in fixed or minimum volumes. Accordingly, the success of our business depends on the success of our customers and those customers and other OEMs continuing to outsource the manufacturing of critical subsystems and process solutions to us. Because of the small number of OEMs in the markets we serve, a number of which are already our customers, it would be difficult to replace lost sales resulting from the loss of, or the reduction, cancellation or delay in purchase orders by, any one of these customers, whether due to a reduction in the amount of outsourcing they do, their giving orders to our competitors, their acquisition by an OEM who is not a customer or with whom we do less business, or otherwise. We have in the past lost business from customers for a number of these reasons. If we are unable to replace sales from customers who reduce the volume of products and services they purchase from us or terminate their relationship with us entirely, such events could have a material adverse impact on our business, financial condition and results of operations.

Additionally, if one or more of the largest OEMs were to decide to single- or sole-source all or a significant portion of manufacturing and assembly work to a single equipment manufacturer, such a development would heighten the risks discussed above.

Our customers exert a significant amount of negotiating leverage over us, which may require us to accept lower prices and gross margins or increased liability risk in order to retain or expand our market share with them.

By virtue of our largest customers’ size and the significant portion of our sales that is derived from them, as well as the competitive landscape, our customers are able to exert significant influence and pricing pressure in the negotiation of our commercial arrangements and the conduct of our business with them. Our customers often require reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us in any given period or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. Our customers’ negotiating leverage also can result in customer arrangements that may contain significant liability risk to us. For example, some of our customers require that we provide them indemnification against certain liabilities in our arrangements with them, including claims of losses by their customers caused by our products. Any increase in our customers’ negotiating leverage may expose us to increased liability risk in our arrangements with them, which, if realized, may have a material adverse effect on our business, financial condition and results of operations. In addition, new products often carry lower gross margins than existing products for several quarters following their introduction. If we are unable to retain and expand our business with our customers on favorable terms, or if we are unable to achieve gross margins on new products that are similar to or more favorable than the gross margins we have historically achieved, our business, financial condition and results of operations may be materially adversely affected.

The industries in which we participate are highly competitive and rapidly evolving, and if we are unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

We face intense competition from other suppliers of gas or chemical delivery subsystems and suppliers of system integration, as well as the internal manufacturing groups of OEMs. Increased competition has in the past resulted, and could in the future result, in price reductions, reduced gross margins or loss of market share, any of which would materially adversely affect our business, financial condition and results of operations. We are subject to significant pricing pressure as we attempt to maintain and increase market share with our existing customers. Our competitors may offer reduced prices or introduce new products or services for the markets currently served by our products and services. These products may have better performance, lower prices and achieve broader market acceptance than our products. OEMs also typically own the design rights to their products. Further, if our competitors obtain proprietary rights to these designs such that we are unable to obtain the designs necessary to manufacture products for our OEM customers, our business, financial condition and results of operations could be materially adversely affected.

Certain of our competitors may have or may develop greater financial, technical, manufacturing and marketing resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products and services, and reduce prices to increase market share. In addition to organic growth by our competitors, there may be merger and acquisition activity among our competitors and potential competitors that may provide our competitors and potential competitors with an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs. The introduction of new technologies and new market entrants may also increase competitive pressures.

We are exposed to risks associated with weakness in the global economy and geopolitical instability.

Our business is dependent upon manufacturers of semiconductor and LED capital equipment, whose businesses in turn ultimately depend largely on consumer spending on semiconductor and LED devices. Continuing uncertainty regarding the global economy continues to pose challenges to our business. Economic uncertainty and related factors, including current unemployment levels, uncertainty in European debt markets, geopolitical instability in various parts of the world, fiscal uncertainty in the U.S. economy, market volatility and the slow rate of recovery of many countries from recent recessions, exacerbate negative trends in business and consumer spending and may cause certain of our customers to push out, cancel or refrain from placing orders for products or services, which may reduce sales and materially adversely affect our business, financial condition and results of operations. Difficulties in obtaining capital, uncertain market conditions or reduced profitability may also cause some customers to scale back operations, exit businesses, merge with other manufacturers, or file for bankruptcy protection and potentially cease operations, leading to customers’ reduced research and development funding and/or capital expenditures and, in turn, lower orders from our customers and/or additional slow moving or obsolete inventory or bad debt expense for us. These conditions may also similarly affect our key suppliers, which could impair their ability to deliver parts and result in delays for our products or require us to either procure products from higher-cost suppliers, or if no additional suppliers exist, to reconfigure the design and manufacture of our products, and we may be unable to fulfill some customer orders. Any of these conditions or events could have a material adverse effect on our business, financial condition and results of operations.

If we do not keep pace with developments in the industries we serve and with technological innovation generally, our products and services may not be competitive.

Rapid technological innovation in the markets we serve requires us to anticipate and respond quickly to evolving customer requirements and could render our current product offerings, services and technologies obsolete. In particular, the design and manufacturing of semiconductors and LED devices is constantly evolving and becoming more complex in order to achieve greater power, performance and efficiency with smaller devices. Capital equipment manufacturers need to keep pace with these changes by refining their existing products and developing new products.

We believe that our future success will depend upon our ability to design, engineer and manufacture products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design, engineering and manufacturing processes in a cost-effective and timely manner. If we are unable to integrate new technical specifications into competitive product designs, develop the technical capabilities necessary to manufacture new products or make necessary modifications or enhancements to existing products, our business, financial condition and results of operations could be materially adversely affected.

The timely development of new or enhanced products is a complex and uncertain process which requires that we:

•	design innovative and performance-enhancing features that differentiate our products from those of our competitors;

•	identify emerging technological trends in the industries we serve, including new standards for our products;

•	accurately identify and design new products to meet market needs;

•	collaborate with OEMs to design and develop products on a timely and cost-effective basis;

•	ramp-up production of new products, especially new subsystems, in a timely manner and with acceptable yields;

•	manage our costs of product development and the costs of producing the products that we sell;

•	successfully manage development production cycles; and

•	respond quickly and effectively to technological changes or product announcements by others.

If we are unsuccessful in keeping pace with technological developments for the reasons above or other reasons, our business, financial condition and results of operations could be materially adversely affected.

We must design, develop and introduce new products that are accepted by OEMs in order to retain our existing customers and obtain new customers.

The introduction of new products is inherently risky because it is difficult to foresee the adoption of new standards, coordinate our technical personnel and strategic relationships and win acceptance of new products by OEMs. We attempt to mitigate this risk by collaborating with our customers during their design and development processes. We cannot, however, assure you that we will be able to successfully introduce, market and cost-effectively manufacture new products, or that we will be able to develop new or enhanced products and processes that satisfy customer needs. In addition, new capital equipment typically has a lifespan of five to ten years, and OEMs frequently specify which systems, subsystems, components and instruments are to be used in their equipment. Once a specific system, subsystem, component or instrument is incorporated into a piece of capital equipment, it will often continue to be purchased for that piece of equipment on an exclusive basis for 18-24 months before the OEM generates enough sales volume to consider adding alternative suppliers. Accordingly, it is important that our products are designed into the new systems introduced by the OEMs. If any of the new products we develop are not launched or successful in the market, our business, financial condition and results of operations could be materially adversely affected.

The manufacturing of our products is highly complex, and if we are not able to manage our manufacturing and procurement process effectively, our business, financial condition and results of operations may be materially adversely affected.

The manufacturing of our products is a highly complex process that involves the integration of multiple components and requires effective management of our supply chain while meeting our customers’ design-to-delivery cycle time requirements. Through the course of the manufacturing process, our customers may modify design and system configurations in response to changes in their own customers’ requirements. In order to rapidly respond to these modifications and deliver our products to our customers in a timely manner, we must effectively manage our manufacturing and procurement process. If we fail to manage this process effectively, we risk losing customers and damaging our reputation. We may also be subject to liability under our agreements with our customers if we or our suppliers fail to re-configure manufacturing processes or components in response to these modifications. In addition, if we acquire inventory in excess of demand or that does not meet customer specifications, we could incur excess or obsolete inventory charges. We have from time to time experienced bottlenecks and production difficulties that have caused delivery delays and quality control problems. These risks are even greater as we seek to expand our business into new subsystems. In addition, certain of our suppliers have been, and may in the future be, forced out of business as a result of the economic environment. In such cases, we may be required to procure products from higher-cost suppliers or, if no additional suppliers exist, reconfigure the design and manufacture of our products. This could materially limit our growth, adversely impact our ability to win future business and have a material adverse effect on our business, financial condition and results of operations.

Defects in our products could damage our reputation, decrease market acceptance of our products and result in potentially costly litigation.

A number of factors, including design flaws, material and component failures, contamination in the manufacturing environment, impurities in the materials used and unknown sensitivities to process conditions, such as temperature and humidity, as well as equipment failures, may cause our products to contain undetected errors or defects. Errors, defects or other problems with our products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	cause us to incur increased charges due to unusable inventory;

•	require design modifications;

•	result in liability for the unintended release of hazardous materials;

•	create claims for rework, replacement and/or damages under our contracts with customers, as well as indemnification claims from customers;

•	decrease market acceptance of, or customer satisfaction with, our products, which could result in decreased sales and increased product returns; or

•	result in lower yields for semiconductor manufacturers.

If any of our products contain defects or have reliability, quality or compatibility problems, our reputation may be damaged and customers may be reluctant to buy our products. We may also face a higher rate of product defects as we increase our production levels in periods of significant growth. Product defects could result in warranty and indemnification liability or the loss of existing customers or impair our ability to attract new customers. In addition, we may not find defects or failures in our products until after they are installed in a manufacturer’s fabrication facility. We may have to invest significant capital and other resources to correct these problems. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. In addition, hazardous materials flow through and are controlled by certain of our products and an unintended release of these materials could result in serious injury or death. Liability claims could require us to spend significant time and money in litigation or pay significant damages.

We may incur unexpected warranty and performance guarantee claims that could materially adversely affect our business, financial condition and results of operations.

In connection with our products and services, we provide various product warranties, performance guarantees and indemnification rights. Warranty or other performance guarantee or indemnification claims against us could cause us to incur significant expense to repair or replace defective products or indemnify the affected customer for losses. In addition, quality issues can have various other ramifications, including delays in the recognition of sales, loss of sales, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our reputation, all of which could materially adversely affect our business, financial condition and results of operations.

Our dependence on a limited number of suppliers may harm our production output and increase our costs, and may prevent us from delivering acceptable products on a timely basis.

Our ability to meet our customers’ demand for our products depends upon obtaining adequate supplies of quality components and other raw materials on a timely basis. In addition, our customers often specify components from particular suppliers that we must incorporate into our products. We also use consignment and just-in-time stocking programs, which means we carry very little inventory of components or other raw materials, and we rely on our suppliers to deliver necessary components and raw materials in a timely manner. However, our suppliers are under no obligation to provide us with components or other raw materials. As a result, the loss of or failure to perform by any of our key suppliers could materially adversely affect our ability to deliver products on a timely basis. In addition, if a supplier were unable to provide the volume of components we require on a timely basis and at acceptable prices and quality, we would have to identify and qualify replacements from alternative sources of supply. However, the process of qualifying new suppliers for complex components is also lengthy and could delay our production. We may also experience difficulty in obtaining sufficient supplies of components and raw materials in times of significant growth in our business. If we are unable to procure sufficient quantities of components or raw materials from suppliers, our customers may elect to delay or cancel existing orders or not place future orders, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to order and shipment uncertainties, and any significant reductions, cancellations or delays in customer orders could have a material adverse effect on our business, financial condition and results of operations.

Our sales are difficult to forecast because we generally do not have a material backlog of unfilled orders and because of the short time frame within which we are often required to manufacture and deliver products to our customers. Most of our sales for a particular quarter depend on customer orders placed during that quarter or shortly before it commences. Our contracts generally do not require our customers to commit to minimum purchase volumes. While most of our customers provide periodic rolling forecasts for product orders, those forecasts do not become binding until a formal purchase order is submitted, which generally occurs only a short time prior to shipment. As a result of the foregoing and the cyclicality and volatility of the industries we serve, it is difficult to predict future orders with precision. Occasionally, we order component inventory and build products in advance of the receipt of actual customer orders. Customers may cancel order forecasts, change production quantities from forecasted volumes or delay production for reasons beyond our control. Furthermore, reductions, cancellations or delays in customer order forecasts usually occur without penalty to, or compensation from, the customer. Reductions, cancellations or delays in forecasted orders could cause us to hold inventory longer than anticipated, which could reduce our gross profit, restrict our ability to fund our operations and result in unanticipated reductions or delays in sales. If we do not obtain orders as we anticipate, we could have excess components for a specific product and/or finished goods inventory that we would not be able to sell to another customer, likely resulting in inventory write-offs, which could have a material adverse effect on our business, financial condition and results of operations.

Because our customers generally require that they qualify our engineering, documentation, manufacturing and quality control procedures, our ability to add new customers quickly is limited.

We are generally required to qualify and maintain our status as a supplier for each of our customers. This is a time-consuming process that involves the inspection and approval by a customer of our engineering, documentation, manufacturing and quality control procedures before that customer will place orders with us. Our ability to lessen the adverse effect of any loss of, or reduction in sales to, an existing customer through the rapid addition of one or more new customers is limited in part because of these qualification requirements. Consequently, the risk that our business, financial condition and results of operations would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers is increased. Moreover, if we lost our existing status as a qualified supplier to any of our customers, such customer could cancel its orders from us or otherwise terminate its relationship with us, which could have a material adverse effect on our business, financial condition and results of operations.

Restrictive covenants under our credit facilities may limit our current and future operations. If we fail to comply with those covenants, the lenders could cause outstanding amounts, which are currently substantial, to become immediately due and payable, and we might not have sufficient funds and assets to pay such loans.

As of June 26, 2015, we had $52.6 million of outstanding indebtedness, including $42.1 million of indebtedness under our term loan facility and $10.5 million of indebtedness under our revolving credit facility. Upon the closing of the Refinancing Transaction, we had $55.0 million of indebtedness outstanding under our new term loan facility and $10.0 million of indebtedness outstanding under our new revolving credit facility. We may incur additional indebtedness in the future. Our new credit facilities contain certain restrictive covenants and conditions, including limitations on our ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	create or incur liens, negative pledges or guarantees;

•	make investments;

•	make loans;

•	sell or otherwise dispose of assets;

•	merge, consolidate or sell substantially all of our assets;

•	make certain payments on indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments or investments;

•	enter into certain agreements that restrict distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	change the nature of our business; and

•	amend the terms of our organizational documents.

As a result of these covenants, we may be restricted in our ability to pursue new business opportunities or strategies or to respond quickly to changes in the industries that we serve. A violation of any of these covenants would be deemed an event of default under our credit facilities. In such event, upon the election of the lenders, the loan commitments under our credit facilities would terminate and the principal amount of the loans and accrued interest then outstanding would be due and payable immediately. A default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we cannot assure you that we and our subsidiaries would have sufficient funds to repay such indebtedness or be able to obtain replacement financing on a timely basis or at all. These events could force us into bankruptcy or liquidation, which would a material adverse effect on our business, financial condition and results of operations.

We also may need to negotiate changes to the covenants in the agreements governing our credit facilities in the future if there are material changes in our business, financial condition or results of operations, but we cannot assure you that we will be able to do so on terms favorable to us or at all.

Certain of our customers require that we consult with them in connection with specified fundamental changes in our business, and address any concerns or requests such customer may have in connection with a fundamental change. While those customers do not have contractual approval or veto rights with respect to fundamental changes, our failure to consult with such customers or to satisfactorily respond to their requests in connection with any such fundamental change could constitute a breach of contract or otherwise be detrimental to our relationships with such customers.

Certain of our key customers require that we consult with them in connection with specified fundamental changes in our business, including among other things:

•	entering into any new line of business;

•	amending or modifying our organizational documents;

•	selling all or substantially all of our assets, or merging or amalgamating with a third party;

•	incur borrowings in excess of a specific amount;

•	making senior management changes;

•	entering into any joint venture arrangement; and

•	effecting an initial public offering.

These customers do not have contractual approval or veto rights with respect to any fundamental changes in our business. However, our failure to consult with such customers or to satisfactorily respond to their requests in connection with any such fundamental change could constitute a breach of contract or otherwise be detrimental to our relationships with such customers, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to generate sufficient cash to service all of our indebtedness, including under our credit facilities, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness, including under our credit facilities, depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness. If we cannot make scheduled payments on our debt, we will be in default and, as a result, the lenders under our credit facilities could terminate their commitments to loan money, or foreclose against the assets securing such borrowings, and we could be forced into bankruptcy or liquidation, in each case, which would have a material adverse effect on our business, financial condition and results of operations.

Our business is largely dependent on the know-how of our employees, and we generally do not have an intellectual property position that is protected by patents.

We believe that the success of our business depends in part on our proprietary technology, information, processes and know-how and on our ability to operate without infringing on the proprietary rights of third parties. We rely on a combination of trade secrets and contractual confidentiality provisions and, to a much lesser extent, patents, copyrights and trademarks to protect our proprietary rights. Accordingly, our intellectual property position is more vulnerable than it would be if it were protected primarily by patents. We cannot assure you that we have adequately protected or will be able to adequately protect our technology, that our competitors will not be able to utilize our existing technology or develop similar technology independently, that the claims allowed with respect to any patents held by us will be broad enough to protect our technology or that foreign intellectual property laws will adequately protect our intellectual property rights. If we fail to protect our proprietary rights successfully, our competitive position could suffer. Any future litigation to enforce patents issued to us, to protect trade secrets or know-how possessed by us or to defend ourselves or to indemnify others against claimed infringement of the rights of others could have a material adverse effect on our business, financial condition and results of operations.

Third parties have claimed and may in the future claim we are infringing their intellectual property, which could subject us to litigation or licensing expenses, and we may be prevented from selling our products if any such claims prove successful.

We may in the future receive claims that our products, processes or technologies infringe the patents or other proprietary rights of third parties. In addition, we may be unaware of intellectual property rights of others that may be applicable to our products. Any litigation regarding our patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations, any of which could have a material adverse effect on our business, financial condition and results of operations. The complexity of the technology involved in our products and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement may also require us to enter into costly license agreements. However, we may not be able to obtain licenses on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the development, manufacture and sale of certain of our products if any such claims prove successful. We also rely on design specifications and other intellectual property of our customers in the manufacture of products for such customers. While our customer agreements generally provide for indemnification of us by a customers if we are subjected to litigation for third-party claims of infringement of such customer’s intellectual property, such indemnification provisions may not be sufficient to fully protect us from such claims, or our customers may breach such indemnification obligations to us, which could result in costly litigation to defend against such claims or enforce our contractual rights to such indemnification.

From time to time, we may become involved in other litigation and regulatory proceedings, which could require significant attention from our management and result in significant expense to us and disruptions in our business.

In addition to any litigation related to our intellectual property rights, we may in the future be named as a defendant from time to time in other lawsuits and regulatory actions relating to our business, such as commercial contract claims, employment claims and tax examinations, some of which may claim significant damages or cause us reputational harm. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot predict the ultimate outcome of any such proceeding. An unfavorable outcome could have a material adverse effect on our business, financial condition and results of operations or limit our ability to engage in certain of our business activities. In addition, regardless of the outcome of any litigation or regulatory proceeding, such proceedings are often expensive, time-consuming and disruptive to normal business operations and require significant attention from our management. As a result, any such lawsuits or proceedings could materially adversely affect our business, financial condition and results of operations.

The technology labor market is very competitive, and our business will suffer if we are unable to hire and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our research, engineering, sales and manufacturing personnel, most of whom are not subject to employment or non-competition agreements. Competition for qualified personnel in the technology industry is particularly intense, and we operate in geographic locations in which labor markets are competitive. Our management team has significant industry experience and deep customer relationships, and therefore would be difficult to replace. In addition, our business is dependent to a significant degree on the expertise and relationships which only a limited number of engineers possess. Many of these engineers work at our customers’ sites and serve as an extension of our customers’ product design teams. The loss of any of our key executive officers or key engineers and other personnel, including our engineers working at our customers’ sites, or the failure to attract additional personnel as needed, could have a material adverse effect on our business, financial condition and results of operations and could lead to higher labor costs, the use of less-qualified personnel and the loss of customers. In addition, if any of our key executive officers or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. We do not maintain key-man life insurance with respect to any of our employees. Our business will suffer if we are unable to attract, employ and retain highly skilled personnel.

Future acquisitions may present integration challenges, and if the goodwill, indefinite-lived intangible assets and other long-term assets recorded in connection with such acquisitions become impaired, we would be required to record impairment charges, which may be significant.

If we find appropriate opportunities in the future, we may acquire businesses, products or technologies that we believe are strategic. If we acquire a business, product or technology, the process of integration may produce unforeseen operating difficulties and expenditures, fail to result in expected synergies or other benefits and absorb significant attention of our management that would otherwise be available for the ongoing development of our business. In addition, in the event of any future acquisitions, we may record a portion of the assets we acquire as goodwill, other indefinite-lived intangible assets or finite-lived intangible assets. We do not amortize goodwill and indefinite-lived intangible assets, but rather review them for impairment on an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. In the past we have incurred goodwill impairment charges, including a $42.9 million impairment charge in fiscal 2012 relating to our Systems Integration product line, which was due to a significant downturn in the LED market. The recoverability of goodwill and indefinite-lived intangible assets is dependent on our ability to generate sufficient future earnings and cash flows. Changes in estimates, circumstances or conditions, resulting from both internal and external factors, could have a significant impact on our fair valuation determination, which could then have a material adverse effect on our business, financial condition and results of operations.

Our quarterly sales and operating results fluctuate significantly from period to period, and this may cause volatility in our stock price.

Our quarterly sales and operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate in the future for a variety of reasons, including the following:

•

demand for and market acceptance of our products as a result of the cyclical nature of the industries we serve or otherwise, often resulting in reduced sales during industry downturns and increased sales during periods of industry recovery or growth;

•	overall economic conditions;

•	changes in the timing and size of orders by our customers;

•	strategic decisions by our customers to terminate their outsourcing relationship with us or give market share to our competitors;

•	consolidation by our customers;

•	cancellations and postponements of previously placed orders;

•	pricing pressure from either our competitors or our customers, resulting in the reduction of our product prices or loss of market share;

•

disruptions or delays in the manufacturing of our products or in the supply of components or raw materials that are incorporated into or used to manufacture our products, thereby causing us to delay the shipment of products;

•	decreased margins for several or more quarters following the introduction of new products, especially as we introduce new subsystems or other products or services;

•	changes in design-to-delivery cycle times;

•	inability to reduce our costs quickly in step with reductions in our prices or in response to decreased demand for our products;

•	changes in our mix of products sold;

•	write-offs of excess or obsolete inventory;

•	one-time expenses or charges; and

•	announcements by our competitors of new products, services or technological innovations, which may, among other things, render our products less competitive.

As a result of the foregoing, we believe that quarter-to-quarter comparisons of our sales and results of operations may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Changes in the timing or terms of a small number of transactions could disproportionately affect our results of operations in any particular quarter. Moreover, our results of operations in one or more future quarters may fail to meet our guidance or the expectations of securities analysts or investors. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our ordinary shares.

Labor disruptions could materially adversely affect our business, financial condition and results of operations.

As of June 26, 2015, we had approximately 576 full time employees and approximately 174 contract or temporary workers worldwide. None of our employees are unionized, but in various countries, local law requires our participation in works councils. While we have not experienced any material work stoppages at any of our facilities, any stoppage or slowdown could cause material interruptions in manufacturing, and we cannot assure you that alternate qualified capacity would be available on a timely basis, or at all. As a result, labor disruptions at any of our facilities could materially adversely affect our business, financial condition and results of operations.

As a global company, we are subject to the risks of doing business internationally, including periodic foreign economic downturns and political instability, which may adversely affect our sales and cost of doing business in those regions of the world.

Foreign economic downturns have adversely affected our business and results of operations in the past and could adversely affect our business and results of operations in the future. In addition, other factors relating to the operation of our business outside of the United States may have a material adverse effect on our business, financial condition and results of operations in the future, including:

•	the imposition of governmental controls or changes in government regulations, including tax regulations;

•	difficulties in enforcing our intellectual property rights;

•	difficulties in developing relationships with local suppliers;

•	difficulties in attracting new international customers;

•	difficulties in complying with foreign and international laws and treaties;

•	restrictions on the export of technology;

•	compliance with U.S. and international laws involving international operations, including the Foreign Corrupt Practices Act, export control laws and export license requirements;

•	difficulties in achieving headcount reductions due to unionized labor and works councils;

•	restrictions on transfers of funds and assets between jurisdictions;

•	geo-political instability; and

•	trade restrictions and changes in taxes and tariffs.

In the future, we may seek to expand our presence in certain foreign markets or enter emerging markets. Evaluating or entering into an emerging market may require considerable management time, as well as start-up expenses for market development before any significant sales and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local political, economic and market conditions. As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and the other risks noted above. The impact of any one or more of these factors could materially adversely affect our business, financial condition and results of operations.

We are subject to fluctuations in foreign currency exchange rates which could cause operating results and reported financial results to vary significantly from period to period.

The vast majority of our sales are denominated in U.S. Dollars. Many of the costs and expenses associated with our Singapore, Malaysian and U.K. operations are paid in Singapore Dollars, Malaysian Ringgit or British Pounds (or Euros), respectively, and we expect our exposure to these currencies to increase as we increase our operations in those countries. As a result, our risk exposure from transactions denominated in non-U.S. currencies is primarily related to the Singapore Dollar, Malaysian Ringgit, British Pound and Euro. In addition, because the majority of our sales are denominated in the U.S. Dollar, if one or more of our competitors sells to our customers in a different currency than the U.S. Dollar, we are subject to the risk that the competitors’ products will be relatively less expensive than our products due to exchange rate effects. We have not historically established transaction-based hedging programs. Foreign currency exchange risks inherent in doing business in foreign countries could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous environmental laws and regulations, which could require us to incur environmental liabilities, increase our manufacturing and related compliance costs or otherwise adversely affect our business.

We are subject to a variety of federal, state, local and foreign laws and regulations governing the protection of the environment. These environmental laws and regulations include those relating to the use, storage, handling, discharge, emission, disposal and reporting of toxic, volatile or otherwise hazardous materials used in our manufacturing processes. These materials may have been or could be released into the environment at properties currently or previously owned or operated by us, at other locations during the transport of materials or at properties to which we send substances for treatment or disposal. In addition, we may not be aware of all environmental laws or regulations that could subject us to liability in the United States or internationally. If we were to violate or become liable under environmental laws and regulations or become non-compliant with permits required at some of our facilities, we could be held financially responsible and incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report to shareholders. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Additionally, to comply with the requirements of being a public company, we may need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff, which may adversely affect our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our share price.

During the preparation of our audited consolidated financial statements for fiscal 2013, we identified material weaknesses in our system of internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. The weaknesses that were identified related to the sufficiency of our processes and procedures in place for the approval, audit and reimbursement of travel and entertainment expenses and the establishment of new vendors. Specifically, (1) certain travel and entertainment expenses were reimbursed in contravention of our reimbursement policy and (2) two parties controlled by our former chief executive officer were established as company vendors without provision of all of the documents required under company policy or proper disclosure of the interest of our former chief executive officer in those vendors.

Since the discovery of these material weaknesses, we have taken steps to fully understand the material weaknesses and to remediate them. We believe we have substantially remediated these material weaknesses as of the end of fiscal 2014 by implementing new policies and procedures, including by requiring additional approvals from senior company personnel for travel and entertainment expense reimbursements, engaging a third party to review expense reports and receipts submitted for reimbursement and establishing additional review and disclosure procedures for all new vendors.

In addition, during early 2015, we identified a material weakness. Specifically, we had overstated our liabilities for the goods received but not invoiced account and cost of goods sold relating to certain aged transactions, whereby accounts payable was not reduced on a timely basis. To remediate this weakness, we have initiated compensating controls regarding the reconciliation of these accounts at the end of each period. Specifically, we have implemented a new account reconciliation tool and a more detailed account review.

Despite our efforts, we may identify additional related or unrelated material weaknesses or significant deficiencies in the future. If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

There are limitations on the effectiveness of controls, and the failure of our control systems may materially and adversely impact us.

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could have a material adverse effect on our business, financial condition and results of operations.

Compliance with recently adopted rules of the SEC relating to “conflict minerals” may require us and our suppliers to incur substantial expense and may result in disclosure by us that certain minerals used in products we manufacture are not “DRC conflict free.”

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, required the SEC to promulgate rules requiring disclosure by a public company of any “conflict minerals” (tin, tungsten, tantalum and gold) necessary to the functionality or production of a product manufactured or contracted to be manufactured by such company. The SEC adopted final rules in 2012 which took effect at the end of January 2013. Because we manufacture products which may contain tin, tungsten, tantalum or gold, we will be required under these rules to determine whether those minerals are necessary to the functionality or production of our products and, if so, conduct a country of origin inquiry with respect to all such minerals. If any such minerals may have originated in the Democratic Republic of the Congo, or the DRC, or any of its adjoining countries, or the “covered countries,” then we and our suppliers must conduct diligence on the source and chain of custody of the conflict minerals to determine if they did originate in one of the covered countries and, if so, whether they financed or benefited armed groups in the covered countries. Disclosures relating to the products which may contain conflict minerals, the country of origin of those minerals and whether they are “DRC conflict free” must be provided in a Form SD (and accompanying conflict minerals report if one is required to disclose the diligence undertaken by us in sourcing the minerals and our conclusions relating to such diligence). If we are required to submit a conflict minerals report, that report must be audited by an independent auditor pursuant to existing government auditing standards, unless (for the first two years) we are unable to determine whether the minerals are “DRC conflict free.” Compliance with this new disclosure rule may be very time consuming for management and our supply chain personnel (as well as time consuming for our suppliers) and could involve the expenditure of significant amounts of money and resources by us and them. Disclosures by us mandated by the new rules which are perceived by the market to be “negative” may cause customers to refuse to purchase our products. We are currently unable to assess the cost of compliance with this rule, and we cannot assure you that such cost will not have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other catastrophic events, and to interruption by man-made disruptions, such as terrorism.

Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. If any of our facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce sales and result in large expenses to repair or replace the facility. In addition, we may experience extended power outages at our facilities. Disruption in supply resulting from natural disasters or other causalities or catastrophic events may result in certain of our suppliers being unable to deliver sufficient quantities of components or raw materials at all or in a timely manner, disruptions in our operations or disruptions in our customers’ operations. To the extent that natural disasters or other calamities or causalities should result in delays or cancellations of customer orders, or the delay in the manufacture or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Changes in tax laws, tax rates or tax assets and liabilities could materially adversely affect our financial condition and results of operations.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. We have significant operations in the United States and our holding company structure includes entities organized in the Cayman Islands, Netherlands, Singapore and Scotland. As a result, changes in applicable tax laws in these jurisdictions could have a material adverse effect on our financial condition and results of operations.

We are also subject to regular examination by the Internal Revenue Service and other tax authorities, and from time to time we initiate amendments to previously filed tax returns. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations and amendments to determine the adequacy of our provision for income taxes, which requires estimates and judgments. Although we believe our tax estimates are reasonable, we cannot assure you that the tax authorities will agree with such estimates. We may have to engage in litigation to achieve the results reflected in the estimates, which may be time-consuming and expensive. We cannot assure you that we will be successful or that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

An active trading market for our ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ordinary shares at an attractive price, or at all. The price for our ordinary shares in this offering will be determined by negotiations with the underwriters and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ordinary shares at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our ordinary shares in the future, and it may impair our ability to attract and motivate our employees through equity incentive awards.

You should consider an investment in our ordinary shares to be risky, and you should invest in our ordinary shares only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our ordinary shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our ordinary shares;

•	speculation about our business in the press or investment community;

•	failures to meet external expectations or management guidance;

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•

changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of ordinary shares by our shareholders, including Francisco Partners, our incurrence of additional debt or our failure to comply with the agreements governing our credit facilities;

•	our decision to enter new markets;

•	reputational issues;

•	additions or departures of key members of our management team or significant changes in our board of directors;

•	changes in general economic and market conditions in any of the regions in which we conduct our business;

•	material litigation or government investigations;

•	the expiration of lock-up agreements;

•	changes in industry conditions or perceptions; and

•	changes in applicable laws, rules or regulations.

In addition, if the market for stocks in our industry or industries related to our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition and results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our share price.

Sales of substantial amounts of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have             ordinary shares outstanding (or             shares if the underwriters exercise in full their option to purchase additional shares). The ordinary shares offered in this offering will be freely tradable without restriction under the Securities Act, except that any ordinary shares that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining ordinary shares, representing      % of our total outstanding ordinary shares on a combined basis following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our executive officers and directors and the holders of substantially all of our ordinary shares (including Francisco Partners) have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances). The representatives of the underwriters may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting.”

After the lock-up agreements pertaining to this offering expire, all shares subject to such agreements will be eligible for sale in the public market subject to the provisions of Rule 144 or Rule 701. After this offering, subject to any lock-up restrictions, holders of approximately              ordinary shares will also have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.

In addition, we intend to file a registration statement to register all shares subject to equity awards outstanding or reserved for future issuance under our equity compensation plans. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline. See “Shares Eligible for Future Sale” for a more detailed description of these rights and the restrictions on selling our ordinary shares after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of our ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding ordinary shares.

We are a “controlled company” and, as a result, we are exempt from obligations to comply with certain corporate governance requirements.

Upon the completion of this offering, Francisco Partners will own approximately              million of our ordinary shares, or approximately     % of our outstanding ordinary shares (or     % of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional shares). Accordingly, we will be a “controlled company” for purposes of the              listing requirements. As such, we will be exempt from the obligation to comply with certain corporate governance requirements, including the requirements that a majority of our board of directors consists of independent directors, and that we have nominating and compensation committees that are each composed entirely of independent directors. These exemptions do not modify the requirement for a fully independent audit committee, which is permitted to be phased-in as follows: (1) one independent committee member at the time of our initial public offering; (2) a majority of independent committee members within 90 days of our initial public offering; and (3) all independent committee members within one year of our initial public offering. Similarly, once we are no longer a “controlled company,” we must comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a “controlled company” as opposed to our initial public offering date. Additionally, we will have 12 months from the date we cease to be a “controlled company” to have a majority of independent directors on our board of directors.

In addition, our amended and restated memorandum and articles of association that will become effective upon or prior to the completion of this offering will contain a provision that provides Francisco Partners the right to designate: (i) all of the nominees for election to our board of directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. This provision will also provide that Francisco Partners may assign such right to an affiliate of Francisco Partners. Our amended and restated memorandum and articles of association will prohibit us from increasing or decreasing the size of our board from             directors without the prior written consent of Francisco Partners for so long as it has nomination rights.

We are controlled by Francisco Partners, whose interests may conflict with yours. The concentrated ownership of our ordinary shares will prevent you and other shareholders from influencing significant decisions.

As a result of its ownership of our ordinary shares, Francisco Partners, so long as it holds a majority of our outstanding ordinary shares, will have the ability to control the outcome of matters submitted to a vote of shareholders and, through our board of directors, the ability to control decision-making with respect to our business direction and policies. Matters over which Francisco Partners will, directly or indirectly, exercise control following this offering include:

•	the election of our board of directors and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our shareholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	the repurchase of shares and payment of dividends; and

•	the issuance of shares to management under our equity compensation plans.

Even if Francisco Partners’ ownership of our ordinary shares falls below a majority, it may continue to be able to strongly influence or effectively control our decisions. Under our articles of association, Francisco Partners and its affiliates do not have any obligation to present to us, and Francisco Partners and its affiliates may separately pursue, corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Share Capital—Business Opportunities,” and, for additional information about our relationship with Francisco Partners, see “Certain Relationships and Related Party Transactions.”

You will incur immediate dilution as a result of this offering.

If you purchase ordinary shares in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, you will incur immediate dilution of $             per share, representing the difference between the initial public offering price of

$             per share and our pro forma net tangible book deficit per share as of June 26, 2015 of $             . Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase ordinary shares granted to our employees, consultants and directors under our equity compensation plans. See “Dilution.”

We are an “emerging growth company” and may elect to comply with reduced public company reporting requirements, which could make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years after the first sale of our ordinary shares pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our ordinary shares may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our ordinary shares less attractive as a result of our reliance on these exemptions. If some investors find our ordinary shares less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our ordinary shares and the price for our ordinary shares may be more volatile.

Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies.

We do not expect to pay any cash dividends for the foreseeable future.

On August 11, 2015, our board of directors approved and we declared a one-time approximately $22.1 million cash dividend on our outstanding preferred shares using proceeds from borrowings under our new credit facilities and cash on hand. However, we do not anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under our credit facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of control transactions, including, among other things:

•	provisions that authorize our board of directors, without action by our shareholders, to issue additional ordinary shares and preferred shares with preferential rights determined by the board;

•	provisions that permit only a majority of our board or the chairman of the board to call shareholder meetings and therefore do not permit shareholders to call shareholder meetings;

•

provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; provided, however, at any time when Francisco Partners beneficially owns, in the aggregate, at least 5% in voting power of our ordinary shares, such advance notice procedure will not apply to it; and

•

a staggered board whereby our directors are divided into three classes, with each class subject to retirement and re-election once every three years on a rotating basis, while any director that simultaneously serves as our chief executive officer is not subject to retirement or re-election.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered board, at least two annual meetings of shareholders are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board in a relatively short period of time. For a further discussion of these and other such anti-takeover provisions, see “Description of Share Capital.”

The issuance of preferred shares could adversely affect holders of ordinary shares.

Our board of directors is authorized to issue preferred shares without any action on the part of holders of our ordinary shares. Our board of directors also has the power, without shareholder approval, to set the terms of any such preferred shares that may be issued, including voting rights, dividend rights, preferences over our ordinary shares with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred shares in the future that have preference over our ordinary shares with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our ordinary shares, the rights of holders of our ordinary shares or the price of our ordinary shares could be adversely affected.

Our management will have significant flexibility in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use $             million of the net proceeds from this offering to repay outstanding borrowings under our credit facilities and the remainder for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have significant flexibility in applying most of the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less exhaustive body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and a portion our assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities Under U.S. Federal Securities Laws.”

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Our PFIC status for any taxable year can be determined only after the close of that year.

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a PFIC for U.S. federal income purposes for our current taxable year ending December 25, 2015. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 25, 2015, or for any future taxable year or that the IRS will not take a contrary position.

If we are a PFIC for any taxable year during which a U.S. person holds ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Material Tax Considerations—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.” You are strongly urged to consult your tax advisors as to whether or not we will be a PFIC.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Prospectus Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are organized under the laws of the Cayman Islands. As a result, although we have appointed an agent for service of process in the United States, it may be difficult for a shareholder to effect service of process within the United States upon us, or to enforce against us judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

The Company has been advised by its Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against the Company judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State, and (2) in original actions brought in the Cayman Islands, to impose liabilities against the Company predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There is recent Privy Council authority (which is binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

We have appointed                     , as our agent for service of process in any suit, action or proceeding with respect to actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in The City of New York, Borough of Manhattan, and we will submit to such jurisdiction.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of             ordinary shares in this offering will be approximately $             million, based upon an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to fund our operations and growth, to create a public market for our ordinary shares and to facilitate our future access to the public equity markets. We expect to use approximately $             million of the net proceeds of this offering to repay outstanding borrowings under our credit facilities (discussed below) and the remainder for general corporate purposes, which we expect to include funding working capital, operating expenses and the selective pursuit of business development opportunities in our focus segment areas. At this time, other than the repayment of indebtedness under our credit facilities, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

Upon the closing of the Refinancing Transaction, we had $55.0 million of indebtedness outstanding under our new term loan facility and $10.0 million of indebtedness outstanding under our new revolving credit facility, which credit facilities mature on August 11, 2020. Borrowings under our credit facilities bear interest (x) for base rate loans, at the “base rate” (as defined below) plus 3.00% or (y) for eurodollar loans, at the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, subject to a cap equal to 1.00% with respect to the term loan facility. Upon the closing of the Refinancing Transactions, the applicable interest rate under our credit facilities was 6.25% per annum. No prepayment penalty is owed with respect to the prepayment we intend to make using proceeds of this offering.

DIVIDEND POLICY

In August 2015, our board of directors approved and we declared a one-time approximately $22.1 million cash dividend on our outstanding preferred shares using proceeds from our new credit facilities and cash on hand. However, we do not anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions (including those under our credit facilities and any potential indebtedness we may incur in the future), restrictions imposed by applicable law, tax considerations and other factors our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. In particular, the agreements governing our and our subsidiaries’ indebtedness, including our credit facilities, contain restrictions on the ability of our subsidiaries to make cash dividends to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 26, 2015 on:

•	a historical basis;

•

a pro forma basis to give effect to (i) the conversion of all outstanding Series A preferred shares into             ordinary shares and the subsequent             for             reverse split of our ordinary shares and (ii) the Refinancing Transaction; and

•

a pro forma as adjusted basis to also give effect to the issuance and sale of             ordinary shares in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections entitled “Prospectus Summary-Recent Developments,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	June 26, 2015
	Actual	Pro Forma	Pro Forma As Adjusted
	(Unaudited)
	(in thousands except share data)
Cash	$20,286	$	$

Total debt:
Senior credit facilities:
Revolving credit facility	$10,500	$	$
Term loans	42,125

Total debt	52,625
Equity:
Preferred shares, par value $0.0001 per share, 150,000,000 shares authorized, 142,728,221 issued and outstanding, actual; 150,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	142,728
Ordinary shares, par value $0.0001 per share, 250,000,000 shares authorized, 240,283 shares issued and outstanding, actual; authorized and issued and outstanding, pro forma; authorized and issued and outstanding, pro forma as adjusted	—
Additional paid-in-capital	2,426
Retained earnings	(45,162)

Total shareholders’ equity	99,992

Total capitalization	$152,617	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the as adjusted amount for each of cash, additional paid-in capital, total equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book deficit per ordinary share immediately after this offering. Net tangible book deficit per share represents:

•	total assets less intangible assets;

•	reduced by our total liabilities; and

•	divided by the number of ordinary shares outstanding.

Dilution per share represents the difference between the amount per share paid by purchasers of our ordinary shares in this offering and the pro forma net tangible book deficit per share immediately after this offering. As of June 26, 2015, our net tangible book deficit was approximately $         million, or $          per share. As of June 30, 2015, our pro forma net tangible book deficit was approximately $         million, or $         per share based on 142.7 million ordinary shares outstanding prior to this offering, which includes the assumed conversion of preferred shares into ordinary shares immediately prior to the completion of this offering and the subsequent             for             reverse split of our ordinary shares. This represents an immediate dilution of $         per share to investors purchasing our ordinary shares in this offering. The following table illustrates this dilution per share assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of June 26, 2015	$
Increase per share attributable to conversion of preferred shares
Pro forma net tangible book deficit per share as of June 26, 2015
Increase per share attributable to new investors

Pro forma net tangible book deficit per share as of June 26, 2015 after giving effect to this offering

Dilution per share to new investors		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book deficit by $         million, or $         per share, and would increase or decrease the dilution per share to purchasers in this offering by $         , based on the assumptions set forth above.

The following table summarizes as of June 26, 2015, on an as adjusted basis, the number of ordinary shares purchased, the total consideration paid and the average price per share paid by our existing shareholders and by purchasers in this offering, based upon the initial public offering price of $         per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
(in millions)
Existing shareholders			%	$		%	$
New investors

Total		100%		$	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately     % and our new investors would own approximately     % of the total number of our ordinary shares outstanding after this offering.

To the extent that any options or other equity incentive grants are issued in the future (including pursuant to the equity incentive plan we expect to adopt in connection with the completion of this offering) with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our historical selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 27, 2013 and December 26, 2014 and the selected balance sheet data as of December 27, 2013 and December 26, 2014 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statement of operations data for the six months ended June 27, 2014 and June 26, 2015 and the selected balance sheet data as of June 26, 2015 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial information has been prepared on the same basis as the annual consolidated financial information and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of June 26, 2015 and the results of operations for the six months ended June 27, 2014 and June 26, 2015.

Our historical results are not necessarily indicative of the results that may be expected in the future and interim results are not necessarily indicative of results to be expected for the full year. You should read the selected historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
	(In thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Net sales	$277,637	$314,133	$166,141	$195,710
Cost of sales(1)	239,647	274,151	144,023	168,321

Gross profit	37,990	39,982	22,118	27,389
Operating expenses:
Research and development(1)	4,209	4,493	2,370	2,526
Selling, general and administrative(1)	22,491	24,557	12,760	12,271
Restructuring charges	700	414	148	63
Amortization of intangible assets	6,886	6,886	3,443	3,443

Total operating expenses	34,286	36,350	18,721	18,303

Income from operations	3,704	3,632	3,397	9,086
Interest expense	3,350	3,115	1,598	1,474
Other (income) expense, net	145	207	83	(22)

Income before income taxes	209	310	1,716	7,634
Income tax (benefit)(2)	(2,547)	(5,858)	(2,540)	(1,757)

Net income	$2,756	$6,168	$4,256	$9,391

Net income attributable to common shareholders:(3)
Basic	$—	$3	$—	$13

Diluted	$—	$3	$—	$13

Net income per share attributable to common shareholders:(3)
Basic	$—	$0.04	$—	$0.07

Diluted	$—	$0.02	$—	$0.04

Shares used to compute net income per share attributable to common shareholders:(3)
Basic	—	67,663	667	195,397

Diluted	3,466	148,357	121,799	364,185

Pro forma net income per share attributable to common shareholders (unaudited):(3)
Basic		$0.04		$0.07

Diluted		$0.04		$0.07

Shares used to compute pro forma net income per share attributable to common shareholders (unaudited):
Basic		143,764,335		143,892,069

Diluted		143,764,335		143,892,069

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 26, 2015
			(Unaudited)
	(In thousands)
Consolidated Balance Sheet Data:
Cash	$12,981	$14,373	$20,286
Working capital	26,235	31,313	40,756
Total assets	212,831	219,374	232,788
Total debt(4)	59,000	55,750	52,625
Preferred stock	142,728	142,728	142,728
Total shareholder’s equity	82,863	90,061	99,992

(1)	Share-based compensation included in the consolidated statement of operations data above was as follows:

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
	(In thousands)
Share-Based Compensation Expense:
Cost of sales	$33	$33	$17	$17
Research and development	51	51	26	23
Selling general and administrative	412	927	487	500

Total share-based compensation expense	$496	$1,011	$530	$540

(2)	Income tax benefit consists primarily of federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions. Our income tax benefit results from losses recorded in the United States, where we incur the majority of our corporate expenses and which is being fully benefited as a result of acquired deferred tax liabilities, offset by income in Singapore, which has no tax expense as a result of a tax holiday through 2019.
(3)	Please see Note 14 of our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our actual basic and diluted net income per share and our pro forma unaudited basic and diluted net income per share.
(4)	Includes the current and long-term portion of our debt obligations under our prior $50.0 million term loan facility and $25.0 million revolving credit facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements based upon our current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

Our fiscal year ends on the last Friday of December and our fiscal quarters end on the last Friday of March, June and September, respectively. The fiscal years ended December 27, 2013 and December 26, 2014, referred to herein as fiscal 2013 and fiscal 2014, respectively, had 52 weeks each and the fiscal year ended December 25, 2015 will have 52 weeks. The second fiscal quarters ended June 27, 2014 and June 26, 2015 had 13 weeks each.

Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment and equipment to manufacture LEDs. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices and LEDs. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition and in MOCVD for LED manufacturing. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as electroplating and cleaning. We also provide integration of process tools and sell refurbished process tools.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in both semiconductor and LED manufacturing processes. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor and LED equipment OEMs internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

For fiscal 2014, the relative contributions of our product and service offerings to our total sales were as follows: gas delivery subsystems (72%); systems integration (21%); refurbished tools (4%); and chemical delivery subsystems (3%). Chemical delivery subsystems and refurbished tools, which are our fastest growing product categories, were also our highest gross margin product categories, while system integration generated the lowest gross margin. The gross margin on gas delivery subsystems was approximately equal to our overall gross margin.

We have a global footprint with volume production facilities in Malaysia and Singapore. In fiscal 2013 and 2014, our three largest customers by sales were Applied Materials, Lam Research and Veeco Instruments. During fiscal 2013 and fiscal 2014, respectively, we generated sales of $277.6 million and $314.1 million, gross profit of $38.0 million and $40.0 million, net income of $2.8 million and $6.2 million and adjusted net income of $8.2 million and $12.6 million. During the six months ended June 27, 2014 and June 26, 2015, respectively, we generated sales of $166.1 million and $195.7 million, gross profit of $22.1 million and $27.4 million, net income of $4.3 million and $9.4 million and adjusted net income of $7.4 million and $12.1 million. Adjusted net income is a financial measure that is not calculated in accordance with GAAP. See note 3 to “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income, an accompanying presentation of the most directly comparable GAAP financial measure, net income (loss), and a reconciliation of the differences between adjusted net income and net income.

Key Factors Affecting Our Business

Continued Investment in Semiconductor and LED Manufacturing Equipment.

The design and manufacturing of semiconductors and LED devices is constantly evolving and becoming more complex in order to achieve greater performance and efficiency. To keep pace with these changes, OEMs need to refine their existing products and invest in developing new products. In addition, semiconductor and LED device manufacturers will continue to invest in new wafer fabrication equipment to expand their production capacity and to support new manufacturing processes.

Continued Outsourcing of Subsystems by Semiconductor and LED OEMs

Faced with increasing manufacturing complexities, more complex subsystems, shorter product lead times, shorter industry spend cycles, and significant capital requirements, outsourcing of subsystems and components by OEMs has continued to grow. In the past two decades, OEMs have outsourced most of their gas delivery systems to suppliers such as us. We believe that OEMs have started to outsource their chemical delivery systems in recent years. Our results will be affected by the degree to which outsourcing of these fluid delivery systems by OEMs continues to grow.

Cyclicality of Semiconductor and LED Industries.

Our business is indirectly subject to the cyclicality of the semiconductor and LED device industries. In the year ended December 26, 2014, we derived approximately 79% of our sales from the semiconductor device industry and 21% of our sales from the LED device industry. Demand for semiconductor and LED devices can fluctuate significantly based on changes in general economic conditions, including consumer spending, demand for the products that include these devices and other factors. These fluctuations have in the past resulted in significant variations in our results of operations. The cyclicality of the semiconductor and LED device industries will continue to impact our results of operations in the future.

Customer Concentration.

The number of capital equipment manufacturers for the semiconductor industry has undergone significant consolidation in recent years, resulting in a small number of large manufacturers. Our customers have led much of this consolidation, resulting in our sales being concentrated in a few customers. In fiscal 2014, our three largest customers were Applied Materials, Lam Research and Veeco Instruments, which collectively accounted for approximately 96% of our total sales. The sales we generated from these customers in fiscal 2014 was spread across 14 different products utilized in 10 unique manufacturing process steps. We believe the diversity of products that we provide to these customers, combined with the fact that our customers use our products on numerous types of process equipment, is indicative of the deep relationships we have fostered with these customers. Our customers often require reduced prices or other pricing, quality or delivery commitments as a condition to their purchasing from us in any given period or increasing their purchase volume, which can, among other things, result in reduced gross margins in order to maintain or expand our market share. Although we do not have any long-term contracts that require customers to place orders with us, each of Applied Materials, Lam Research and Veeco Instruments has been our customer for over 10 years.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as significant factors that impact those items.

Sales

We generate sales primarily from the design, manufacture and sale of subsystems for semiconductor capital equipment and LED equipment, as well as from integration of process tools and the sale of refurbished tools. Sales are recognized when persuasive evidence of an arrangement exists, transfer of title has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Our shipping terms are FOB shipping point or FOB destination, or equivalent terms, and accordingly, sales are recognized when legal title has passed to the customer upon shipment or delivery.

Cost of Sales and Gross Profit

Cost of sales consists primarily of purchased materials, direct labor, indirect labor, plant overhead cost and depreciation expense for our manufacturing facilities and equipment, as well as certain engineering costs that are related to non-recurring engineering services that we provide to, and for which we invoice, our customers in connection with their product development activities. Our business has a highly variable cost structure with a low fixed overhead structure as a percentage of cost of sales. In addition, our existing global manufacturing plant capacity is scalable and we are able to adjust to increased customer demand for our products without significant additional capital investment. We operate our business in this manner in order to avoid having excessive fixed costs during a cyclical downturn while retaining flexibility to expand our production volumes during periods of growth. However, this approach results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Since the gross margin on each of our products differs, our overall gross margin as a percentage of our sales changes based on the mix of products we sell in any period.

Operating Expenses

Our operating expenses include research and development, sales and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, share-based compensation and, with regard to sales and marketing expense, sales commissions. Operating expenses also include overhead costs for facilities, IT and depreciation. In addition, our operating expenses include costs related to the impairment of goodwill and intangible assets, amortization of intangible assets, and restructuring costs.

Research and development.    Research and development expense consists primarily of activities related to product design and other development activities, new component testing and evaluation, and test equipment and fixture development. Research and development expense does not include engineering costs that are related to non-recurring engineering services that we provide to and for which we invoice our customers as part of sales, which are reflected as cost of sales. We expect research and development expense will increase in absolute dollars as our customers continue to increase their demand for new product designs and as we invest in our research and product development efforts to enhance our product capabilities and access new customer markets.

Selling, general and administrative.    Selling expense consists primarily of salaries and commissions paid to our sales and sales support employees and other costs related to the sales of our products. General and administrative expense consists primarily of salaries and overhead associated with our administrative staff, professional fees, and depreciation and other allocated facility related costs. We expect selling expenses to increase in absolute dollars as we continue to invest in expanding our markets and as we expand our international operations. After this offering, we expect general and administrative expenses to also increase in absolute dollars due to an increase in costs related to being a public company, including higher legal, corporate insurance and accounting expenses.

Restructuring charges.    Restructuring charges include costs related to an exit or disposal activity. Costs include involuntary termination benefits to terminated employees, certain contract termination costs, including operating lease termination costs, and other associated costs.

Amortization of intangibles.    Amortization of intangible assets is related to our finite-lived intangible assets and is computed using the straight-line method over the estimated economic life of the asset.

Interest Expense

Interest expense consists of interest on our outstanding debt under our credit facilities and any other indebtedness we may incur in the future.

Other (Income) Expense, Net

Other income (expense), net consists primarily of foreign currency transactions. Currently, substantially all of our sales and arrangements with third party suppliers provide for pricing and payment in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. However, our foreign operations whose local currency is not U.S. dollars are required to revalue foreign currency transactions at prevailing foreign exchange rates.

Income Tax Benefit

Our consolidated income tax benefit has resulted from federal and state income tax benefits in the United States. These benefits are the result of the statutory tax rate multiplied by our losses in the United States, where we incur the majority of our corporate expenses, which we are able to recognize for financial reporting purposes notwithstanding our positive net income because of our deferred tax liability, which resulted from an earlier acquisition. Our consolidated income tax benefit is offset in part by income tax expense in certain foreign jurisdictions, primarily Malaysia. Although we have significant income in Singapore, there is no associated income tax expense for such income as a result of a tax holiday in Singapore through 2019.

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
	(In thousands)
Consolidated Statements of Operations Data:
Sales	$277,637	$314,133	$166,141	$195,710
Cost of sales	239,647	274,151	144,023	168,321

Gross profit	37,990	39,982	22,118	27,389
Operating expenses:
Research and development	4,209	4,493	2,370	2,526
Selling, general and administrative	22,491	24,557	12,760	12,271
Restructuring charges	700	414	148	63
Amortization of intangible assets	6,886	6,886	3,443	3,443

Total operating expenses	34,286	36,350	18,721	18,303

Income from operations	3,704	3,632	3,397	9,086
Interest expense	3,350	3,115	1,598	1,474
Other income (expense), net	145	207	83	(22)

Income before income taxes	209	310	1,716	7,634
Income tax benefit	(2,547)	(5,858)	(2,540)	(1,757)

Net income	$2,756	$6,168	$4,256	$9,391

The following table sets forth our results of operations as a percentage of our total sales for the periods presented.

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
Consolidated Statements of Operations Data:
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	86.3	87.3	86.7	86.0

Gross profit	13.7	12.7	13.3	14.0
Operating expenses:
Research and development	1.5	1.4	1.4	1.3
Selling, general and administrative	8.1	7.8	7.7	6.3
Restructuring charges	0.3	0.1	0.1	0.0
Amortization of intangible assets	2.5	2.2	2.1	1.8

Total operating expenses	12.3	11.6	11.3	9.4

Income from operations	1.3	1.2	2.0	4.6
Interest expense	1.2	1.0	1.0	0.8
Other (income) expense, net	0.1	0.1	0.0	(0.0)

Income before income taxes	0.1	0.1	1.0	3.9
Income tax benefit	(0.9)	(1.9)	(1.5)	(0.9)

Net income	1.0%	2.0%	2.6%	4.8%

Comparison of the Six Months Ended June 27, 2014 and June 26, 2015 (Unaudited)

Sales

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Sales	$166,141	$195,710	$29,569	17.8%

The increase in sales from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to an increase in volume of products shipped, which we attribute primarily to gaining market share with our three largest customers and, to a lesser extent, to the overall cyclical improvement in the semiconductor and LED capital equipment markets. On a geographic basis, sales in the United States increased by $7.5 million to $128.2 million for the six months ended June 26, 2015 compared to $120.7 million for the six months ended June 27, 2014. Foreign sales increased by $22.2 million to $67.6 million for the six months ended June 26, 2015 compared to $45.4 million for the six months ended June 27, 2014.

Cost of Sales and Gross Margin

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Cost of sales	$144,023	$168,321	$24,298	16.9%
Gross profit	$22,118	$27,389	$5,271	23.8%
Gross margin	13.3%	14.0%

The increase in cost of sales from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to the increase in sales.

The increase in absolute dollars of gross profit from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to a higher sales volume, a sales mix which included higher margin products and certain improvements to operational efficiencies in our manufacturing locations. Gross margin increased from the six months ended June 27, 2014 to the six months ended June 26, 2015 due to a shift in product mix and better labor efficiency (calculated as total direct labor expense divided by sales). We had better labor efficiency in the six months ended June 26, 2015, compared to the six months ended June 27, 2014 when we experienced a short term downturn in demand from our customers in the second quarter of fiscal 2014. During that time we elected to retain our skilled workforce until demand from our customers recovered which resulted in an unfavorable impact to gross profit and gross margin.

Research and Development

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Research and development	$2,370	$2,526	$156	6.6%

The increase in research and development expenses from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to the increase in headcount to support additional projects.

We also incur engineering costs that are reflected in cost of sales as we invoice customers in connection with non-recurring engineering services that are recognized as sales. We recognized $0.5 million and $0.2 million of engineering costs in the six months ended June 27, 2014 and June 26, 2015, respectively.

Selling, General and Administrative

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Selling, general and administrative	$12,760	$12,271	$(489)	(3.8)%

The decrease in selling, general and administrative expenses from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to lower general and administrative costs resulting from reduced travel expenses of $0.5 million and professional service fees that were lower by $0.5 million in the first half of fiscal 2015 due to work that occurred in the first half of fiscal 2014 on a contemplated initial public offering in 2014 and that did not recur in the first half of fiscal 2015. These decreases were partially offset by increased incentive compensation of $0.5 million as a result of improved business performance and achievement of management performance bonus targets.

Interest Expense

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Interest expense	$1,598	$1,474	$(124)	(7.8)%

Interest expense decreased in the six months ended June 27, 2014 and June 26, 2015 due to reduced outstanding balances on our term loans as a result of ongoing scheduled principal payments, as well as lower average borrowings on our revolving credit facility. Prevailing interest rates were comparable during those periods.

Other (Income) Expense, Net

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Other (income) expense, net	$83	$(22)	$105	126.5%

The change in other (income) expense, net from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to exchange rate fluctuations on transactions denominated in the local currencies of our foreign operations, principally the Singapore Dollar, Malaysian Ringgit and British Pound.

Income tax benefit

	Six Months Ended		Change
	June 27, 2014	June 26, 2015	Amount	%
	(Dollars in thousands)
Income tax benefit	$(2,540)	$(1,757)	$(783)	(30.8)%

The decrease in the income tax benefit from the six months ended June 27, 2014 to the six months ended June 26, 2015 was primarily due to decreased losses in the United States from the six months ended June 27, 2014 to the six months ended June 26, 2015. Income tax benefit consists primarily of U.S. federal and state income tax benefits in the United States offset in part by income tax expense in certain foreign jurisdictions in which we conduct business.

Comparison of the Years Ended December 27, 2013 and December 26, 2014

Sales

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Sales	$277,637	$314,133	$36,496	13.1%

The increase in sales from fiscal 2013 to fiscal 2014 was due to an increase in the volume of products shipped, which we attribute primarily to gaining market share with our three largest customers and, to a lesser extent, to the overall cyclical improvement in the semiconductor and LED capital equipment markets. On a geographic basis, sales in the U.S. increased by $23.9 million to $225.9 for fiscal 2014 compared to $202.0 million for fiscal 2013. Foreign sales increased by $12.6 million to $88.2 million for fiscal 2014 compared to $75.6 million for fiscal 2013.

Cost of Sales and Gross Margin

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Cost of sales	$239,647	$274,151	$34,504	14.4%
Gross profit	$37,990	$39,982	$1,992	5.2%
Gross margin	13.7%	12.7%

The increase in cost of sales from fiscal 2013 to fiscal 2014 was due to the increase in sales.

The increase in absolute dollars of gross profit from the six months ended June 27, 2014 to the six months ended June 26, 2015 was due to a higher sales volume, partially offset by a product mix that included lower margin products, certain short term labor inefficiencies in our manufacturing locations and increased depreciation.

Gross margin declined from fiscal 2013 to 2014 due to a shift in product mix and unfavorable labor productivity due to increased demand. During the second half of fiscal 2014, increasing demand from one of our largest customers required us to hire a significant number of new manufacturing employees, resulting in a decrease in labor efficiency as we trained these employees. Additionally, we experienced a short term downturn consistent with an overall industry decline during the second and third fiscal quarters of 2014. During that time we elected to retain our skilled workforce until demand from our customers recovered, which resulted in an unfavorable impact to gross profit and gross margin. Depreciation in cost of sales increased from fiscal 2013 to fiscal 2014 as we began to depreciate facility expansions in our Singapore and Scotland locations.

Research and Development

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Research and development	$4,209	$4,493	$284	6.7%

The increase in research and development expense from fiscal 2013 to fiscal 2014 was due to an increase in headcount and personnel related costs of $0.3 million to support new product introductions and additional product design activity.

We also incur engineering costs that are reflected in cost of sales as we invoice customers in connection with non-recurring engineering services that are recognized as sales. We recognized $1.0 million of engineering costs in both fiscal 2013 and fiscal 2014.

Selling, General and Administrative

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Selling, general and administrative	$22,491	$24,557	$2,066	9.2%

The increase in selling, general and administrative expenses from fiscal 2013 to 2014 was due to increased professional service fees of $1.3 million associated with preparation for a contemplated initial public offering in 2014, increased share-based compensation of $0.4 million, increased personnel and related expenses of $0.4 million, severance of $0.3 million, and increased management fees of $0.3 million paid to Francisco Partners.

Partially offsetting the above, on August 26, 2014, we entered into a Separation and Release Agreement, or the Separation Agreement, with our former Chief Executive Officer in connection with the termination of his employment with us. See “Executive Compensation-Separation and Release Agreement” for a summary of the terms of the Separation Agreement. We received a reimbursement of $0.6 million from our former Chief Executive Officer in connection with the Separation Agreement, net of expenses incurred.

Selling, general and administrative expense as a percentage of sales decreased from 8.1% in fiscal 2013 to 7.8% in fiscal 2014 primarily due to the favorable impact of the reimbursement from our former Chief Executive Officer.

Restructuring charges

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Restructuring charges	$700	$414	$286	(40.9)%

We implemented restructuring plans in both fiscal 2013 and fiscal 2014 that included headcount reductions, lease reductions and terminations, and facility closure related costs. The restructuring plans were initiated to eliminate excess capacity and idle assets within our facilities in the United States, as well as to reduce redundant headcount as we reallocated resources to our Singapore and Kingston, New York facilities. The fiscal 2014 restructuring plan was at a smaller scale than the restructuring plan in fiscal 2013.

Amortization of Intangible Assets

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Amortization of intangibles assets	$6,886	$6,886	$—	—%

Amortization of intangible assets was flat fiscal 2014 compared to fiscal 2013.

Interest Expense

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Interest expense	$3,350	$3,115	$(235)	(7.0)%

Interest expense decreased from fiscal 2013 to fiscal 2014 due to reduced outstanding balances on our term loans as a result of ongoing scheduled principal payments as well as lower average borrowings on our revolving credit facility. Prevailing interest rates were comparable during those periods.

Other (Income) Expense, Net

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Other (income) expense, net	$145	$207	$62	42.8%

The change in other (income) expense, net from fiscal 2013 to fiscal 2014 was due to exchange rate fluctuations on transactions denominated in the local currencies of our foreign operations, principally the Singapore Dollar, Malaysian Ringgit and British Pound.

Income tax benefit

	Year Ended		Change
	December 27, 2013	December 26, 2014	Amount	%
	(Dollars in thousands)
Income tax benefit	$(2,547)	$(5,858)	$3,311	130.0%

The increase in income tax benefit from fiscal 2013 to fiscal 2014 was primarily due to increased losses in the United States and the recognition of uncertain tax positions due to the lapse in the statute of limitations. Income tax benefit consists primarily of U.S. federal and state income tax benefit in the United States offset in part by income tax expense in certain foreign jurisdictions in which we conduct business.

Quarterly Results of Operations (Unaudited)

The following table sets forth our unaudited quarterly consolidated statement of operations data in dollars for each of the last 10 quarters in the period ended June 26, 2015. The unaudited information for each such quarter has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this information. The results of historical quarters are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 29, 2013	June 28, 2013	September 27, 2013	December 27, 2013	March 28, 2014	June 27, 2014	September 26, 2014	December 26, 2014	March 27, 2015	June 26, 2015
	(In thousands)
Sales	$51,831	$74,971	$67,749	$83,086	$92,272	$73,869	$67,029	$80,963	$95,969	$99,741
Cost of sales	46,112	63,847	58,301	71,387	79,104	64,919	59,446	70,682	82,030	86,291

Gross profit	5,719	11,124	9,448	11,669	13,168	8,950	7,583	10,281	13,939	13,450
Operating expenses:
Research and development	1,013	1,080	1,001	1,115	1,193	1,177	1,012	1,111	1,198	1,328
Selling, general and administrative	5,334	5,949	5,429	5,779	5,899	6,861	4,928	6,869	5,565	6,706
Restructuring charges	159	320	(12)	233	46	102	72	194	33	30
Amortization of intangible assets	1,722	1,721	1,721	1,722	1,722	1,721	1,721	1,722	1,722	1,721

Total operating expenses	8,228	9,070	8,139	8,849	8,860	9,861	7,733	9,896	8,518	9,785

Income (loss) from operations	(2,509)	2,054	1,309	2,850	4,308	(911)	(150)	385	5,421	3,665
Interest expense	832	838	848	832	817	781	763	754	753	721
Other (income) expense, net	(9)	129	(75)	100	76	7	25	99	(31)	9

Income (loss) before income taxes	(3,332)	1,087	536	1,918	3,415	(1,699)	(938)	(468)	4,699	2,935
Income tax (benefit) expense	(1,247)	(915)	(443)	58	(859)	(1,681)	(1,475)	(1,843)	(960)	(797)

Net income (loss)	$(2,085)	$2,002	$979	$1,860	$4,274	$(18)	$537	$1,375	$5,659	$3,732

The following table sets forth our unaudited quarterly consolidated statement of operations data as a percentage of sales for each of the last ten quarters in the period ended June 26, 2015.

	Three Months Ended
	March 29, 2013	June 28, 2013	September 27, 2013	December 27, 2013	March 28, 2014	June 27, 2014	September 26, 2014	December 26, 2014	March 27, 2015	June 26, 2015
	(As a % of total sales)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	89.0	85.2	86.1	85.9	85.7	87.9	88.7	87.3	85.5	86.5

Gross profit	11.0	14.8	13.9	14.1	14.3	12.1	11.3	12.7	14.5	13.5
Operating expenses:
Research and development	2.0	1.4	1.5	1.3	1.3	1.6	1.5	1.4	1.2	1.3
Selling, general and administrative	10.3	7.9	8.0	7.0	6.4	9.3	7.4	8.5	5.8	6.7
Restructuring charges	0.3	0.4	0.0	0.3	0.0	0.1	0.1	0.2	0.0	0.0
Amortization of intangible assets	3.3	2.3	2.5	2.1	1.9	2.3	2.6	2.1	1.8	1.7

Total operating expenses	15.9	12.1	12.0	10.7	9.6	13.3	11.5	12.2	8.9	9.8

Income (loss) from operations	(4.8)	2.7	1.9	3.4	4.7	(1.2)	(0.2)	0.5	5.6	3.7
Interest expense	1.6	1.1	1.3	1.0	0.9	1.1	1.1	0.9	0.8	0.7
Other (income) expense, net	(0.0)	0.2	(0.1)	0.1	0.1	0.0	0.0	0.1	(0.0)	0.0

Income (loss) before income taxes	(6.4)	1.4	0.8	2.3	3.7	(2.3)	(1.4)	(0.6)	4.9	2.9
Income tax (benefit) expense	(2.4)	(1.2)	(0.7)	0.1	(0.9)	(2.3)	(2.2)	(2.3)	(1.0)	(0.8)

Net income (loss)	(4.0)%	2.7%	1.4%	2.2%	4.6%	(0.0)%	0.8%	1.7%	5.9%	3.7%

Quarterly Trends

Sales and gross margin fluctuated based on customer demand, product mix and our ability to adjust our labor force in anticipation of current and future forecasted customer demand. Operating expenses have generally increased starting in the three months ended March 29, 2013 due to increased share-based compensation and management performance bonuses resulting from our grant of additional options and restricted stock awards to new management and more consistent achievement of management performance bonus targets. Additionally, research and development expenses have increased in total dollars as we continue to add personnel to meet increased customer demand for new product designs and to support our entry into emerging markets. Selling, general and administrative expenses have also increased with the addition of new sales personnel to drive our sales growth strategies.

Seasonality

We have not historically experienced meaningful seasonality with respect to our business or results of operations.

Liquidity and Capital Resources

We had cash of $20.3 million as of June 26, 2015. Our principal uses of liquidity are to fund our working capital needs, satisfy our debt obligations, and maintain our equipment and purchase new capital equipment. To date, we have financed our operations primarily through cash flows generated from operations. In addition, we utilize our revolving credit facility to meet short term liquidity needs. See “—Credit Facilities” below for additional information on our credit facilities.

We believe that our cash, the amounts available under our existing credit facilities and our cash flows from operations, together with the net proceeds of this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Cash Flow Analysis

The following table sets forth a summary of operating, investing, and financing activities for the periods presented:

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
	(In thousands)
Cash provided by operating activities	$11,461	$8,091	$5,718	$9,779
Cash used in investing activities	(4,236)	(3,468)	(1,605)	(741)
Cash used in financing activities	(1,330)	(3,231)	(606)	(3,125)

Net increase in cash and cash equivalents	$5,895	$1,392	$3,507	$5,913

Operating Activities

We generated $9.8 million of cash from operating activities during the six months ended June 26, 2015 due to net income of $9.4 million and non-cash charges of $3.7 million offset in part by a net increase of $3.3 million in our net operating assets and liabilities. Non-cash charges primarily related to $4.9 million in depreciation and amortization and $0.5 million in share-based compensation, offset in part by $1.9 million in deferred tax benefit. The net increase in our net operating assets and liabilities was primarily the result of a $7.5 million increase in inventory due to material purchases to support increased customer demand beginning in the first quarter of 2015 and a $2.4 million increase in accounts receivable due to increased sales and timing of customer payments. The increase in net operating assets and liabilities was partially offset by an increase in customer deposits of $6.2 million arising from increased product orders from a customer that pays a partial deposit at the time a purchase order is placed.

We generated $5.7 million of cash from operating activities during the six months ended June 27, 2014 due to net income of $4.3 million and non-cash charges of $2.7 million offset in part by a net increase of $1.3 million in our net operating assets and liabilities. Non-cash charges primarily related to $4.8 million in depreciation and amortization and $0.5 million in share-based compensation, offset in part by $2.8 million in deferred tax benefit. The net decrease in our net operating assets and liabilities was primarily the result of a $8.6 million decrease in accounts payable due to reduced materials purchases in the second quarter of 2014 and timing of payments to suppliers. The increase in net operating assets and liabilities was partially offset by a decrease in accounts receivable of $2.8 million, a decrease in inventory of $2.6 million and an increase in customer deposits of $2.3 million, all of which were related to the short term downtrend we experienced in the second and third quarters of 2014.

We generated $8.1 million of cash from operating activities in fiscal 2014 due to net income of $6.2 million and non-cash charges of $4.8 million, offset in part by a net increase of $2.9 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.6 million in depreciation and amortization and $1.0 million in share-based compensation offset in part by $6.2 million in deferred tax benefit. The net change in our operating assets and liabilities was primarily the result of a $12.1 million increase in inventory due to materials purchases in the fourth quarter of fiscal 2014 in anticipation of sales increases in the first quarter of fiscal 2015. The increase in net operating assets and liabilities was partially offset by an $8.7 million increase in accounts payable resulting from increased materials purchases in anticipation of sale increases in the first quarter of 2015 and a $1.0 million decrease in accounts receivable based on timing of customer payments.

We generated $11.5 million of cash from operating activities in fiscal 2013 due to net income of $2.8 million, non-cash charges of $7.7 million, and a net decrease of $1.0 million in our net operating assets and liabilities. Non-cash charges primarily related to $9.2 million in depreciation and amortization, $0.6 million loss on disposal of property and equipment and $0.5 million in share-based compensation, offset in part by $2.8 million in deferred tax benefit. The net change in our operating assets and liabilities was primarily the result of a $21.9 million increase in accounts payable due to purchases of materials for sales that occurred in the fourth quarter of 2013 in anticipation of sales increases in the first quarter of fiscal 2014 and a $5.2 million increase in customer deposits due to the receipt of funds for orders that were not shipped. The increase in net operating assets and liabilities was partially offset by an $11.1 million increase in accounts receivable and a $15.7 million increase in inventories, both resulting from growth of our business.

Investing Activities

Cash used in investing activities during the six months ended June 26, 2015 and June 27, 2014, was $0.7 million and $1.6 million, respectively, resulting from capital expenditures to purchase property and equipment primarily related to ERP hardware upgrades and facility fixture and leasehold improvements.

Cash used in investing activities in fiscal 2014 was $3.5 million from capital expenditures for the purchase of property and equipment relating to our plant expansion in Scotland and our manufacturing footprint in our Oregon, Texas and Malaysia facilities.

Cash used in investing activities in fiscal 2013 was $4.2 million and consisted of $2.3 million resulting from capital expenditures for the purchase of property and equipment relating to our plant expansion in Singapore and a $2.0 million deferred payment resulting from the Semi Scenic UK Limited acquisition.

Financing Activities

We used $3.1 million of cash from financing activities during the six months ended June 26, which consisted of $7.1 million for the repayment of bank borrowings and our term loan offset by $4.0 million in proceeds from bank borrowings.

We used $0.6 million of cash from financing activities during the six months ended June 27, 2014, which consisted of $6.6 million for the repayment of bank borrowings and our term loan offset by $6.0 million in proceeds from bank borrowings.

We used $3.2 million of cash in financing activities in fiscal 2014, which consisted of $12.2 million for the repayment of bank borrowings offset in part by $9 million in proceeds from bank borrowings.

We used $1.3 million of cash in financing activities in fiscal 2013, which consisted of $5.8 million for the repayment of bank borrowings offset in part by $4.5 million in proceeds from bank borrowings.

Credit Facilities

As of June 26, 2015, our credit facilities consisted of a $50.0 million term loan facility and a $25.0 million revolving credit facility. As of June 26, 2015, the outstanding principal amount of the term loan facility was $42.1 million and the revolving credit facility was $10.5 million.

In connection with the Refinancing Transaction, we entered into a new $55.0 million term loan facility and $20.0 million revolving credit facility, including a letter of credit facility, and repaid all outstanding indebtedness under our prior term loan facility and revolving credit facility

Our new credit facilities were established pursuant to a Credit Agreement, dated as of August 11, 2015, or the Credit Agreement. Upon the closing of the Refinancing Transaction, the outstanding principal amount of our new term loan facility was $55.0 million and our new revolving credit facility was $10.0 million. The material terms of our new credit facilities are described below.

We must pay a commitment fee equal to 0.50% per annum on the unused portion of our revolving credit facility. Our credit facilities are guaranteed by certain of our subsidiaries and secured by substantially all of our tangible and intangible assets (subject to certain exceptions and limitations). The term loan facility is to be repaid in consecutive quarterly payments of (a) $1,137,500 for the quarters ending December 31, 2015 through September 30, 2018 and (b) $812,500 for the quarters ending December 31, 2018 through June 30, 2020, provided that to the extent a “qualified initial public offering” (as defined below) has occurred, the foregoing quarterly payments are reduced to $812,500 for the quarters ending December 31, 2015 through June 30, 2020. The outstanding principal amount of the term loan facility and revolving credit facility is due upon maturity on August 11, 2020.

We are obligated to make certain prepayments on our credit facilities under certain circumstances, including (1) upon an initial public offering in which at least $75 million of net cash proceeds are received, $17,500,000 of such net cash proceeds plus an additional amount of such net cash proceeds that would result in our consolidated total net leverage ratio to be less than 1.75:1.00 (2) the incurrence of new indebtedness outside of the credit facilities, (3) the receipt of proceeds from asset sales and (4) upon earning excess cash flows. The Credit Agreement contains customary representations, warranties and covenants, including financial covenants.

The Credit Agreement requires us to comply with the following financial covenants:

•	a consolidated fixed charge coverage ratio of 1.25:1.00, commencing with the fiscal quarter ending December 31, 2015; and

•	a consolidated leverage ratio as set forth below for the applicable quarter set forth below:

Four (4) Fiscal Quarters Ending on or About	Maximum Consolidated Leverage Ratio
December 31, 2015 through September 30, 2016	3.00:1.00
December 31, 2016 through September 30, 2017	2.50:1.00
December 31, 2017 through September 30, 2018	2.25:1.00
December 31, 2018 through June 30, 2020	2.00:1.00

Contractual Obligations and Commitments

The following summarizes our contractual obligations and commitments as of December 26, 2014:

	Payments Due by Period
	Total	Less Than 1 Year	1—3 Years	3—5 Years	More Than 5 Years
	(In thousands)
Operating leases	$12,851	$3,425	$6,775	$1,438	$1,213
Long-term debt obligations, principal(1)	55,750	3,250	52,500	—	—
Long-term debt obligations, interest(2)	4,401	2,061	2,340	—	—
Purchase obligations(3)	47,954	47,954	—	—	—

Total	$120,956	$56,690	$61,615	$1,438	$1,213

(1)	Represents the contractually required principal payments under our former credit facilities as of December 26, 2014 in accordance with the required principal payment schedule.
(2)	Represents the contractually required interest payments under our former credit facilities as of December 26, 2014 in accordance with the required interest payment schedule. Interest costs for our former term loan facility and revolving credit facility have been estimated based on interest rates in effect for such indebtedness as of December 27, 2013.
(3)	Purchase obligations consist primarily of inventory purchase obligations (both cancellable and non-cancellable) with our independent suppliers.

On August 11, 2015, we entered into a new $55 million term loan facility and $20 million revolving credit facility and repaid all outstanding indebtedness under our prior $50 million term loan facility and $25 million revolving credit facility. See “Capitalization” and “Summary Consolidated Financial Data.”

The table above excludes the amount of such uncertain tax positions of $1.4 million as of December 26, 2014, due to the uncertainty of when the related tax settlements will become due. As of June 26, 2015, the amount of such uncertain tax positions was $0.9 million.

Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. If we cannot provide reliable financial information, our business, operating results and share price could be negatively impacted.

During the preparation of our audited consolidated financial statements for fiscal 2013, we identified material weaknesses in our system of internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. The weaknesses that were identified related to the sufficiency of our processes and procedures in place for the approval, audit and reimbursement of travel and entertainment expenses and the establishment of new vendors. Specifically, (1) certain travel and entertainment expenses were reimbursed in contravention of our reimbursement policy and (2) two parties controlled by our former chief executive officer were established as company vendors without provision of all of the documents required under company policy or proper disclosure of the interest of our former chief executive officer in those vendors.

Since the discovery of these material weaknesses, we have taken steps to fully understand the material weaknesses and to remediate them. We believe we have substantially remediated these material weaknesses as of the end of fiscal 2014 by implementing new policies and procedures, including by requiring additional approvals from senior company personnel for travel and entertainment expense reimbursements, engaging a third party to review expense reports and receipts submitted for reimbursement and establishing additional review and disclosure procedures for all new vendors.

In addition, during early 2015, we identified a material weakness. Specifically, we had overstated our liabilities for the goods received but not invoiced account and cost of goods sold relating to certain aged transactions, whereby accounts payable was not reduced on a timely basis. To remediate this weakness, we have initiated compensating controls regarding the reconciliation of these accounts at the end of each period. Specifically, we have implemented a new account reconciliation tool and a more detailed account review.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Sales Recognition

Product sales are recognized when there is persuasive evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Our shipping terms are FOB shipping point or FOB destination, or equivalents terms, and accordingly, sales is recognized when legal title has passed to the customer upon shipment or delivery. Title and risk of loss generally pass to the customer at the time of delivery of the product to a common carrier. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred by us for shipping and handling are classified as cost of sales.

Sales are recognized when all of the following criteria are met:

•	we enter into a legally binding arrangement with a customer;

•	we ship the product;

•	we determine the fee is fixed or determinable based on the payment terms associated with the transaction and free of contingencies or significant uncertainties; and

•

collectability is reasonably assured. We assess collectability based on credit analysis and payment history. We require collateral, typically cash, in the normal course of business if customers do not meet its criteria established for offering credit.

Inventory Valuation

We write down the carrying value of our inventory to net realizable value for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. We assess the valuation of all inventories, including raw materials, work-in-process, finished goods and spare parts on a periodic basis. Obsolete inventory or inventory in excess of our estimated usage is written down to its estimated market value less costs to sell, if less than its cost. Inherent in our estimates of demand and market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual demand and market conditions are less favorable than our projections, additional inventory write-downs may be required. If the inventory value is written down to its net realizable value, and subsequently there is an increased demand for the inventory at a higher value, the increased value of the inventory is not realized until the inventory is sold either as a component of a subsystem or as separate inventory. For fiscal 2013 and fiscal 2014 we wrote down $0.9 million and $1.5 million, respectively, in inventory determined to be obsolete.

Goodwill, Intangibles Assets, and Long-lived Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. We evaluate our goodwill and indefinite life trade name for impairment on an annual basis, and whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. We operate as a single segment and reporting unit. In addition, we evaluate our identifiable intangible assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include significant changes in the manner of our use of the acquired assets or the strategy of our overall business; significant decreases in the market price of the asset; significant negative changes in sales of specific products or services; and significant negative industry or economic trends.

We continually apply judgment when performing these evaluations and continuously monitor for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term sales growth projections, undiscounted net cash flows, discount rates, recent market valuations from transactions by comparable companies, volatility in our market capitalization and general industry, market and macroeconomic conditions. It is possible that changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing fair value, would require us to record a non-cash impairment charge.

At December 26, 2014, the date of our last impairment analysis, the fair value of the reporting unit was substantially in excess of its carrying value.

In fiscal 2012, we recognized impairment charges of $42.9 million for goodwill and $17.4 million for intangible assets due to the write-down of assets related to product lines in the LED market.

Share-Based Compensation

Our share-based compensation was $0.5 million, $1.0 million, $0.5 million and $0.5 million for the years ended December 27, 2013, December 26, 2014 and the six months ended June 27, 2014 and June 26, 2015, respectively. Compensation expense related to share-based transactions, including employee and non-employee stock options, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model and a single option award approach. Share-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the option, and the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of our ordinary shares. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•

Fair Value of Ordinary Shares.    Because there has been no public market for our ordinary shares, our board of directors has determined the fair value of our ordinary shares by considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, lack of liquidity of our ordinary shares and general and industry-specific economic outlook, among other factors. In addition, we periodically obtain third party valuations to support the determination by our board of directors of the fair value of our ordinary shares.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model based on the U.S. Treasury rates in effect during the corresponding period of grant.

•	Expected Term. We use the simplified method to estimate the expected term of option awards.

•

Volatility.    We determine the price volatility factor based on the historical volatilities of our publicly traded peer group as we do not have a trading history for our ordinary shares. Industry peers consist of several public companies in the industries that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the price of our own ordinary shares share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. Consequently, we used an expected dividend yield of zero.

For valuations after the completion of this offering, our board of directors will determine the fair value of each underlying ordinary share based on the closing price of our ordinary shares as reported on the date of grant.

Income Taxes

The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors and adjusts the effective tax rate as required.

The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our business, results of operations and financial position. We believe we have adequately reserved for our uncertain tax positions, however, no assurance can be given that the final tax outcome of these matters will not be different than what we expect. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome for these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate, as well as the related net interest.

We file income tax returns in the U.S. federal jurisdiction, various states and various foreign jurisdictions. We are no longer subject to U.S. federal examination for tax years ending before 2011, to state examinations before 2010 or to foreign examinations before 2009. We are currently enjoying a zero rate tax holiday in Singapore that is scheduled to expire at the end of fiscal 2019. This tax rate is subject to achieving certain commitments agreed to with the Economic Development Board of Singapore including investment and employment thresholds. Our tax rate could be significantly affected if we are unable to meet these commitments or if we are unable to favorably renegotiate the commitment requirements.

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board, or the FASB, issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for us on January 1, 2014 and it was to be applied prospectively to unrecognized tax benefits that existed at the effective date with retrospective application permitted. We adopted the guidance on January 1, 2014. The guidance had no material impact on our financial position or results of operations in the first quarter of 2014.

In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.

ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU is effective for us on January 1, 2017, with retrospective application permitted. Early application is not permitted. We are currently evaluating the impact of this accounting standard.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15, an amendment to ASC 205, Presentation of Financial Statements. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. We do not expect the adoption of ASU 2014-15 to have a material impact on our financial statements or results of operations.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, or ASU 2015-03. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015, with early adoption permitted for financial statements that have not yet been previously issued. We do not expect the adoption of ASU 2015-03 to have a material impact on our financial statements.

Off-Balance Sheet Arrangements

As of December 26, 2014 and June 26, 2015, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial market risks, including changes in currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Currently, substantially all of our sales and arrangements with third-party suppliers provide for pricing and payment in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. As a result, we do not expect foreign currency exchange rate fluctuations to have a material effect on our results of operations. However, increases in the value of the U.S. dollar relative to other currencies would make our products more expensive relative to competing products priced in such other currencies, which could negatively impact our ability to compete. Conversely, decreases in the value of the U.S. dollar relative to other currencies could result in our foreign suppliers raising their prices in order to continue doing business with us.

While not currently significant, we do have certain operating expenses that are denominated in currencies of the countries in which are operations are located, and may be subject to fluctuations due to foreign currency exchange rates, particularly the Singapore dollar,

Malaysian Ringgit, British Pound and Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

Interest Rate Risk

We had total outstanding debt of $55.8 million as of December 26, 2014, of which $3.3 million was due within 12 months. As of June 26, 2015, we had total outstanding debt of $52.6 million, of which $3.3 million was due within 12 months. The outstanding debt relates to outstanding indebtedness under our former term loan facility and revolving credit facility in the amount of $42.1 million and $10.5 million, respectively. The outstanding indebtedness under our former term loan facility and revolving credit facility carried interest that was charged at either the ABR rate or the Eurodollar rate, at our option, plus an applicable margin.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. The interest rate on a significant majority of our outstanding debt is variable, which also reduces our exposure to these interest rate risks. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

BUSINESS

Company Overview

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems for semiconductor capital equipment and equipment to manufacture light emitting diodes, or LEDs. Our primary offerings include gas and chemical delivery subsystems, collectively known as fluid delivery subsystems, which are key elements of the process tools used in the manufacturing of semiconductor devices and LEDs. Our gas delivery subsystems deliver, monitor and control precise quantities of the specialized gases used in semiconductor manufacturing processes such as etch and deposition and in metalorganic chemical vapor deposition, or MOCVD, for LED manufacturing. Our chemical delivery subsystems precisely blend and dispense the reactive liquid chemistries used in semiconductor manufacturing processes such as electroplating and cleaning. We also provide integration of process tools and sell refurbished process tools.

Fluid delivery subsystems ensure accurate measurement and uniform delivery of specialty gases and chemicals at critical steps in both semiconductor and LED manufacturing processes. Any malfunction or material degradation in fluid delivery reduces yields and increases the likelihood of manufacturing defects in these processes. Historically, semiconductor and LED equipment OEMs internally designed and manufactured the fluid delivery subsystems used in their process tools. Currently, most OEMs outsource the design, engineering and manufacturing of their gas delivery subsystems to a few specialized suppliers, including us. Additionally, many OEMs are also increasingly outsourcing the design, engineering and manufacturing of their chemical delivery subsystems due to the increased fluid expertise required to manufacture these subsystems. Outsourcing these subsystems has allowed OEMs to leverage the suppliers’ highly specialized engineering, design and production skills while focusing their internal resources on their own value-added processes. We believe that this outsourcing trend has enabled OEMs to reduce their fixed costs and development time, as well as provided significant growth opportunities for specialized subsystems suppliers like us.

Our goal is to be the premier supplier of outsourced subsystems to OEMs engaged in manufacturing capital equipment to produce semiconductors and LEDs and to leverage our technology into new markets. To achieve this goal, we engage with our customers early in their design and development processes and utilize our deep engineering resources and operating expertise to jointly create innovative and advanced solutions that meet the current and future needs of our customers. These collaborations frequently involve our engineers working at our customers’ sites and serving as an extension of our customers’ product design teams. We employ this approach with three of the largest manufacturers of semiconductor and LED capital equipment in the world. We believe this approach enables us to design subsystems that meet the precise specifications our customers demand, allows us to often be the sole supplier of these subsystems during the initial production ramp, and positions us to be the preferred supplier for the full five to ten year lifespan of the process tool.

The broad technical expertise of our engineering team, coupled with our early customer engagement approach, enables us to offer innovative and reliable solutions to complex fluid delivery challenges. With two decades of experience developing complex fluid delivery subsystems and meeting the constantly-changing production requirements of leading semiconductor OEMs, we have developed expertise in fluid delivery that we offer to our OEM customers. In addition, our capital efficient model and the integration of our business systems with those of our customers provides us the flexibility to fulfill increased demand and meet changing customer requirements with minimum additional capital. With an aim to superior customer service, we have a global footprint with many facilities strategically located in close proximity to our customers. We have established long standing relationships with top tier OEM customers, including Applied Materials, Lam Research, Veeco and ASML, which were our largest customers by sales in fiscal 2014.

We grew our sales by 13.1% from $277.6 million in fiscal 2013 to $314.1 million in fiscal 2014, and by 17.8% from $166.1 million in the six months ended June 27, 2014 to $195.7 million in the six months ended June 26, 2015. We generated net income of $2.8 million in fiscal 2013, $6.2 million in fiscal 2014, $4.3 million in the six months ended June 27, 2014 and $9.4 million in the six months ended June 26, 2015. We generated adjusted net income of $8.2 million in fiscal 2013, $12.6 million in fiscal 2014, $7.4 million in the six months ended June 27, 2014 and $12.1 million in the six months ended June 26, 2015. See note 3 to “Prospectus Summary—Summary Consolidated Financial Data” for a discussion of adjusted net income, an accompanying presentation of the most directly comparable GAAP financial measure, net income (loss), and a reconciliation of the differences between adjusted net income and net income.

Our Industry

We design, engineer and manufacture critical fluid delivery subsystems for the semiconductor capital equipment, LED capital equipment and other related emerging markets described below.

The Semiconductor Device Industry is Large and Growing

Semiconductors are essential building blocks in all electronic systems. In recent years, semiconductor growth has been driven largely by increasing global demand for mobile devices and computer network systems. As consumers increasingly become accustomed to end products with higher functionality, better power management and smaller form factors, the demand for advanced semiconductor devices is expected to grow. Gartner estimates the semiconductor device market is expected to grow to $404 billion in 2019 from $340 billion in 2014.

Semiconductor Manufacturing Process is Complex and Constantly Evolving

Semiconductor manufacturing is complex and capital-intensive, requiring hundreds of process steps utilizing specialized manufacturing equipment. Technological advancements in semiconductor manufacturing have traditionally led to a continual increase in the number of transistors in a given area of silicon, enabling smaller and more feature-rich devices. As a result, semiconductor device manufacturers must continuously refine their manufacturing processes and invest in next-generation manufacturing equipment that can produce semiconductors with a smaller chip size or an increasing number of features. Gartner estimates that the global spend on wafer fabrication equipment will grow to $37.8 billion in 2019 from $32.0 billion in 2014.

The diagram below illustrates the various semiconductor manufacturing process steps and highlights those that require significant fluid delivery functionality:

Semiconductor manufacturing starts with the wafer preparation process steps, including slicing and polishing the silicon wafers and can include growing an epitaxial layer on the top of the wafer. The next series of steps involve front end processing where layers of circuitry are built into the wafer, including insulating, conducting and semiconducting materials that are precisely placed on the wafer and layered on top of one another in a repetitive process. The front end process steps include deposition, planarization and cleaning, application of photoresist, optical lithography, etch, strip and wet clean and ion implantation. Many of these front end process steps, particularly etch and deposition, need to be repeated more than 20 times to place all the layers on an integrated circuit. The number of front-end steps is expected to increase further as manufacturers adopt various complex next-generation manufacturing techniques. Fluid delivery subsystems play a critical role in the majority of semiconductor manufacturing steps, particularly in front end processing. We believe that the fluid delivery market will benefit from the increase of front-end manufacturing step repetitions which is required as semiconductors increase in complexity.

Changing Semiconductor Manufacturing Processes is Increasing the Need for Fluid Delivery Systems

A number of innovations in the design and manufacturing of semiconductors are being adopted in order to meet the continuing miniaturization and functionality demands, including:

•

Multiple patterning:    Multiple patterning refers to using multiple passes through the lithography, etch and deposition steps in order to manufacture semiconductors at process nodes below 20 nanometers using current lithography equipment.

•

Tri-gate, or FinFET, transistors:    FinFET transistors refer to tri-gate transistors which solve the challenges of current leakage, heat dissipation and lower performance in shrinking two-dimensional transistors, but are more complex to manufacture than two-dimensional planar transistors.

•

Three-dimensional, or 3D, semiconductors:    3D semiconductors refer to integrated circuits that build features in multiple vertical layers, rather than in a single layer. 3D semiconductor processes are common in NAND flash memory and other semiconductor devices.

Each of these innovations increases the number of process steps that a wafer must pass through during the manufacturing process, in particular, the number of etch and deposition steps. For example, according to Gartner, changes in the market for process requirements have driven a growth in etch spending by 29% and chemical vapor deposition, or CVD, spending by 12% from 2011 to 2014. This benefits us directly as the majority of our gas delivery subsystems are used in etch and CVD processes.

Semiconductor Capital Equipment Industry is Concentrated

The semiconductor capital equipment industry is dominated by a few large OEMs which focus on developing equipment specialized for many complex manufacturing process steps. As semiconductor manufacturing has become more technically advanced and capital intensive in recent years, the semiconductor equipment industry has experienced significant consolidation in order for the remaining OEMs to leverage economies of scale for delivering larger and more complex tools. As a result, most major semiconductor equipment markets are now typically supplied by a very limited number of major global suppliers. According to Gartner, the top five semiconductor equipment OEMs by sales in 2014 represented 67% of the total market for wafer fabrication equipment. These few large equipment focus on servicing the large foundries and integrated device manufacturers, or IDMs, with a broad array of products and service capabilities.

Semiconductor Capital Equipment OEMs Outsource Critical Subsytems including Fluid Delivery Subsystems

Historically, semiconductor equipment OEMs designed and manufactured their process equipment entirely in-house, building their own subsystems and in some cases their own components for use in their process equipment. Today, these OEMs are increasingly outsourcing the development, design, prototyping, engineering, manufacturing, assembly, and testing of various critical subsystems to specialized independent suppliers. We believe that subsystem outsourcing has allowed OEMs to benefit from the highly specialized engineering, design and manufacturing skills of the subsystem suppliers while focusing internal resources on their own most critical value-added subsystems and processes. We likewise believe that outsourcing these subsystems enables OEMs to reduce fixed costs, achieve greater operational efficiencies and shorten development timeframes.

This outsourcing trend has been particularly applicable to the fluid delivery subsystem market. Over the past decade, as gas delivery subsystems have become more complex most OEMs have increasingly outsourced the design, engineering and manufacturing of these gas delivery subsystems to us and other third party suppliers as these subsystems have become increasingly complex to allow for constantly changing gas recipes. OEMs are now also beginning to outsource chemical delivery subsystems, creating an additional opportunity for suppliers with fluid delivery expertise.

LED Manufacturing Equipment

Light emitting diodes, or LEDs, are electronic components that emit light in a variety of brightness levels and colors and can act as highly efficient light sources. LEDs are used in a growing number of applications ranging from smartphone, tablet, laptop and television displays to general outdoor and indoor lighting. LEDs are increasingly used in general lighting applications due to advantages over traditional light sources, such as lower energy consumption, longer durability, higher light quality and reduced form factor. In television, computing, and mobile devices, organic LED manufacturers are offering thinner, lighter, and more flexible screens that are brighter and more power efficient than traditional display technology.

LEDs are derived from compound semiconductor materials such as gallium nitride and require manufacturing processes similar to those used by conventional silicon-based semiconductors, although typically there are fewer steps in the processes. For vapor deposition, LED manufacturers employ a specialized technique called MOCVD to deposit very thin and precise layers of atoms onto an LED wafer.

According to Gartner, total spending on MOCVD equipment from all manufacturing industries is forecast to grow from $414 million in 2014 to $831 million in 2019, representing a CAGR of 15%.

Emerging and Other Markets

Similarly to semiconductor device and LED markets, manufacturing of products in flat panel display including organic LED, or OLED, displays, medical, scientific and other emerging markets require extremely precise and complex gas and liquid fluid delivery capabilities. Growth in these manufacturing equipment markets is driven by capacity expansion, facility upgrades, and adoption of complex deposition and etching manufacturing techniques. These sectors are evolving, but innovations in manufacturing are expected to drive demand for fluid management and control, some of which may be outsourced to suppliers like us.

OLED is the fastest growing segment of the display market. According to TechNavio, the OLED display market is expected to increase from $16.0 billion in 2014 to $37.0 billion by 2019, representing a CAGR of 19%. This growth is being driven by broad adoption of OLED into mobile devices and more recently the television display market. To support this demand, IHS estimates that capital expenditures for OLED manufacturing will increase from $1.0 billion in 2014 to $2.0 billion by 2018, equating to a CAGR of 18%. An important segment within the OLED manufacturing process is thin film encapsulation, which requires gas delivery subsystems.

In addition, we believe the market for systems integration of process tools in the semiconductor, LED and other equipment industries will continue to grow as OEMs in these industries look to dependable outsourced manufacturing partners like us to provide these services. Finally, we believe the market for refurbished production tools will continue to grow as

OEMs choose to outsource the complete manufacturing of replacement parts and subsystems for their older generation products, that continue to be used in various manufacturing processes.

Our Competitive Strengths

As a leader in the fluid delivery industry, we believe that our key competitive strengths include the following:

Deep Fluids Engineering Expertise

We believe that our engineering team, comprised of both mechanical engineers and software, systems and chemical engineers, has positioned us to expand the scope of our solutions, provide innovative subsystems and strengthen our incumbent position at our OEM customers. Many of our engineers are industry veterans and have spent a significant portion of their careers at our customers, bringing first-hand expertise and a heightened understanding of our customers’ needs. Our engineering team acts as an extension of our customers’ product development teams, providing our customers with technical expertise that is outside of their core competencies.

Early Engagement with Customers on Product Development

We seek to engage with our customers and potential customers very early in their process for new product development. We believe this approach enables us to collaborate on product design, qualification, manufacturing and testing in order to provide a comprehensive, customized solution. Through early engagement during the complex design stages, our engineering team gains early insight into our customers’ technology roadmaps which enables us to pioneer innovative and advanced solutions. In many cases our early engagement with our customers enables us to be the sole source supplier when the product is initially introduced.

Long History and Strong Relationships with Top Tier Customers

We have established deep relationships with top tier OEMs such as Applied Materials, Lam Research, Veeco and ASML, which were our largest customers by sales in fiscal 2014. Our customers are global leaders by sales and are considered consolidators in the increasingly concentrated semiconductor and LED capital equipment industry. We leverage our deep rooted existing customer relationships with these market leaders to penetrate new business opportunities created through industry consolidation. Our close collaboration with them has contributed to our established market position and several key supplier awards.

Our existing relationships with our customers have enabled us to effectively compete for new fluid delivery subsystems for our customers’ next generation products in development. Our demonstrated ability to adapt to each customer’s program from design to pilot to volume manufacturing increases our customer foothold and provides new opportunities.

Operational Excellence with Scale to Support the Largest Customers

Over our 20 year history of designing and building gas delivery systems, we have developed deep capabilities in operations. We have strategically located our manufacturing facilities near our customers’ locations in Austin, Texas, Portland, Oregon and Kingston, New York in order to provide fast and efficient responses to new product introductions, and accommodate configuration or design changes late in the manufacturing process. We have also built significant capacity in Singapore to support high volume products. In addition to providing high quality and reliable fluid delivery subsystems, one of our principal focuses is delivering short lead times to allow our customers the maximum flexibility in their production processes. We have accomplished this by investing in manufacturing systems and developing a broad supply chain. Our focus on operational efficiency and flexibility allows us to respond quickly to customer requests by frequently shipping products to customers less than 3 weeks after receiving the order.

Capital Efficient and Scalable Business Model

In general, our business is not capital intensive and we are able to grow sales with a low investment in factories and property, plant, and equipment and working capital. In 2013 and 2014, our total capital expenditures were $2.3 million and $3.5 million, respectively. In particular, our close supplier relationships also enable us to scale production quickly without maintaining significant materials on hand.

The semiconductor capital equipment market has historically been cyclical. We have structured our business to minimize fixed manufacturing overhead and operating expenses to enable us to grow net income at a higher rate than sales during periods of growth. For example, from 2012 to 2014, sales grew at a CAGR of 22% while adjusted net income grew at a CAGR of 75%. Conversely, our low fixed cost approach allows us to minimize the impact of cyclical downturns on our net income, but results in a smaller increase in gross margin as a percentage of sales in times of increased demand.

Our Growth Strategy

Our objective is to enhance our position as a leader in providing fluid delivery solutions, including subsystems, complete integration offerings, and tool refurbishment, to our customers by leveraging our core strengths. The key elements of our strategy are:

Grow Our Market Share within Existing Customer Base

We intend to grow our position with existing customers by continuing to leverage our specialized engineering talent and early collaboration approach with OEMs to foster long term relationships. Each of our customers produces many different process tools for various process steps. At each customer, we are the outsourced supplier of fluid delivery subsystems for a subset of their entire process tool offerings. We are constantly looking to expand our relationships and to capture additional share at our existing customers. We believe that our early collaborative approach with customers positions us to deliver innovative and dynamic solutions, offer timely deployment and meet competitive cost targets, further enhancing our brand reputation. For example, we collaborated with an existing OEM customer to build a new next generation fluid delivery module that reduced material cost by 15% while improving flow accuracy by two times. Following this success in 2008, we increased our market share from 37.5% to 50.0% by 2011 and have since maintained such market share with this customer.

Grow Our Total Available Market at Existing Customers with Expanded Product Offerings

We continue to work with our existing core customers on additional opportunities, including chemical delivery, one of our important potential growth areas, as well as other extensions to our manufacturing services. We believe that wet processes, such as CMP, clean and electro chemical deposition, that require precise chemical delivery are currently an underpenetrated market opportunity for us. By leveraging our existing customer relationships and strong reputation in fluid mechanics, we intend to increase our chemical delivery module market share as well as to introduce additional related products. For example, we were approached by a leading OEM to design and build the chemical delivery subsystem for its next generation spin clean tool. Through successful execution of this program, we were awarded significant market share on this platform. Prior to this project, we had no market share with the spin clean division of this OEM.

Expand Our Total Customer Base within Fluid Delivery Market

We are actively in discussions with new customers that are considering outsourcing their gas and chemical delivery needs. For example, we recently acquired a new customer as the design and integration partner for the customer’s fluid delivery system for its next generation atomic layer deposition tool. Similarly, we were recently selected as the manufacturing partner for a provider of etch process equipment that was previously not a customer of ours.

Expand Into Emerging Opportunities

We plan to leverage our existing manufacturing platform and engineering expertise to develop or acquire new products and solutions for attractive, high growth applications within new markets such as medical, research, oil and gas and energy. We believe these efforts will diversify our sales exposure while capitalizing on our current capabilities.

Our Products and Services

We are a leader in the design, engineering and manufacturing of critical fluid delivery subsystems. Our product and service offerings are classified in the following categories:

Gas Delivery Subsystems

Gas delivery is among the most technologically complex functions in semiconductor capital equipment and is used to deliver, monitor and control precise quantities of the vapors and gases critical to the manufacturing process. Our gas delivery systems consist of a number of gas lines, each controlled by a series of mass flow controllers, regulators, pressure transducers and valves, and an integrated electronic control system. Our gas delivery subsystems are primarily used in equipment for “dry” manufacturing processes, such as etch, chemical vapor deposition, physical vapor deposition, epitaxy, and strip. In addition to semiconductor capital equipment, we provide gas delivery subsystems to MOCVD OEMs which primarily serve the LED manufacturing market.

The image below shows a typical dry-process front end semiconductor tool, with the gas delivery subsystem highlighted:

Transfer Chamber
Factory Interface
Mainframe
Gas Delivery
Subsystem
Chamber/ Process
Module
Current Ichor Product

Chemical Delivery Subsystems

Our chemical delivery subsystems are used to precisely blend and dispense reactive chemistries and colloidal slurries critical to the specific “wet” front-end process, such as wet clean, electro chemical plating and CMP. In addition to the chemical delivery subsystem, we also develop the process modules that apply the various chemicals directly to the wafer in a process and application-unique manner to create the desired chemical reaction.

The image below shows a typical wet-process front end semiconductor tool, with a chemical delivery subsystem and corresponding application process module highlighted:

Systems Integration

We provide systems integration to our MOCVD customers who develop equipment for LEDs, data storage, and other manufacturing. For many of these products, the system integration work involves assembly of modules from third parties that we manufacture into a final product that is tested in our facility prior to being shipped to our customer. For other products, we build the individual modules and test those modules in our factory prior to being shipped to our customer.

Refurbished tools

Equipment based on legacy technology routinely becomes outdated, but can still be upgraded or modified for the same or different customer. Pursuant to a license from the original OEM, we purchase certain used tools, refurbish them, including replacing the fluid delivery subsystems, and resell them to semiconductor manufacturers. We believe that as a larger number of leading-edge tools are deployed and installed, our market opportunity for refurbishment of legacy systems grows. Certain semiconductor products, such as micro-electro-mechanical systems and power semiconductors, can be manufactured using this legacy equipment. As demand for these semiconductor product types grows, we believe the opportunities for selling refurbished equipment will also grow.

History

Our business of designing and manufacturing critical systems for semiconductor capital equipment manufacturers was started by Celerity, Inc. in 1999. Our business was first operated as a stand-alone business in 2009 when Celerity sold the business to a private equity fund, which expanded the business into the LED equipment market and added tool integration capabilities by acquiring a controlling stake in Precision Flow Technologies, Inc., or PFT, in January 2011.

Francisco Partners acquired the business in December 2011 and simultaneously acquired the remainder of PFT. Ichor Holdings, Ltd. was formed by Francisco Partners in March 2012 to serve as the parent company for our business as part of a restructuring to accommodate the expansion of our business in Singapore and Malaysia. In April 2012, we acquired Semi Scenic UK Limited to provide refurbishment services for legacy tools. We intend to continue to evaluate opportunistic acquisitions to supplement our organic growth.

Customers, Sales and Marketing

We market and sell our products directly to equipment OEMs in semiconductor, LED and other related markets. These industries are highly concentrated and, as a result, we are dependent upon a small number of key customers. For fiscal 2014, our three largest customers were Lam Research Corporation, Applied Materials, Inc., and Veeco Instruments, which accounted for 39.6%, 35.7%, and 20.6% of our sales, respectively. We also serve customers in the tool refurbishment market, which we believe is a growing market due to the extended lifetime of current manufacturing equipment.

Our sales and marketing efforts focus on fostering close business relationships with our customers. As a result, we locate many of our account managers near the customer they support. Our sales process involves close collaboration between our account managers and engineering and operations teams. Account managers and engineers work together with customers and in many cases provide on-site support, including attending customers’ internal meetings related to production and engineering design. Each customer project is supported by our account managers and customer support team, who ensure we are aligned with all of the customer’s quality, cost and delivery expectations.

We do not have long-term contracts that require customers to place orders with us in fixed or minimum volumes, and we generally operate on a purchase order basis with our customers.

Operations, Manufacturing and Supply Chain Management

We have developed a highly flexible manufacturing model with cost-effective locations situated nearby the manufacturing facilities of our largest customers.

Operations

Our product cycle engagements begin by working closely with our customers to outline the solution specifications before design and prototyping even begin. Our design and manufacturing process is highly flexible, enabling our customers to make alterations to their final requirements throughout the design, engineering and manufacturing process. This flexibility results in significantly decreased design-to-delivery cycle times for our customers. For instance, it can take as little as 20 to 30 days for us to manufacture a gas delivery system with fully evaluated performance metrics after receiving an order.

Manufacturing

We are ISO 9001 qualified at each of our manufacturing locations, and our manufactured subsystems and modules adhere to strict design tolerances and specifications. We operate Class 100 and Class 10,000 clean room facilities for customer-specified testing, assembly, and integration of high-purity gas and chemical delivery systems at our locations in Singapore; Tualatin, Oregon; Austin, Texas; and Kingston, New York. We also operate a facility in Malaysia for critical subsystems used in our gas and chemical delivery products. Our facilities are located in close proximity to our largest customers to allow us to collaborate with them on a regular basis and to enable us to deliver our products on a just-in-time basis, regardless of order size or the degree of changes in the applicable configuration or specifications.

We qualify and test key components that are integrated into our subsystems, and test our fluid delivery subsystems during the design process and again prior to shipping. Our quality management system allows us to access real-time corrective action reports, non-conformance reports, customer complaints and controlled documentation. In addition, our senior management conducts quarterly reviews of our quality control system to evaluate effectiveness. Our customers also complete quarterly surveys which allow us to measure satisfaction.

Supply Chain Management

We use a wide range of components and materials in the production of our gas and chemical delivery systems, including filters, mass flow controllers, regulators, pressure transducers and valves. We obtain components and materials from a large number or sources, including single source and sole source suppliers. We use consignment material and just-in-time stocking programs to better manage our component inventories and better respond to changing customer requirements. These approaches enable us to significantly reduce our inventory levels and maintain flexibility in responding to changes in product demand.

In addition, a key part of our strategy is to identify multiple suppliers with a strong global reach that are located within close proximity to our manufacturing locations. We have centralized our procurement operations into our Austin, Texas location in order to streamline our materials spending, leverage localized purchasing support within our manufacturing locations and enable the use of regional supply chains.

Technology Development and Engineering

We have a long history of engineering innovation and development. Over time, we have transitioned from being simply an integration engineering and components company into a gas and chemical delivery subsystem leader with complete system engineering and integration expertise. Our industry continues to experience rapid technological change, requiring us to continuously invest in technology and product development and to regularly introduce new products and features that meet our customers’ evolving requirements. Our aggregate engineering costs and research and development expenses were $2.7 million for the six months ended June 26, 2015 and $5.5 million for the year ended December 26, 2014, which consist of $0.2 million and $1.0 million, respectively, of engineering services invoiced to customers and reflected in cost of sales, and $2.5 million and $4.5 million, respectively, of research and development expenses.

We have built a team of gas delivery experts, many of whom have previously worked for certain of our customers. As of June 26, 2015, our engineering team consisted of 39 engineers and designers with mechanical, electrical, chemical, systems, and software expertise. Our engineers are closely connected with our customers and typically work at our customers’ sites and operate as an extension of our customers’ design team. We engineer within our customers’ processes, design vaults, drawing standards, and part numbering systems. These development efforts are designed to meet specific customer requirements in the areas of subsystem design, materials, component selection and functionality. Over 80% of our sales is generated from projects during which our engineers cooperated with our customer early in the design cycle. Through this early collaborative process, we become an integral part of our customers’ design and development processes, and we are able to quickly anticipate and respond to our customers’ changing requirements. This close engineering collaboration with OEMs has helped us to transition approximately 85% of our initial customers into repeat business.

Our engineering team also works directly with our suppliers to help them identify new component technologies and make necessary changes in, and enhancements to, the components that we integrate into our products. Our analytical and testing capabilities enable us to evaluate multiple supplier component technologies and provide customers with a wide range of appropriate component and design choices for their gas and chemical delivery systems and other critical subsystems. Our analytical and testing capabilities also help us anticipate technological changes and the requirements in component features for next-generation gas delivery systems and other critical subsystems.

Competition

The markets for our products are very competitive. When we compete for new business, we face competition from other suppliers of gas or chemical delivery subsystems and MOCVD tools, as well as the internal manufacturing groups of OEMs. While many OEMs have outsourced the design and manufacture of their gas and chemical delivery systems, we would face additional competition if in the future these OEMs elected to develop these systems internally.

The gas delivery subsystem market is highly concentrated and we face competition primarily from Ultra Clean Technology, with limited competition from regional or specialized suppliers. The chemical delivery subsystem industry is fragmented and we face competition from numerous suppliers. Our primary competitor in the MOCVD tool market is VDL Enabling Technologies Group. In addition, the market for tool refurbishment is fragmented and we compete with many regional competitors.

The primary competitive factors we emphasize include:

•	early engagement with customers;

•	size and experience of engineering staff;

•	design-to-delivery cycle times;

•	flexible manufacturing capabilities;

•	proprietary rights to designs; and

•	historical customer relationships.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, the limited number of potential customers in our industry further intensifies competition. We anticipate that increased competitive pressures will cause intensified price-based competition and we may have to reduce the prices of our products. In addition, we expect to face new competitors as we enter new markets.

Intellectual Property

Our success depends, in part, upon our ability to maintain and protect our technology and products and to conduct our business without infringing the proprietary rights of others. We continue to invest in securing intellectual property protection for our technology and products and protect our technology by, among other things, filing patent applications. We also rely on a combination of trade secrets and confidentiality provisions, and to a much lesser extent, copyrights and trademarks, to protect our proprietary rights. We have historically focused our patent protection efforts in the United States and, as of June 26, 2015, we held 16 U.S. patents. We do not have any active foreign patents but may decide in the future to seek patents in foreign jurisdictions if we believe such patents would benefit our business. While we consider our patents to be valuable assets, we do not believe the success of our business or our overall operations are dependent upon any single patent or group of related patents. In addition, we do not believe that the loss or expiration of any single patent or group of related patents would materially affect our business.

Legal protections afford only limited protection for our technology and products. Despite our efforts to protect our technology and products, patents, trade secrets, confidentiality provisions, copyrights and trademarks may not be sufficient or effective in protecting all of our intellectual property. Unauthorized parties may attempt to copy aspects of our products or technology or to obtain and use information that we regard as proprietary. Others might independently develop similar or competing technologies or methods or design around our patents. Any significant impairment of our intellectual property rights could harm our business or our ability to compete.

Intellectual property that we develop on behalf of our customers is generally owned exclusively by those customers. In addition, in our sales contracts we have agreed to indemnify certain of our customers against claims of infringement of the intellectual property rights of others with respect to our products. Historically, we have not paid any claims under these indemnification obligations, and we do not have any pending indemnification claims against us.

Employees and Labor Relations

As of June 26, 2015, we had approximately 576 full time employees and approximately 174 contract or temporary workers worldwide. Of our total employees, approximately 39 are engineers, 43 are engaged in sales and marketing, 610 are engaged in manufacturing, and 56 perform executive and administrative functions. None of our employees are unionized, but in various countries, local law requires our participation in works councils. We have not experienced any material work stoppages at any of our facilities. We consider our relationship with our employees to be good.

Properties

Our principal executive office is located at 3185 Laurelview Ct., Fremont, California 94538. As of June 26, 2015, our principal manufacturing and administrative facilities, including our executive offices, comprised approximately 331,211 square feet. All of our facilities are leased. The table below sets forth the approximate square footage of each of our facilities.

Location	Approximate Square Footage
Kingston, New York	91,014
Tualatin, Oregon	52,546
Singapore	76,898
Austin, Texas	25,720
Fort Collins, Colorado(1)	21,723
Selangor, Malaysia	10,788
Santa Clara, California(2)	4,224
Fremont, California	10,647
East Blantyre, Scotland	37,651

(1)	Production is being transferred from our Fort Collins, Colorado facility to our Kingston, New York facility. We expect to complete such transfer by the end of 2015 and will subsequently close our Fort Collins facility.
(2)	This facility is currently subleased to a third party for the remaining term of the underlying lease, which terminates in July 2016.

We believe that our existing facilities and equipment are well maintained, in good operating condition and are adequate to meet our currently anticipated requirements.

Environmental, Health, and Safety Regulations

Our operations and facilities are subject to federal, state and local regulatory requirements and foreign laws and regulations, relating to environmental, waste management and health and safety matters, including those relating to the release, use, storage, treatment, transportation, discharge, disposal and remediation of contaminants, hazardous substances and wastes, as well as practices and procedures applicable to the construction and operation of our facilities. We believe that our business is operated in substantial compliance with applicable regulations. However, in the future we could incur substantial costs, including cleanup costs, fines or civil or criminal sanctions, or third-party property damage or personal injury claims, in the event of violations or liabilities under these laws and regulations, or non-compliance with the environmental permits required at our facilities. Potentially significant expenditures could be required in order to comply with environmental laws that may be adopted or imposed in the future. We are not aware of any threatened or pending environmental investigations, lawsuits or claims involving us, our operations or our current or former facilities.

Legal Proceedings

We are currently not a party to any legal proceedings. However, in the future we may be subject to various legal claims and proceedings which arise in the ordinary course of our business involving claims incidental to our business, including employment-related claims.

MANAGEMENT

The following table sets forth information regarding our directors and executive officers upon completion of this offering.

Name	Age	Position/Title
Thomas M. Rohrs	64	Executive Chairman, Chief Executive Officer and Director
Maurice Carson	58	President, Chief Financial Officer and Director
Mark Hutson	58	Chief Operating Officer
Philip Barros	35	Senior Vice President of Engineering
Daniel Rubin	52	Vice Chairman, Chief Commercial Officer and Director
Kevin Brady	57	Director
Dipanjan Deb	46	Director
Andrew Kowal	38	Director

Ages shown above are as of June 26, 2015. The following is a brief description of the business experience of each of the persons listed above.

Thomas M. Rohrs has served as Executive Chairman and director of Ichor since February 2012 and as Chief Executive Officer since September 2014. Prior to serving at Ichor, Mr. Rohrs served as Chief Executive Officer and Chairman of Skyline Solar from 2010 to 2012 and Electroglas from 2006 to 2009. Mr. Rohrs also served as Senior Vice President of Global Operations and a member of the Executive Committee for Applied Materials from 1997 to 2002 and as Vice President of Worldwide Operations for Silicon Graphics from 1992 to 1997. Mr. Rohrs currently serves on the board of directors of Advanced Energy and Intevac. Mr. Rohrs previously served on the board of directors of Magma Design Automation, Ultra Clean Technologies and Vignani Technologies. Mr. Rohrs holds a B.S. in mechanical engineering from the University of Notre Dame and an M.B.A. from the Harvard Business School. We believe Mr. Rohrs is qualified to serve as a member of our board of directors because of his extensive experience in technology industries, significant senior leadership and his strategic insight into Ichor, gained from his role as Chief Executive Officer.

Maurice Carson has served as a director of Ichor since February 2012 and as President and Chief Financial Officer since September 2014. Prior to serving at Ichor, Mr. Carson served as Chief Financial Officer of Intematix from 2011 to 2014 and served as Chief Financial Officer of Actel Corporation from 2009 to 2010. Mr. Carson holds a B.S. in finance and accounting from the University of Colorado and an M.B.A. from the University of Chicago. We believe Mr. Carson is qualified to serve as a member of our board of directors because of his extensive experience in finance and operations, particularly in technology industries, and his strategic insight into Ichor, gained from his role as Chief Financial Officer.

Mark Hutson has served as Chief Operating Officer of Ichor since October 2009, and prior to that time, served in various positions at Ichor’s predecessor entities since 1999. Mr. Hutson holds a B.A. in Business from St. Edward’s University.

Philip Barros has served as Senior Vice President of Engineering of Ichor since April 2011, and prior to that time, served as Vice President of Engineering at Ichor since 2009. Prior to serving at Ichor, Mr. Barros served in various management positions at Celerity, Inc. from 2004 to 2009, including Vice President of Engineering and Director of Systems Engineering, and served in various engineering and management positions at Applied Materials from 2000 to 2004.

Daniel Rubin has served as a director and as Chief Commercial Officer of Ichor since November 2014. Prior to serving at Ichor, Mr. Rubin served as Executive Chairman of Synos Technology from August 2010 to October 2013 and Executive Chairman of Jetalon Solutions from January 2011 to April 2013. Mr. Rubin also served as Senior Vice President of KLA Tencor and was a founder and former president of Celerity, Inc. We believe Mr. Rubin is qualified to serve as a member of our board of directors because of his extensive experience in technology industries and his strategic insight into Ichor, gained from his role as Chief Commercial Officer.

Kevin Brady has served as a director of Ichor since January 2010. Mr. Brady founded Ceres Technologies, Inc., or Ceres, and has served as President and Chief Executive Officer since its founding in October 2011. Mr. Brady has also served as Chief Executive Officer of Mega Fluid Systems Inc. since January 2011. Prior to Ceres and Mega Fluid Systems Inc., Mr. Brady founded Precision Flow Technologies and served as President and Chief Executive Officer since its founding in July 1997 to January 2011. Mr. Brady holds an associates of applied science from the State University of New York at Morrisville. We believe Mr. Brady is qualified to serve as a member of our board of directors because of his extensive experience in technology industries and his senior leadership at other technology companies.

Dipanjan “DJ” Deb has served as a director of Ichor since February 2012. Mr. Deb co-founded Francisco Partners Management LP, has been a Partner with Francisco Partners since its founding in August 1999 and has served as Chief Executive Officer and Managing Partner of Francisco Partners since August 2005. Prior to co-founding Francisco Partners, Mr. Deb was a principal at TPG Capital, Director of Semiconductor Banking at Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb also currently serves on the board of directors of Plex Software and formerly served on the board of directors of AMI Semiconductor, Barracuda Networks, CBA Group, Cross Match Technologies, Corsair, Legerity, MagnaChip, Metrologic, NPTest/Credence, Numonyx, SMART Modular Technologies, Ultra Clean Technology, Conexant, Globespan, and ON Semiconductor. Mr. Deb holds a B.S. in electrical engineering and computer science from the University of California, Berkeley, where he was a Regents Scholar and an M.B.A. from the Stanford Graduate School of Business. We believe that Mr. Deb is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies, as well as his perspective as a representative of our largest shareholder.

Andrew Kowal has served as a director of Ichor since February 2012. Mr. Kowal is a Partner with Francisco Partners Management LP. Prior to joining Francisco Partners in 2001, Mr. Kowal served as a member of Princes Gate Investors where he was responsible for the identification, evaluation and execution of private equity transactions in a variety of industries, including information technology. In addition to Ichor, Mr. Kowal currently serves on the board of directors of Corsair Components, OSY Holdings, Procera Networks, Shoregroup and Source Photonics. Mr. Kowal previously served on the board of directors of Aderant Holdings, Mitel Networks Corporation, MagnaChip Semiconductor and Metrologic Instruments. Mr. Kowal holds a B.S. in Economics with a Finance concentration from The Wharton School, University of Pennsylvania. We believe that Mr. Kowal is qualified to serve as a member of our board of directors because of his experience in the private equity and venture capital industries analyzing, investing in and serving on the boards of directors of manufacturing and technology companies, as well as his perspective as a representative of our largest shareholder.

Controlled Company

For purposes of              rules, we will be a “controlled company” after completion of this offering. Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Francisco Partners will continue to control more than 50% of the voting power of our ordinary shares upon completion of this offering and will continue to have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the             rules. Specifically, as a controlled company, we will not be required to have (1) a majority of independent directors, (2) a Nominating and Corporate Governance Committee composed entirely of independent directors, (3) a Compensation Committee composed entirely of independent directors or (4) an annual performance evaluation of the Nominating and Corporate Governance Committee and Compensation Committee. Therefore, following this offering, we may not have a majority of independent directors, our Compensation, Nominating and Corporate Governance Committee may not consist entirely of independent directors and such committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable             corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with those requirements within specified transition periods.

The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and             rules, which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our ordinary shares on             , a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of our initial public offering.

Composition of our Board of Directors

Upon the completion of this offering, our board will consist of             directors. The authorized number of directors may be changed from time to time by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors. Subject to any rights applicable to any then outstanding preferred shares, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at the applicable annual general meeting or his or her death, resignation or removal, whichever is earliest to occur. In addition, Francisco Partners will have director nomination rights under our amended and restated memorandum and articles of association. See “Description of Share Capital—Director Nomination Rights.”

Upon the completion of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be and , and their terms will expire at the first annual general meeting of shareholders following our initial public offering;

•	our Class II directors will be and , and their terms will expire at the second annual general meeting of shareholders following our initial public offering; and

•	our Class III directors will be , and , and their terms will expire at the third annual general meeting of shareholders following our initial public offering.

As a result, only one class of directors will be elected at each annual general meeting of shareholders, with the other classes continuing for the remainder of their respective terms.

Committees of our Board of Directors

Upon the completion of this offering, the standing committees of our board of directors will be an Audit Committee and a Compensation, Nominating and Corporate Governance Committee. Each of the committees will report to our board of directors as they deem appropriate and as our board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) oversight of the quality and integrity of our financial statements and financial reporting processes and of our systems of internal accounting and financial controls and disclosure controls; (2) the qualifications and independence of our independent auditors; (3) the performance of our internal audit function and independent auditors; and (4) compliance with legal and regulatory requirements and codes of conduct and ethics programs established by management and our board of directors.

Immediately following this offering, the Audit Committee will consist of            ,              and              . We believe that             will qualify as an independent director according to the rules and regulations of the SEC and             with respect to audit committee membership. We expect to add a second independent director within 90 days after our initial public offering, at which time             is expected to leave the Audit Committee. We expect to have a fully independent Audit Committee within one year of our initial public offering in order to comply with the applicable rules and regulations of             .

We also believe that             qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website at www.ichorsystems.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation, Nominating and Corporate Governance Committee

The Compensation, Nominating and Corporate Governance Committee will be responsible for, among other matters: (1) reviewing and approving all compensation, including incentive compensation and corporate and individual goals and objectives relevant to our chief executive officer, and evaluating our chief executive officer’s performance in light of those goals and objectives; (2) reviewing and approving the base salaries, incentive compensation and equity-based compensation of our other executive officers; (3) approving all significant compensation or incentive plans for executives (including material changes to all such plans); (4) having the sole authority to retain or obtain the advice of any compensation consultant, independent legal counsel or other adviser after taking into account certain factors which address the independence of that consultant, counsel or adviser; (5) annually reviewing and discussing with management the Compensation Discussion and Analysis for the Company’s proxy statement, if applicable; (6) subject to the rights of Francisco Partners under our amended and restated memorandum and articles of association, identifying and recommending to our board the persons to be nominated for election as directors and to each of our board’s committees; (7) recommending to our board our Corporate Governance Guidelines; and (8) leading our board in its annual review of our board’s performance.

Immediately following this offering, the Compensation, Nominating and Corporate Governance Committee will consist of             ,             and              . Our board of directors will

adopt a written charter for the Compensation, Nominating and Corporate Governance Committee in connection with this offering, which will be available on our corporate website at www.ichorsystems.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

For fiscal 2014, our board of directors made all compensation decisions. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Risk Oversight

Our board of directors will oversee the risk management activities designed and implemented by our management. Our board of directors will execute its oversight responsibility for risk management both directly and through its committees. The full board of directors will also consider specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, our board of directors will receive detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

Our board of directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Family Relationships

There are no family relationships between any of our executive officers and directors or director nominees.

Code of Business Ethics and Conduct

We expect our board of directors to adopt a code of business ethics and conduct in connection with the completion of this offering. The code of business ethics and conduct will apply to all of our employees, officers and directors. The full text of our code of business ethics and conduct will be posted on our corporate website at www.ichorsystems.com upon the completion of this offering. If we make any substantive amendments to this code or grant any waiver from a provision to our chief executive officer, principal financial officer or principal accounting officer, we will disclose the nature of such amendment or waiver on our website. The information contained on our website is not part of this prospectus.

EXECUTIVE COMPENSATION

The following section provides compensation information pursuant to the scaled disclosure rules applicable to “emerging growth companies” under the rules of the SEC and may contain statements regarding future individual and company performance targets and goals. These targets and goals are disclosed in the limited context of our executive compensation program and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Overview

Our “Named Executive Officers” for 2014, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	David Shimmon, our former Chief Executive Officer;

•	Thomas Rohrs, our current Chief Executive Officer;

•	Philip Barros, our Senior Vice President of Engineering; and

•	Mark Hutson, our Chief Operating Officer.

Historically, our board of directors has set the compensation of our executive officers. The primary objectives of our executive compensation program have been to: (1) attract, engage, and retain superior talent who contribute to our long-term success; (2) motivate, inspire and reward executive officers whose knowledge, skills and performance are critical to our business; (3) ensure compensation is aligned with our corporate strategies and business objectives; and (4) provide our executive officers with incentives that effectively align their interests with those of our shareholders.

Executive Compensation Design Overview

Our executive compensation program has reflected our growth and development oriented corporate culture. To date, the compensation of our Named Executive Officers has consisted of a combination of base salary, annual cash incentive compensation and long-term incentive compensation in the form of restricted stock or stock options. Our executive officers and all salaried employees also are eligible to receive health and welfare benefits.

As we transition from a private company to a publicly-traded company, we will evaluate our philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation, programs, objectives and philosophy annually. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

Elements of Compensation

Base Salary

The annual base salaries for our Named Executive Officers as of the beginning of fiscal 2014 were:

Named Executive Officer	Base Salary
David Shimmon	$450,000
Thomas Rohrs(1)	$225,000
Philip Barros	$310,000
Mark Hutson(2)	$245,000

(1)	Mr. Rohrs served as our Executive Chairman since June 2013 and was appointed to the position of Chief Executive Officer effective September 19, 2014, pursuant to which his salary was increased to $375,000 as of such date.
(2)	Mr. Hutson’s salary was increased to $295,000 in August 2014.

The base salaries set forth above have not been amended for fiscal 2015.

Incentive Compensation Plan

We pay performance-based cash incentives in order to align the compensation of our Named Executive Officers with our short-term operational and performance goals and to provide near-term rewards for our Named Executive Officers to meet these goals. Our short-term, performance-based cash incentive plan for fiscal 2014, or the 2014 ICP, provides for incentive payments correlated to each six-month period during our fiscal year. These incentive payments are based on the attainment of pre-established objective financial and operating goals and are intended to motivate executives to work effectively to achieve performance objectives and reward them when objectives are met and results are certified by our board of directors.

Mr. Shimmon’s target award for each half of fiscal 2014 was equal to 35% of his base salary (or 70% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2014 equal to 50% of his base salary (or up to 100% of his base salary for the entire fiscal year). Prior to his appointment as Chief Executive Officer, Mr. Rohrs’ target award for each half of fiscal 2014 was equal to 25% of his base salary (or 50% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2014 equal to 35% of his base salary (or up to 70% of his base salary for the entire fiscal year). After his appointment as Chief Executive Officer, Mr. Rohrs’ target award for each half of fiscal 2014 was equal to 35% of his base salary (or 70% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2014 equal to 70% of his base salary (or up to 140% of his base salary for the entire fiscal year). Mr. Barros’ target award for each half of fiscal 2014 was equal to 17.5% of his base salary (or 35% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2014 equal to 35% of his base salary (or up to 70% of his base salary for the entire fiscal year). Mr. Hutson’s target award for each half of fiscal 2014 was equal to 33.35% of his base salary (or 66.7% of his base salary for the entire fiscal year), up to a maximum award for each half of fiscal 2014 equal to 40% of his base salary (or up to 80% of his base salary for the entire fiscal year).

The following tables set forth (1) the metrics used to determine each named executive officer’s payment for each six-month period under the 2014 ICP, including earnings before interest, taxes, depreciation and amortization, or EBITDA, (2) the weight given to each metric, and (3) the related threshold, target and maximum levels:

Metrics for First Six-Month Period (2014)	Weight	Threshold	Target	Maximum
		(Dollars in millions)
Sales	20%	$155.1	$172.3	$189.6
Gross Margin	20%	14.4%	14.7%	15.4%
Selling, General and Administrative Expense	20%	$10.9	$10.4	$9.9
EBITDA	20%	$12.3	$13.7	$15.8
Net Inventory Turns	20%	5.0	6.0	7.0
	100%

Metrics for Second Six-Month Period (2014)	Weight	Threshold	Target	Maximum
		(Dollars in millions)
Sales	20%	$180.7	$200.8	$220.8
Gross Margin	20%	14.5%	15.0%	15.5%
Selling, General and Administrative Expense	20%	$10.4	$9.9	$9.4
EBITDA	20%	$16.9	$18.7	$21.5
Net Inventory Turns	20%	5.2	6.2	7.2
	100%

The following table sets forth the result that we achieved with respect to each metric based on internal reporting as of the end of each period for each six-month period and the corresponding percentage payout under the 2014 ICP. The actual result of certain metrics was subject to adjustment for nonrecurring or unusual expenses or events occurring during the period, and therefore the actual results of such metrics under the 2014 ICP as presented below may differ from the fiscal 2014 financial information set forth elsewhere in this prospectus:

	First Six-Month Period		Second Six-Month Period
Metric	Actual	Percentage Payout	Actual	Percentage Payout
	(Dollars in millions)
Sales	$166.6	92%	$148.4	0%
Gross Margin	13.8%	0%	12.5%	0%
Selling, General and Administrative Expense	$10.7	86%	$9.7	0%
EBITDA	$10.7	0%	$7.5	0%
Net Inventory Turns	7.4	(1)	4.5	0%

(1)	The percentage payouts for Messrs. Rohrs, Barros and Hutson were 140%, 200% and 120%, respectively.

Each of Messrs. Rohrs, Barros and Hutson was paid a bonus under the 2014 ICP for the first six-month period of fiscal 2014 of $35,775, $41,013 and $48,698, respectively. Mr. Shimmon was not paid a bonus for the first six-month period, as bonus awards were determined after his termination. None of our Named Executed Officers were paid bonuses under the 2014 ICP for the second six-month period of fiscal 2014 because none of the threshold amounts for the above objectives were achieved.

Equity Compensation

We use equity awards issued under the Ichor Holdings, Ltd. 2012 Equity Incentive Plan, or the 2012 Incentive Plan, to incentivize and reward our executive officers, including our Named Executive Officers, for long-term corporate performance based on the value of our ordinary shares and, thereby, to align the interests of our executive officers with those of our shareholders. These equity awards have either been in the form of stock options to purchase our ordinary shares or restricted stock. Mr. Rohrs received a grant of stock options in fiscal 2014 upon becoming our chief executive officer. Restricted stock and stock options typically vest over a four year period from the date of grant, with 25% vesting on the first anniversary of the date of grant and the remainder vesting ratably on a quarterly basis thereafter, subject to such Named Executive Officers’ continued employment with us. Mr. Rohrs has an option grant that would vest upon the completion of this offering provided that he is both an executive officer and director on or prior to the 91st day prior to such initial public offering.

The size of equity awards to each of the Named Executive Officers reflects such officer’s importance as an executive officer and also takes into account, among other factors, such officer’s role and responsibilities, the competitive market for executive officers, and the size, value and vesting status of existing equity awards at the time new equity awards are made. The market for quality executive officers is competitive and our board of directors relies on several factors to assess the competitiveness of the market, including Francisco Partners’ experience recruiting executive officers for its portfolio companies and our board’s own experiences in recruiting and retaining qualified executive officers.

We expect to adopt a new equity incentive plan in connection with the completion of this offering. Upon adoption of our new equity incentive plan, no further grants will be made under our 2012 Incentive Plan, provided that grants outstanding under the 2012 Incentive Plan will continue to be governed by such plan. A summary of the material terms of such new equity incentive plan are set forth below under “—2015 Omnibus Incentive Plan”.

Summary of 2012 Incentive Plan

The following is a summary of the material terms of the 2012 Incentive Plan. This summary is qualified by reference to the actual text of the plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2012 Incentive Plan allows for the grant of stock options (both incentive and non-qualified) and stock awards (both restricted and nonrestricted). The purpose of the 2012 Incentive Plan is to provide incentives that will attract, retain and motivate high performing outside directors, employees and consultants by providing them with an ownership interest in conjunction with our long-term success.

Administration.    The 2012 Incentive Plan is currently administered by our board of directors. Our board of directors has full authority to administer and interpret the 2012 Incentive Plan, to grant awards under the 2012 Incentive Plan, to determine the persons to whom awards will be granted, to determine the terms and conditions of each award, to determine the number of ordinary shares to be covered by each award and to make all other determinations in connection with the 2012 Incentive Plan and the awards thereunder as the board deems necessary or desirable.

Available Shares.    As of June 26, 2015, the aggregate number of ordinary shares with respect to which awards may be granted under the Equity Plan was 25,000,000, which may be either authorized and unissued ordinary shares or ordinary shares held in or acquired for our treasury, of which there were 4,825,971 shares available for grant. The number of shares with respect to which awards may be granted under the Equity Plan may be adjusted, in the discretion of our board of directors, in the event that we affect a stock dividend or stock split or there occurs any other event which necessitates such adjustment. In general, if awards under the 2012 Incentive Plan are for any reason cancelled or forfeited or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2012 Incentive Plan.

Eligibility for Participation.    Our outside directors, employees and consultants are eligible to receive awards under the 2012 Incentive Plan. The selection of participants is made by our board of directors.

Grant Agreements.    Awards granted under the 2012 Incentive Plan are evidenced by grant agreements, which need not be identical, that provide additional terms, conditions, restrictions and limitations covering the grant of the award, including additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by our board. Each stock option granted under the plan may be a nonqualified stock option or an “incentive stock option” within the meaning of the Internal Revenue Code.

Our board of directors determines the number of ordinary shares subject to each award, the term of each award, which may not exceed 10 years, the exercise price, the vesting schedule, if any, and the other material terms of each award. No stock option may have an exercise price less than the fair market value of an ordinary share at the time of grant. Stock options will be exercisable at such time or times and subject to such terms and conditions as determined by our board of directors at grant and the exercisability of such options may be accelerated by our board of directors.

Health and Retirement Benefits

We provide medical, dental, vision, life insurance and disability benefits to all eligible employees. Our Named Executive Officers are eligible to participate in these benefits on the same basis as all other employees.

We maintain a qualified 401(k) savings plan which allows participants to defer from 0% to 50% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. We also provide matching contributions up to $2,500 per year for each of our executive officers and other employees.

Summary Compensation Table

The following table presents summary information regarding the total compensation paid to, earned by, and awarded to each of our Named Executive Officers in fiscal 2014.

Name and principal position	Salary ($)	Bonus ($)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)	All other compensation ($)(5)	Total ($)
David Shimmon(1)	$289,038	—	$—	—	$2,500	$291,538
Former Chief Executive Officer

Thomas Rohrs(2)	$282,692	—	$636,749	$35,775	$42,500	$997,716
Chief Executive Officer

Philip Barros	$300,769	—	—	$41,013	$2,500	$344,282
SVP Engineering

Mark Hutson	$264,231	—	—	$48,698	$2,500	$315,429
Chief Operating Officer

(1)	Mr. Shimmon was terminated as our Chief Executive Officer effective as of August 12, 2014.
(2)	Mr. Rohrs was appointed as our Chief Executive Officer effective as of September 19, 2014.
(3)	Mr. Rohrs was granted stock options under the 2012 Incentive Plan in connection with his appointment as Chief Executive Officer in September 2014. The value of Mr. Rohrs’ option awards was based on the fair value of the awards as of the grant date calculated in accordance with ASC 718, excluding any estimate of future forfeitures.
(4)	Represents the actual amount earned by each of our Named Executive Officers under the 2014 ICP. See “—Elements of Compensation-Incentive Compensation Plan” for additional information.
(5)	Represents matching contributions under our 401(k) plan made in fiscal 2014 and $40,000 paid to Mr. Rohrs as a retention sign-on bonus payment pursuant to his employment agreement.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards as of December 26, 2014 for each of our Named Executive Officers.

		Option Awards					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested ($)(1)
David Shimmon	—	—	—	—		—	—	—

Thomas Rohrs(2)	3/16/2012	285,265	129,667	$1.00		3/16/2019	—	—
	10/25/2013	1,037,329	1,728,883	$1.00		10/25/2020	—	—
	10/25/2013	155,599	259,333	$2.00	(3)	10/25/2020	—	—
	11/15/2013						300,354	$276,326
	9/19/2014						243,943	$224,428
	9/19/2014	0	1,738,787	$1.00		9/19/2021	—	—

Philip Barros(4)	3/12/2012	855,796	388,999	$1.00		3/12/2019	—	—
	3/12/2012	285,265	129,667	$2.00	(3)	3/12/2019	—	—

Mark Hutson(4)	3/12/2012	855,796	388,999	$1.00		3/12/2019	—	—
	3/12/2012	285,265	129,667	$2.00	(3)	3/12/2019	—	—

(1)	There is no ascertainable public market value for our ordinary shares. The market value reported in this table is based upon a valuation analysis of the fair market value of our ordinary shares performed on a semi-annual basis.

(2)	Mr. Rohrs’ option and restricted stock awards vest over a four year period as follows: (i) with respect to the March 2012 award, 25% of the award vests on the one year anniversary of the date of grant and the remainder vests ratably on a quarterly basis thereafter, (ii) with respect to the October 2013 awards, 25% of each award vests on June 30, 2014 and the remainder vests ratably on a quarterly basis thereafter, subject to Mr. Rohrs’ continued employment with us; provided that (a) if his employment is terminated without cause and he is removed from our board prior to June 30, 2016, then additional options under such grant will vest such that the total options vested equals the number obtained by multiplying 2,766,212 by the number of full calendar months that have elapsed from June 30, 2013 through the date of such involuntary termination or, if later, the date of his removal from the Board, and dividing the product by 36, and (b) if his employment is terminated without cause and he is removed from our board on or after June 30, 2016, then all unvested options shall vest on the date thereof, (iii) with respect to the November 2013 award, 25% of the award vests on June 30, 2014 and the remainder vests ratably on a quarterly basis thereafter, subject to Mr. Rohrs’ continued employment with us and (iv) with respect to the September 2014 awards, the awards fully vest in the event of a qualified sale of the Company or an initial public offering (including this offering) provided that Mr. Rohrs’ service as our executive officer and director does not terminate on or prior to the 91st day prior to such sale or initial public offering, as applicable.
(3)	In connection with the Refinancing Transaction, on August 10, 2015, our board of directors approved an adjustment to the exercise price of such options to be $1.85.
(4)	Each of Mr. Barros’ and Mr. Hutson’s option awards vest over a four year period as follows: 25% of each award vested on March 12, 2012 and the remainder vests ratably on a quarterly basis thereafter, subject to Mr. Barros’ and Mr. Hutson’s continued employment with us.

Separation and Release Agreement

On August 26, 2014, we entered into a Separation and Release Agreement, or the “Separation Agreement,” with Mr. Shimmon in connection with the termination of his employment with us. Pursuant to the terms of the Separation Agreement, (1) Mr. Shimmon’s employment with us was terminated effective as of August 12, 2014, (2) Mr. Shimmon did not receive any severance or other benefits from us following his termination date, (3) all equity securities of Ichor owned, directly or indirectly, by Mr. Shimmon, including vested and unvested stock options, were cancelled, (4) Mr. Shimmon agreed to reimburse us $1,253,544, (5) Mr. Shimmon agreed to a three year non-competition covenant and a three year non-solicitation covenant covering employees, contractors, customers, vendors and other business relations, (6) Mr. Shimmon agreed to continue complying with the confidentiality and intellectual property assignment agreement previously entered into in connection with his employment, (7) Mr. Shimmon agreed to a general release of claims against us and Francisco Partners, and we and Francisco Partners agreed to a general release of claims against Mr. Shimmon, and (8) the parties agreed to a mutual non-disparagement covenant.

2015 Omnibus Incentive Plan

In connection with this offering, we expect to adopt the 2015 Omnibus Incentive Plan (“2015 Plan”). The 2015 Plan provides for grants of stock options, stock appreciation rights, restricted stock, other share-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, are eligible for grants under the 2015 Plan. The purpose of the 2015 Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2015 Plan. For further information about the 2015 Plan, we refer you to the complete copy of the 2015 Plan, which is attached as an exhibit to the registration statement, of which this prospectus is a part.

Administration.    The 2015 Plan is administered by the Compensation, Nominating and Corporate Governance Committee of our board of directors. Among the Committee’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2015 Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2015 Plan as it deems necessary or proper. The Committee has authority to administer and interpret the 2015 Plan, to grant discretionary awards under the 2015 Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of ordinary shares to be covered by each award, to make all other determinations in connection with the 2015 Plan and the awards thereunder as the Committee deems necessary or desirable and to delegate authority under the 2015 Plan to our executive officers.

Available Shares.    The aggregate number of ordinary shares which may be issued or used for reference purposes under the 2015 Plan or with respect to which awards may be granted may not exceed              shares, subject to automatic increase on the first day of each fiscal year beginning in 2016 and ending in             by the lesser of (1)     % of the ordinary shares outstanding on the last day of the immediately preceding fiscal year, or (2) such lesser number of shares as determined by the Committee. The number of shares available for issuance under the 2015 Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding ordinary shares. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued ordinary shares or ordinary shares held in or acquired for our treasury. In general, if awards under the 2015 Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2015 Plan.

The maximum number of ordinary shares with respect to which any stock option, stock appreciation right, shares of restricted stock or other share-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2015 Plan during any fiscal year to any eligible individual will be             shares (per type of award). The total number of ordinary shares with respect to all awards that may be granted under the 2015 Plan during any fiscal year to any eligible individual will be             shares. There are no annual limits on the number of ordinary shares with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of ordinary shares subject to any performance award which may be granted under the 2015 Plan during any fiscal year to any eligible individual will be             shares. The maximum value of a cash payment made under a performance award which may be granted under the 2015 Plan during any fiscal year to any eligible individual will be $             . The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $             .

Eligibility for Participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2015 Plan.

Award Agreement.    Awards granted under the 2015 Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Committee.

Stock Options.    The Committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Committee will determine the number of ordinary shares subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent shareholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of an ordinary share at the time of grant or, in the case of an incentive stock option granted to a ten percent shareholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Committee at grant and the exercisability of such options may be accelerated by the Committee.

Stock Appreciation Rights.    The Committee may grant stock appreciation rights, which we refer to as SARs, either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, which we refer to as a Tandem SAR, or independent of a stock option, which we refer to as a Non-Tandem SAR. A SAR is a right to receive a payment in ordinary shares or cash, as determined by the Committee, equal in value to the excess of the fair market value of one share of our ordinary shares on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by a SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our ordinary shares on the date of grant in the case of a Non-Tandem SAR. The Committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2015 Plan, or such other event as the Committee may designate at the time of grant or thereafter.

Restricted Stock.    The Committee may award shares of restricted stock. Except as otherwise provided by the Committee upon the award of restricted stock, the recipient generally has the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock are required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the Committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2015 Plan and are discussed in general below.

Other Share-Based Awards.    The Committee may, subject to limitations under applicable law, make a grant of such other share-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2015 Plan that are payable in cash or denominated or payable in or valued by our ordinary shares or factors that influence the value of such shares. The Committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other share-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2015 Plan and discussed in general below.

Other Cash-Based Awards.    The Committee may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Committee will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Committee may accelerate the vesting of such award in its discretion.

Performance Awards.    The Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The Committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Committee. Based on service, performance and/or other factors or criteria, the Committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals.    The Committee may grant awards of restricted stock, performance awards, and other share-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net sales; (19) gross sales; (20) sales growth; (21) annual recurring sales; (22) recurring sales; (23) license sales; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the Committee; (28) the fair market value of one of our ordinary shares; (29) the growth in the value of an investment in our ordinary shares assuming the reinvestment of dividends; or (30) reduction in operating expenses.

To the extent permitted by law, the Committee may also exclude the impact of an event or occurrence which the Committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the Committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The Committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control.    In connection with a change in control, as defined in the 2015 Plan, the Committee may accelerate vesting of outstanding awards under the 2015 Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of one ordinary share paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of an ordinary share paid in a change in control is less than the exercise price of the award. The Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Shareholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a shareholder with respect to ordinary shares covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination.    Notwithstanding any other provision of the 2015 Plan, our board of directors may at any time amend any or all of the provisions of the 2015 Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to shareholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2015 Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability.    Awards granted under the 2015 Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The 2015 Plan provides that awards granted under the 2015 Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Securities Exchange Act of 1934 or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date; Term.    The 2015 Plan was adopted by the board of directors on                    , 2015 and approved by shareholders on                    , 2015. No award will be granted under the 2015 Plan on or after                    , 2025. Any award outstanding under the 2015 Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Severance Obligations

We are obligated to pay severance benefits to Mr. Rohrs and Mr. Barros upon the termination of their employment in certain circumstances. Pursuant to Mr. Rohrs’ employment agreement, in the event of a termination without cause by us or for good reason by Mr. Rohrs prior to a sale of the Company or following the one-year anniversary of a sale of the Company, Mr. Rohrs is entitled to (i) an amount equal to 12 months of his base salary at the rate then in effect, (ii) bonuses previously earned but unpaid and (iii) health insurance benefits for 12 months following the termination, or until there is eligibility of benefits from a successor employer. Mr. Rohrs’ employment agreement also provides that in the event of a termination during the one-year period following a sale of the Company, he is entitled to an amount equal to his target incentive bonus then in effect.

Pursuant to Mr. Barros’ offer letter, in the event of a termination of Mr. Barros’ employment without cause due to downsizing, he is entitled to a severance payment equal to three months of his base salary at the rate then in effect. Additionally, if Mr. Barros’ termination occurs within 12 months of a change of control, he is entitled to a total payment equal to six months of his base salary at the rate then in effect.

Pursuant to Mr. Hutson’s offer letter, in the event of a termination of Mr. Hutson’s employment without cause, he is entitled to a severance payment equal to six months of his base salary at the rate then in effect.

Director Compensation

During fiscal 2014, our non-employee directors, who were not affiliated with Francisco Partners, earned cash compensation for service on our board of directors. In addition, we reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. In 2014, the director fees earned by Mr. Carson were less than the director fees earned by Mr. Brady because Mr. Carson ceased to be paid such fees upon his appointment as President and Chief Financial Officer in September 2014. The following table provides information regarding compensation earned by our directors for service as directors for fiscal 2014.

Name	Fees Earned or Paid in Cash ($)
Maurice Carson(1)	$15,000
Kevin Brady(2)	$20,000
Dipanjan Deb(3)	—
Andrew Kowal(3)	—

(1)	Represents director fees paid to Mr. Carson from December 27, 2013 until his appointment as our President and Chief Financial Officer on September 19, 2014. As of December 26, 2014, Mr. Carson held an option to purchase 2,136,099 of our ordinary shares and held 1,449,017 shares of restricted stock.
(2)	As of December 26, 2014, Mr. Brady held an option to purchase 248,959 of our ordinary shares.
(3)	Mr. Deb and Kowal did not receive any fees for service on our board of directors. As of December 26, 2014, Messrs. Deb and Kowal did not hold any shares of restricted stock or any outstanding options to purchase ordinary shares.

We are currently developing a compensation program for members of our board of directors following the completion of this offering. We will include the relevant disclosures in subsequent amendments to the registration statement of which this prospectus is a part.

Prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under applicable law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of August 31, 2015 and as adjusted to reflect the sale of the ordinary shares in this offering, for

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each Named Executive Officer, other than our former Chief Executive Officer, who beneficially owned no shares;

•	each of our directors and director nominees; and

•	all of our executive officers and directors as a group.

Each shareholder’s percentage ownership before the offering is based on             ordinary shares outstanding as of August 31, 2015. Each shareholder’s percentage ownership after the offering is based on              ordinary shares outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to             additional ordinary shares to cover over-allotments, if any, and the table below assumes no exercise of that option.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of August 31, 2015 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Ichor Holdings, Ltd., 3185 Laurelview Ct., Fremont, California 94538.

	Beneficial ownership prior to the completion of this offering			Percentage of ordinary shares beneficially owned following the completion of this offering
Name	Number of shares	Percentage		No exercise of underwriters’ option		Full exercise of underwriters’ option
5% Shareholders:
Entities affiliated with Francisco Partners(1).			%		%		%
Directors and Executive Officers:
Thomas M. Rohrs
Maurice Carson
Mark Hutson
Philip Barros
Daniel Rubin
Kevin Brady
Dipanjan Deb(2)
Andrew Kowal
Directors and executive officers as a group (8 persons)

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) shares held by Francisco Partners III (Cayman), L.P., or FP III Cayman, (ii) shares held by Francisco Partners Parallel Fund III (Cayman), L.P., or FPPF III Cayman, and (iii) shares held by Ichor Investment Holdings, LLC, or IIH LLC. FP IIII Cayman and FPPF III Cayman are collectively referred to as the Francisco Funds. FP III Cayman owns approximately 30% of the outstanding units of IIH LLC. Francisco Partners GP III (Cayman), L.P., or FP GP Cayman III, is the general partner of each of FP III Cayman and FPPF III Cayman and the manager of IIH LLC. Francisco Partners GP III Management (Cayman), Limited, or FP GP III Management, is the general partner of FP GP Cayman III. In those capacities, FP GP III and FP GP III Management may be deemed to share voting and dispositive power with respect to the ordinary shares owned by FP III Cayman, FPPF III Cayman and IIH LLC. An investment committee comprised of Dipanjan Deb, David R. Golob, Keith Geeslin and Ezra Perlman, certain of the managers of FP GP III Management, share voting and dispositive power with respect to the shares beneficially held by FP GP III Management. Each of the managers of FP GP III Management expressly disclaims beneficial ownership of any ordinary shares, except to the extent of their pecuniary interest. The address of each of the entities listed above is One Letterman Drive, Building C, Suite 410, San Francisco, CA 94129.
(2)	Consists of the shares listed in footnote (1) above, which are held by entities affiliated with Francisco Partners. Messrs. Deb and Kowal are each managing directors of FP GP III Management, and may be deemed to be the beneficial owners of such shares. Each of Mr. Deb and Mr. Kowal disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the completion of this offering, we will adopt a written Related Person Transactions Policy that will set forth our policies and procedures regarding the identification, review, consideration, approval and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a past, present or future transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Various transactions are not covered by this policy, including transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person, equity and debt financing transactions with a related person that are approved by the Board, and other transactions not otherwise required to be disclosed under Item 404 of Regulation S-K. A “related person,” as determined since the beginning of our last fiscal year, is any executive officer, director or nominee to become director, a holder of more than 5% of our ordinary shares, including any immediate family members of such persons. Any related-person transaction may only be consummated if approved or ratified by the affirmative vote of a majority of our dis-interested directors then in office in accordance with the policy guidelines set forth below.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our Audit Committee for review and recommendation for approval to our Board. In considering related-person transactions, our Audit Committee and Board take into account the relevant available facts and circumstances including, but not limited to whether the terms of such transaction are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval process.

We did not previously have any formal standards, policies or procedures governing the review and approval of related-party transactions. A copy of our Related-Person Transaction Policy, when available, will be on our corporate website at www.ichorsystems.com following the completion of this offering. The information contained on our website is not part of this prospectus.

Transactions with Francisco Partners

We have entered into a Management Services Agreement, Master Consulting Agreements, a Members Agreement and an Investor Rights Agreement with Francisco Partners or its affiliates. The material terms of each of these agreements are summarized below.

Management Services Agreement and Master Consulting Agreements

In connection with our acquisition and ownership by Francisco Partners, we have entered into the following management services agreement and two consulting services agreements: (1) a Master Services Agreement, or the MSA, with an affiliate of Francisco Partners that expires in December 2021, with automatic one year extensions unless either we or Francisco Partners provides a termination notice to the other at least 90 days prior to the expiration of the initial or any extension term; (2) a Master Consulting Agreement, or the 2013 Consulting Agreement, effective as of June 26, 2013, with Francisco Partners Consulting, LLC, an entity which is owned and controlled by individual operations executives in which Francisco Partners holds no interest, or FPC; (3) a Master Consulting Agreement, or the 2014 Consulting Agreement, effective as of January 1, 2014, with FPC; and (4) an Amended and Restated Master Consulting Agreement, or the 2015 Consulting Agreement, effective as of January 1, 2015, with FPC. Each of the 2013 Consulting Agreement, 2014 Consulting Agreement and 2015 Consulting Agreement has a term of one year.

Pursuant to the terms of the MSA, Francisco Partners provides us with consulting and advisory services, including general management services, identification, support and negotiation of acquisitions and dispositions, support and analysis with respect to financing alternatives and finance marketing, strategic planning functions and general finance functions. We reimburse Francisco Partners for reasonable out-of-pocket expenses incurred in connection with providing us consulting and advisory services and are also scheduled to pay an annual advisory fee equal to $1.5 million per fiscal year. However, Francisco Partners has waived payment of all such out-of-pocket fees and advisory fees for 2013, 2014 and the six months ended June 26, 2015. If paid, these expenses would be recorded as other operating expenses in the period in which such expenses are paid.

Pursuant to the terms of the 2013 Consulting Agreement, 2014 Consulting Agreement and 2015 Consulting Agreement, FPC provides us with operational consulting services, including consulting relating to executive operations, human capital management, procurement and supply chain optimization, sales and marketing, research and development and professional services. Under the 2013 Consulting Agreement, we paid FPC an annual service fee equal to $300,000 for fiscal 2013 and reimbursed FPC for reasonable out-of-pocket expenses incurred in connection with services under the agreement. Under the 2014 Consulting Agreement, we paid FPC an annual service fee equal to $500,000 for fiscal 2014 and reimbursed FPC for reasonable out-of-pocket expenses incurred in connection with services under the agreement. We incurred services fees of $324,000 under the 2013 Consulting Agreement in fiscal 2013 and service fees of $580,000 under the 2014 Consulting Agreement in fiscal 2014 and expect to incur services fees of $600,000 under the 2015 Consulting Agreement in fiscal 2015. The MSA and the 2015 Consulting Agreement will be terminated upon the consummation of this offering for no additional consideration payable to FPC.

Members Agreement

We are party to a Members Agreement with Francisco Partners and certain other shareholders which provides certain board appointment, preemptive and other rights.

Each party to the Members Agreement agreed to vote all of the shares it beneficially owns to maintain the authorized number of directors as set forth in our memorandum and articles of association. Each party also agreed to vote its shares to elect to the Board the directors nominated by FP III (Cayman) and to vote for no other person. The Members Agreement also provides for customary preemptive rights for the parties in the event that we issue new shares, subject to certain exceptions (including this offering). In addition, we cannot amend our memorandum and articles of association without the approval of Francisco Partners.

The Members Agreement provides that it will be amended to provide for (1) board representation for Francisco Partners following an initial public offering which is at least proportionate to Francisco Partners’ post-initial public offering shareholdings, (2) a covenant that we will continue to nominate such directors to the board and support their election by our shareholders, (3) the incorporation of the approval rights that Francisco Partners desires to have post-initial public offering and (4) pre-emptive rights in favor of Francisco Partners.

The Members Agreement shall terminate upon the earlier to occur of (1) the consummation of a sale of our Company and (2) the agreement of the parties to the Members Agreement.

Investor Rights Agreement

We are party to an Investor Rights Agreement with Francisco Partners and the other shareholders from time to time party thereto which sets forth certain rights and obligations of Francisco Partners and such other shareholders. The Investor Rights Agreement provides:

•

if Francisco Partners demands that we effect any registration, qualification or compliance with respect to all or part of its Registrable Securities (as defined therein), then we must promptly give notice of the proposed registration, qualification or compliance to all other holders and as soon practicable, use our best efforts to effect such registration, qualification or compliance;

•

if, at any time, we register any of our securities, we agree to (a) promptly give to each holder written notice thereof and (b) include in such registration, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests made by any holder within 20 days after the receipt of such written notice from us;

•	in connection with any registrations, filings or qualifications, we will pay the fees and expenses of counsel selected by the shareholders selling the greatest number of shares in such offering;

•	a 180-day holdback agreement in connection with our initial public offering; and

•	certain information rights for each of the parties to the agreement.

Other Transactions

We sublease a facility from Precision Flow Inc. pursuant to an agreement that terminates in February 2018. Kevin Brady, one of our directors, is the president and majority owner of Precision Flow Inc. We paid Precision Flow Inc. rent in the amounts of approximately $852,000, $975,000 and $574,000 during fiscal years 2013 and 2014 and the six months ended June 26, 2015, respectively.

Ceres Technologies, Inc, which is owned by Mr. Brady, is one of our suppliers. We have made purchases from Ceres Technologies on a purchase order basis. We paid Ceres Technologies an aggregate of approximately $1,838,000, $1,556,000 and $552,000 during fiscal years 2013 and 2014 and the six months ended June 26, 2015, respectively.

In fiscal 2013 and 2014, we paid two entities owned by our former chief executive officer for various services performed at his direction. We paid these entities an aggregate of $327,000 in fiscal 2013 and $173,000 in fiscal 2014. No payments were made to these entities after June 30, 2014, and our relationship with these entities has terminated.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Former Credit Facilities

As of June 26, 2015, our credit facilities consisted of a $50.0 million term loan facility and a $25.0 million revolving credit facility. As of June 26, 2015, the outstanding principal amount of the term loan facility was $42.1 million and the revolving credit facility was $10.5 million. All outstanding indebtedness under these credit facilities was repaid on August 11, 2015 in connection with the Refinancing Transaction.

New Credit Facilities

In connection with the Refinancing Transaction, we entered into a new $55.0 million Term A Loan Facility and a $20.0 million Revolving Credit Facility, or the Credit Facilities, which were established pursuant to a Credit Agreement, dated as of August 11, 2015, by and among Ichor Holdings, LLC, PFT and Ichor Systems, Inc., as borrowers, certain of their subsidiaries as guarantors, Bank of America, N.A. as administrative agent, L/C issuer, and swingline lender, and the lenders from time to time party thereto, or the Credit Agreement.

Upon the closing of the Refinancing Transaction, the outstanding principal amount of the Term A Loan Facility was $55.0 million and the Revolving Credit Facility was $10.0 million. The following summary is a description of the principal terms of the Credit Facilities and the related documents governing those facilities.

Guarantors

As of August 11, 2015, the sole guarantors under the Credit Facilities were two of our foreign subsidiaries.

Payments and Interest

The Term A Loan Facility is to be repaid in consecutive quarterly payments of (a) $1,137,500 for the quarters ending December 31, 2015 through September 30, 2018 and (b) $812,500 for the quarters ending December 31, 2018 through June 30, 2020, provided that to the extent a “qualified initial public offering” (as defined below) has occurred, the foregoing quarterly payments are reduced to $812,500 for the quarters ending December 31, 2015 through June 30, 2020. The outstanding principal amount of the Term A Loan Facility and the Revolving Credit Facility, if any, is due upon maturity on August 11, 2020.

Borrowings under the Term A Loan Facility and the Revolving Credit Facility each bear interest at (1) for base rate loans, the “base rate” (as defined below) plus 3.00% or (2) for eurodollar loans, the “eurodollar rate” (as defined below) plus 4.00%. The base rate equals the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50% and (iii) the eurodollar rate plus 1.00%. The eurodollar rate equals LIBOR, provided that with respect to the Term A Loan Facility only, LIBOR shall not be less than 1.00%.

Prepayments

We are obligated to make prepayments on the Credit Facilities under the following circumstances: (i) if any of our capital stock is issued pursuant to an initial public offering (including this offering) in which at least $75,000,000 of net cash proceeds are received, $17,500,000 of such net cash proceeds plus an additional amount of such net cash proceeds that would result in our consolidated total net leverage ratio to be less than 1.75:1.00 must be applied toward prepayment of the loan; (ii) if we incur additional indebtedness that is not permitted under the Credit Facilities, 100% of the net cash proceeds must be applied toward prepayment of the loans; (iii) if we receive net cash proceeds pursuant to non-ordinary course asset sales or non-permitted dispositions, in each case subject to certain thresholds, exceptions and reinvestment rights, 100% of the net cash proceeds must be applied toward prepayment of the loans; and (iv) 50% of our “excess cash flow” (as defined in the Credit Agreement), calculated on an annual basis, subject to customary adjustments and credits, is required to be applied toward the prepayment of the loans, provided that such percentage shall be reduced to 25% if our consolidated total net leverage ratio is less than 2.25:1.00 as of the last day of the fiscal year and 0% if less than 1.75:1.00 as of the last day of the fiscal year. The prepayment in clause (i) above shall be applied first, to the next four principal installments under the Term A Loan Facility in direct order of maturity, second, to the remaining principal installments under the Term A Loan Facility (including the final scheduled installment date on the maturity date) on a pro rata basis. The prepayments in clause (ii) through (iv) above shall be applied first, to the next four principal installments under the Term A Loan Facility in direct order of maturity, second, to the remaining principal installments under the Term A Loan Facility (excluding the final scheduled installment date on the maturity date) on a pro rata basis and third, to the Revolving Credit Facility.

Covenants

The Credit Facilities contain customary covenants and restrictions on our activities, including limitations on: the incurrence of additional indebtedness; liens, negative pledges, guarantees, investments, loans, asset sales, mergers, acquisitions and prepayment of other debt; distributions, dividends and the repurchase of capital stock; transactions with affiliates; fundamental changes; dispositions; the ability to change the nature of our business, accounting policies or reporting practices, or fiscal year; financial covenants; and the ability to amend the terms of our organizational documents.

Events of Default

Events of default under the Credit Facilities include the following:

•	a failure to pay principal, interest, fees or other amounts under the Credit Facilities when due taking into account any applicable grace period;

•	any representation or warranty shall have been incorrect or misleading in any material respect when made;

•	a failure to perform or observe covenants or other terms of the Credit Facilities, subject to certain grace periods;

•	a failure to perform on any obligations under, or the existence of any default under, any other of the other loan documents, subject to certain grace periods;

•	cross-default to other material debt;

•	bankruptcy events;

•	unsatisfied final judgments over a certain threshold;

•	subordination provisions with respect to subordinated debt ceasing to be valid and enforceable;

•	a change in control; and

•	certain defaults under the Employee Retirement Income Security Act of 1974.

DESCRIPTION OF SHARE CAPITAL

In connection with this offering, we will amend and restate our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. Material provisions of our memorandum and articles of association and relevant sections of Cayman Islands law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.

General

As of July 26, 2015, we had authorized capital stock (or share capital) of $40,000, divided into 250,000,000 ordinary shares of common stock, each with a par value of $0.0001 and 150,000,000 Series A Preferred Shares, each with a par value of $0.0001. As of June 26, 2015, 240,283 ordinary shares were issued and outstanding and 142,728,221 shares of Series A Preferred Stock were issued and outstanding. Ichor Holdings, Ltd. was incorporated in the Cayman Islands on January 30, 2012 with registered number 265939. Our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands.

Immediately prior to the completion of this offering, the outstanding Series A Preferred Shares will convert into an aggregate of             ordinary shares and immediately thereafter will be effect a             for              reverse split of our ordinary shares. As of the completion of this offering, our authorized share capital will consist of              , divided into             ordinary shares, each with a par value $         , and             preferred shares, each with a par value of $         .

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.

Preferred Shares

Pursuant to our articles of association to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

•	impairing dividend rights of our ordinary shares;

•	diluting the voting power of our ordinary shares;

•	impairing the liquidation rights of our ordinary shares; and

•	delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.

Limitations on the Right to Own or Vote Shares

As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.

Disclosure of Shareholder Ownership

There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.

Director Nomination Rights

Our articles of association will provide Francisco Partners the right to designate: (i) all of the nominees for election to our board of directors for so long as Francisco Partners beneficially owns 40% or more of the total number of ordinary shares then outstanding; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Francisco Partners beneficially owns at least 30% and less than 40% of the total number of ordinary shares then outstanding; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Francisco Partners beneficially owns at least 20% and less than 30% of the total number of ordinary shares then outstanding; (iv) two directors for so long as Francisco Partners beneficially owns at least 10% and less than 20% of the total number of ordinary shares then outstanding; and (v) one director for so long as Francisco Partners beneficially owns at least 5% and less than 10% of the total number of ordinary shares then outstanding. In each case, Francisco Partners’s nominees must comply with applicable law and stock exchange rules. In addition, Francisco Partners shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of Francisco Partners’s beneficial ownership at such time. Francisco Partners shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. Our articles of association will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of Francisco Partners for so long as it has nomination rights. This agreement will automatically terminate at such time as Francisco Partners owns less than 5% of our outstanding ordinary shares.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of such persons for so long as we are a controlled company, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of such persons for so long as we are a controlled company:

•	consolidate our share capital into shares of larger par value than our existing shares;

•	sub-divide our share capital into shares of smaller par value;

•	divide our shares into multiple classes; and

•	cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of such persons for so long as we are a controlled company, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Island Companies Law (as revised).

Business Opportunities

Our articles of association, to the maximum extent permitted from time to time by Cayman Islands law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director.

Our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, none of Francisco Partners or any of its affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates are presently engaged or propose to engage or (2) otherwise competing with us or our affiliates, and each of our non-employee directors (including those designated by Francisco Partners) may (a) acquire, hold and dispose of our ordinary shares for his or her own account or for the account of others and exercise all of the rights of one of our shareholders, to the same extent and in the same manner as if he or she were not our director and (b) in his or her personal capacity, or in his or her capacity as a director, officer, trustee, shareholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop. In addition, our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, in the event that Francisco Partners or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Our articles of association provide that, our articles of association may only be amended at a shareholder meeting at which Francisco Partners is present or, in respect to a shareholder written resolution, to which Francisco Partners has consented.

Material Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation	Memorandum of Association

	Bylaws	Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•     a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•     a duty not to personally profit from opportunities that arise from the office of director;

•     a duty of trusteeship of the company’s assets;

•     a duty to avoid conflicts of interest; and

	Delaware	Cayman Islands

•     a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own actual fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own actual fraud or dishonesty.

Interested Directors	Under Delaware law, subject to provisions in the certificate of incorporation, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.

	Delaware	Cayman Islands

relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.

The Companies Law of the Cayman Islands requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the	The Companies Law of the Cayman Islands defines “special resolutions” only. A company’s

	Delaware	Cayman Islands

	corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in person or by proxy.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. These provisions will not apply to nominations by Francisco Partners pursuant to the terms of our articles of association. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds. While Francisco Partners holds 5% of our issued and outstanding shares, our articles of association may only be amended by special resolution at any shareholders meeting at which Francisco Partners is present. Our articles of association may also be amended by a unanimous shareholder written resolution. Under our articles of association, vacancies on the board

	Delaware	Cayman Islands

are generally filled by the vote of a majority of the directors elected or then in office.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies Law provides for mergers and consolidations where two or more companies are being formed into a single entity. The legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under Cayman Islands Companies Laws, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary

Delaware	Cayman Islands

company to be merged unless that member agrees otherwise.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as

Delaware	Cayman Islands

they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the

Delaware	Cayman Islands
Companies Law in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the

Delaware	Cayman Islands

shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This

Delaware	Cayman Islands

option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose.

The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

•     the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•     the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

•     the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman

	Delaware	Cayman Islands

Islands or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. Derivative actions have been brought in the Cayman Islands courts and the Cayman Islands courts have confirmed the availability for such actions. In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected

	Delaware	Cayman Islands

to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to	The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

	Delaware	Cayman Islands

	authorize or take such action at a meeting of shareholders.	Our articles of association authorize such written consents while we are a “controlled company”, but we believe that the unanimity requirement will make this option impractical after the consummation of this offering. Written consents are not authorized if we are not a “controlled company”.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association allow shareholders holding a majority of our shares to call extraordinary general meetings.

Registration Rights

For information on registration rights, please see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Certain Effects of Authorized but Unissued Stock

Upon completion of this offering, we will have             ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is             . Its address is                     .

Listing

We have applied to list our ordinary shares on             under the symbol “             .”

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2011 Revision) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our ordinary shares. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time. We also cannot predict with certainty when or if Francisco Partners will otherwise sell its remaining ordinary shares. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

As a result of the lock-up agreements, other contractual restrictions on resale and the provisions of Rule 144, described below,              ordinary shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act (other than restrictions pursuant to lock-up agreements entered into by participants in the directed share program).

Sale of Restricted Shares

Upon completion of this offering, we will have             ordinary shares outstanding, or             ordinary shares if the underwriters exercise in full their option to purchase additional shares. All of the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. Immediately following the completion of this offering, Francisco Partners will own             % of our outstanding ordinary shares (or              % if the underwriters exercise in full their option to purchase additional shares). Shares held by Francisco Partners will be “restricted securities” as that term is used in Rule 144. Subject to contractual restrictions, including the lock-up agreements described below, Francisco Partners will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. At such time as these restricted shares become unrestricted and available for sale, the sale of these restricted shares, whether pursuant to Rule 144 or otherwise, may have a negative effect on the price of our ordinary shares.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year our ordinary shares that are restricted securities, will be entitled to freely sell such ordinary shares under Rule 144 without regard to the current public information requirements of Rule 144.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” following the completion of this offering, subject to the 180-day lock-up period described above, Francisco Partners will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the ordinary shares held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, Francisco Partners could cause the price of the ordinary shares to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted any other holders of our securities any registration rights other than pursuant to the Registration Rights Agreement.

Equity Compensation Plans

We intend to file a registration statement on Form S-8 to register the issuance of an aggregate of             ordinary shares reserved for issuance under our equity compensation plans. Such registration statement will become effective upon filing with the SEC. Shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our directors and officers and Francisco Partners have agreed that, without the prior written consent of Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not (subject to certain exceptions), during the period ending 180 days after the date of this prospectus (subject to certain extensions):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares;

whether any transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise. For additional information, see “Underwriting.”

MATERIAL TAX CONSIDERATIONS

Material Cayman Islands Tax Consequences

The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under the laws of your country of citizenship, residence or domicile.

Cayman Islands Taxation

The following is a discussion of certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended to be tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of ordinary shares or on an instrument of transfer in respect of an ordinary share.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

(2011 Revision)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (2011 Revision) the Governor in Cabinet undertakes with us:

•	(a) that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

•	(b) in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	(i) on or in respect of our shares, debentures or other obligations; or

•	(ii) by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision).

These concessions shall be for a period of TWENTY years from [*].

Material U.S. Federal Income Tax Consequences

Subject to the limitations and qualifications stated herein, this discussion sets forth a summary of material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the ordinary shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. We cannot assure you that a change in law will not alter significantly the tax consequences described in this summary. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of our ordinary shares that differ from those discussed below.

The discussion of holders’ tax consequences addresses only those persons that acquire their ordinary shares in this offering and that hold those ordinary shares as capital assets (generally, property held for investment) and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 10% or more of the ordinary shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, persons holding ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, certain U.S. expatriates, persons who acquired ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of ordinary shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust.

If a partnership or any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partners in partnerships that hold our ordinary shares should consult their tax advisors.

If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Dividends and Other Distributions

As described in the section titled “Dividend Policy,” we do not currently anticipate that we will pay any cash dividends on our ordinary shares for the foreseeable future. However, subject to the discussion below on the passive foreign investment company rules, if we do make distributions of cash or other property in respect of our ordinary shares, the U.S. dollar amount of the gross amount of any such distribution will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income will be includable in your gross income on the day actually or constructively received by you. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ordinary shares, as capital gain. The Company, however, may not calculate earnings and profits in accordance with U.S. federal tax principles. In that case, the Company intends to treat the full amount of any distribution by the Company to U.S. Holders as a dividend for U.S. federal income tax purposes. U.S. Holders of the ordinary shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to dividends paid on the ordinary shares.

Dividends received by a non-corporate U.S. Holder, including an individual, may qualify for the lower rates of tax applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States and (2) we are not a passive foreign investment company for our taxable year in which the dividend is paid and the preceding taxable year. Our ordinary shares will be readily tradable on             . Accordingly, subject to the passive foreign investment company risk discussed below (see “—Passive Foreign Investment Company”), dividends paid to a non-corporate U.S. Holder with respect to ordinary shares for which the requisite holding period is satisfied should be eligible for the preferential tax rates applicable to qualified dividend income.

Even if dividends would otherwise be eligible for the preferential tax rates applicable to qualified dividend income, a non-corporate U.S. Holders will not be eligible for the reduced rates of taxation if the non-corporate U.S. Holder does not hold our Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the non-corporate U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ordinary shares, as well as the effect of any change in applicable law.

Disposition of the Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ordinary shares in an amount equal to the difference between the amount realized (in U.S. dollars) on the sale or exchange and your tax basis (in U.S. dollars) in the ordinary shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, that has held the ordinary shares for more than one year at the time of the same or exchange, you will be eligible for reduced tax rates with respect to such gain. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ordinary shares generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated value of our assets and the composition of our income and assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income purposes for our current taxable year ending December 25, 2015. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for our current taxable year ending December 25, 2015, or for any future taxable year or that the IRS will not take a contrary position. Kirkland & Ellis LLP, our U.S. tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our expectations relating to such status set forth in this paragraph.

A non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For these purposes, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% by value of the stock. Subject to various exceptions, passive income generally includes dividends, interest, royalties and rents (other than certain royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the preferential tax rates discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply. In addition, if we are a PFIC for any taxable year during which you hold ordinary shares, in the absence of a “qualifying electing fund” election (which, as noted below, will not be available to you), you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest ordinary income tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

Under attribution rules, if we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion that the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs you are deemed to own. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, a U.S. Holder of shares in a PFIC may avoid the adverse tax consequences described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the preferential tax rate discussed above under “—Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The             is a qualified exchange. We anticipate that our ordinary shares will be regularly traded on the             , and therefore, in 2015 and any subsequent year in which our ordinary shares continue to be regularly traded, the mark-to-market election would be available to a holder of our ordinary shares if we become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

If you hold ordinary shares in any year in which we are a PFIC, you will also be subject to annual information reporting requirements.

The PFIC rules are complex, and you should consult your own tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the availability, application and consequences of the elections discussed above.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting to the IRS generally will be required with respect to payments on the ordinary shares and proceeds of the sale, exchange, redemption or other disposition of the ordinary shares paid to U.S. Holders, other than corporations and other exempt recipients. Backup withholding, currently at the rate of 28%, may apply to those payments if such a holder fails to provide an accurate taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the IRS.

In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the ordinary shares), or who have a beneficial interest in or signatory authority over certain foreign financial accounts, are required to report information relating to such assets or accounts, subject to certain exceptions.

You should consult your own tax advisor regarding the application of the information reporting and backup withholding requirements to your particular situation.

Information with Respect to Foreign Financial Assets

U.S. Holders who are individuals generally will be required to report our name, address and such information relating to an interest in the ordinary shares as is necessary to identify the class or issue of which your ordinary shares are a part. These requirements are subject to exceptions, including an exception for ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed $50,000.

U.S. Holders should consult their tax advisors regarding the application of these information reporting rules.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets for taxable years beginning after December 31, 2012. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of ordinary shares.

POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON- U.S. INCOME, ESTATE, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the option to purchase additional ordinary shares described below, if any of these shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price listed on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. After the initial public offering, the representative of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional ordinary shares at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus. The underwriters may exercise this option to purchase additional ordinary shares in connection with the sale of the ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are     % of the initial public offering price. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional ordinary shares:

Total Fees
	Fee per Share	Without Exercise of Option	With Full Exercise of Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $             . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $             as set forth in the underwriting agreement.

We have agreed to indemnify the several underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors and substantially all of our shareholders and holders of options to purchase our ordinary shares have, subject to certain limited exceptions, agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice except in limited circumstances. We have entered into a similar agreement with the representative of the underwriters. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with this offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional ordinary shares.

Naked short sales are any sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of this offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of our ordinary shares.

As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the            , in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities having relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities having relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of this Offering

Prior to this offering, there had been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares was determined by negotiation between us and the representative of the underwriters. Among the primary factors that were considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representative of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of any shares which are the subject of this offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in the prospectus once the prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by the Issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each underwriter has represented and agreed that (a) it has only communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) to high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) and (d) of the Order, with all such persons together being referred to as relevant persons, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the our ordinary shares in, from or otherwise involving the United Kingdom. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations, and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the ordinary shares offered pursuant to this prospectus will be passed upon for us by Maples and Calder, Cayman Islands with respect to Cayman Islands law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Francisco Partners, including Francisco Partners III (Cayman), L.P. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Francisco Partners and certain affiliated entities in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

The consolidated financial statements of Ichor Holdings, Ltd. and its subsidiaries as of December 27, 2013 and December 26, 2014 and for each of the years in the two-year period then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, or KPMG, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG provided a service to an entity under common control by Francisco Partners III, L.P. during fiscal 2013 which is not permissible under the independence rules of the Securities and Exchange Commission. The service was loan personnel (consisting of one individual and costing approximately $26,000) and was provided starting prior to the sister entity becoming an affiliate and continued for a period of two months thereafter. KPMG and our audit committee, in consultation with legal counsel, concluded that the service does not, did not and will not impact KPMG’s ability to exercise objective and impartial judgment on all issues encompassed within the audits of the Company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our ordinary shares being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to us and our ordinary shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we will file periodic reports and other information with the SEC. You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

ICHOR HOLDINGS, LTD.

3185 Laurelview Ct.

Fremont, California 94538

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Ichor Holdings, Ltd.:

We have audited the accompanying consolidated balance sheets of Ichor Holdings, Ltd. and subsidiaries as of December 26, 2014 and December 27, 2013, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two year period ended December 26, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ichor Holdings, Ltd. and subsidiaries as of December 26, 2014 and December 27, 2013, and the results of their operations and their cash flows for each of the years in the two year period ended December 26, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon

September 21, 2015

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except number of shares and per share data)

	December 27, 2013	December 26, 2014	June 26, 2015	Pro Forma June 26, 2015
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash	$12,981	$14,373	$20,286	$
Accounts receivable, net	23,436	22,477	24,832
Inventories	40,911	53,036	60,558
Prepaid expenses and other current assets	4,252	4,480	5,733
Deferred tax assets	2,404	3,196	3,921

Total current assets	83,984	97,562	115,330		—
Property and equipment, net	10,512	10,859	10,088
Debt issuance costs	924	615	461
Other noncurrent assets	438	251	265
Intangible assets, net	46,958	40,072	36,629
Goodwill	70,015	70,015	70,015

Total assets	$212,831	$219,374	$232,788		$—

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$41,111	$49,481	$49,678	$
Accrued liabilities	4,159	4,372	5,366
Current portion of long-term debt	3,250	3,250	3,250
Customer deposits	7,189	6,987	13,195
Other current liabilities	2,040	2,159	3,085

Total current liabilities	57,749	66,249	74,574		—
Revolving commitment	12,000	12,000	10,500
Term loan A	11,813	10,313	9,562
Term loan B	31,937	30,187	29,313
Deferred tax liabilities	13,750	8,347	7,173
Other long-term liabilities	2,719	2,217	1,674

Total liabilities	129,968	129,313	132,796		—
Shareholders’ equity
Preferred units, $0.0001 par value; 150,000,000 shares authorized; 142,728,221 shares issued and outstanding for December 27, 2013, December 26, 2014, and June 26, 2015 (unaudited).	142,728	142,728	142,728
Common stock, $0.0001 par value; 250,000,000 shares authorized; 0, 180,212, and 240,283 shares issued and outstanding for December 27, 2013, December 26, 2014 and June 26, 2015 (unaudited), respectively	—	—	—
Additional paid in capital	856	1,886	2,426
Accumulated deficit	(60,721)	(54,553)	(45,162)

Total shareholders’ equity	82,863	90,061	99,992

Total liabilities and shareholders’ equity	$212,831	$219,374	$232,788		$—

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except number of shares and per share data)

	Year Ended December 27, 2013	Year Ended December 26, 2014	Six Months Ended June 27, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
Net sales	$277,637	$314,133	$166,141	$195,710
Cost of sales	239,647	274,151	144,023	168,321

Gross profit	37,990	39,982	22,118	27,389

Operating expenses:
Research and development	4,209	4,493	2,370	2,526
Selling, general and administrative	22,491	24,557	12,760	12,271
Restructuring charges	700	414	148	63
Amortization of intangible assets	6,886	6,886	3,443	3,443

Total operating expenses	34,286	36,350	18,721	18,303

Operating income	3,704	3,632	3,397	9,086
Interest expense, net	3,350	3,115	1,598	1,474
Other (income) expense, net	145	207	83	(22)

Income before income taxes	209	310	1,716	7,634
Income tax benefit	(2,547)	(5,858)	(2,540)	(1,757)

Net income	$2,756	$6,168	$4,256	$9,391

Less: Undistributed earnings attributable to preferred shareholders	(2,756)	(6,165)	(4,256)	(9,378)

Net income attributable to common shareholders	—	3	—	13
Net income per share attributable to common shareholders:
Basic	$—	$0.04	$—	$0.07
Diluted	$—	$0.02	$—	$0.04
Shares used to compute net income per share attributable to common shareholders:
Basic	—	67,663	667	195,397
Diluted	3,466	148,357	121,779	364,185
Pro forma net income per share attributable to common shareholders (unaudited):
Basic		$0.04		$0.07
Diluted		$0.04		$0.07
Shares used to compute pro forma net income per share attributable to common shareholders (unaudited):
Basic		143,764,335		143,892,069
Diluted		143,764,335		143,892,069

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands except share amounts)

	Preferred units		Common stock		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Units	Amount	Shares	Amount
Balance as of December 28, 2012	142,728,221	$142,728	—	$—	$342	$(63,477)	$79,593
Capital contributions	—	—	—	—	18	—	18
Share-based compensation expense	—	—	—	—	496	—	496
Net income	—	—	—	—	—	2,756	2,756

Balance as of December 27, 2013	142,728,221	$142,728	—	$—	$856	$(60,721)	$82,863

Capital contributions	—	—	—	—	19	—	19
Share-based compensation expense	—	—	—	—	1,011	—	1,011
Vesting of restricted stock	—	—	180,212	—	—	—	—
Net income	—	—	—	—	—	6,168	6,168

Balance as of December 26, 2014	142,728,221	$142,728	180,212	$—	$1,886	$(54,553)	$90,061

Share-based compensation expense (unaudited)	—	—	—	—	540	—	540
Vesting of restricted stock (unaudited)	—	—	60,071	—	—	—	—
Net income (unaudited)	—	—	—	—	—	9,391	9,391

Balance as of June 26, 2015 (unaudited)	142,728,221	$142,728	240,283	$—	$2,426	$(45,162)	$99,992

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 27, 2013	Year Ended December 26, 2014	Six Months Ended June 27, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$2,756	$6,168	$4,256	$9,391
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,206	9,628	4,796	4,930
Loss on disposal of property and equipment	560	—	—	—
Share-based compensation	496	1,011	530	540
Deferred income taxes	(2,844)	(6,195)	(2,794)	(1,899)
Amortization of debt issuance costs	299	309	154	154
Changes in operating assets and liabilities, net of assets acquired:
Accounts receivable, net	(11,070)	959	2,751	(2,355)
Inventories	(15,694)	(12,125)	2,626	(7,522)
Prepaid expenses and other assets	(350)	(41)	(556)	(1,267)
Accounts payable	21,928	8,749	(8,629)	221
Customer deposits	5,238	(202)	2,276	6,208
Accrued liabilities	313	213	759	994
Other liabilities	623	(383)	(451)	383

Net cash provided by operating activities	11,461	8,091	5,718	9,778

Cash flows from investing activities:
Capital expenditures	(2,276)	(3,468)	(1,605)	(740)
Cash paid for acquisitions, net of cash acquired	(1,960)	—	—	—

Net cash used in investing activities	(4,236)	(3,468)	(1,605)	(740)

Cash flows from financing activities:
Proceeds from capital contributions	18	19	19	—
Borrowings under revolving commitment, net of financing fees	4,418	9,000	6,000	4,000
Repayments on revolving commitment	(3,140)	(9,000)	(5,000)	(5,500)
Repayments on long-term debt	(2,626)	(3,250)	(1,625)	(1,625)

Net cash used in financing activities	(1,330)	(3,231)	(606)	(3,125)

Net increase in cash	5,895	1,392	3,507	5,913
Cash at beginning of year	7,086	12,981	12,981	14,373

Cash at end of year	$12,981	$14,373	$16,488	$20,286

Supplemental disclosures of cash flow information:
Cash paid during the year:
Cash paid for interest	$3,082	$2,663	$1,537	$1,399
Cash paid for taxes	170	611	399	203
Supplemental disclosures of non-cash activities:
Capital expenditures included in accounts payable	$465	$86	$178	$62

See accompanying notes to consolidated financial statements.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(1)    Organization and Summary of Significant Accounting Policies

(a)    Organization and Operations of the Company

Ichor Holdings, Ltd. and Subsidiaries (the Company) designs, develops, manufactures and distributes gas and liquid delivery subsystems and complete tool solutions purchased by capital equipment manufacturers for use in the semiconductor, light emitting diode (LED), data storage, and alternative energy markets. The Company is headquartered in Tualatin, Oregon and has operations in the United States, United Kingdom, Singapore, and Malaysia.

On December 30, 2011, Ichor Systems Holdings, LLC (Ichor Systems Holdings) consummated a sales transaction with Icicle Acquisition Holdings, LLC (Icicle), a Delaware limited liability company. Shortly after consummation of the sale transaction, Icicle Acquisition Holdings, LLC changed its name to Ichor Holdings, LLC (Ichor Holdings).

Pursuant to a Securities Purchase and Sale Agreement (the Sale Agreement), Ichor Holdings acquired 100% of the shares outstanding of Ichor Systems, Inc. (Ichor) and Precision Flow Technologies, Inc. (PFT). The acquisition did not include the operations of Mega Fluid Systems, Inc. (Mega) and Ceres Technologies, Inc. (Ceres), which were subsidiaries of Ichor Systems Holdings. See note 2 for discussion of this acquisition.

In March 2012, Ichor Holdings completed a reorganization of its legal structure, forming Ichor Holdings, Ltd., a Cayman Islands entity. Ichor Holdings, Ltd. is now the reporting entity and the ultimate parent company of the operating entities. The Company incurred $95 in professional fees during 2012 related to the legal structure reorganization, which is included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(b)    Basis of Presentation

The accompanying consolidated financial statements include the following wholly owned subsidiaries of Ichor Holdings, Ltd.:

•	FP-Ichor Ltd. (Cayman)

•	Icicle Acquisition Holding Coöperatief U.A.

•	Icicle Acquisition Holding B.V.

•	Ichor Holdings Ltd (Scotland).

•	Ichor Systems Ltd. (Scotland)

•	Ichor Holdings, LLC

•	Ichor Systems, Inc.

•	Ichor Systems Malaysia Sdn Bhd

•	Ichor Systems Singapore Pte. Ltd.

•	Precision Flow Technologies, Inc.

All intercompany balances and transactions have been eliminated in consolidation.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(c)    Unaudited Interim Financial Statements

The interim consolidated balance sheet as of June 26, 2015, the consolidated statements of operations and cash flows for the six months ended June 27, 2014 and June 26, 2015, and the consolidated statement of shareholders’ equity for the six months ended June 26, 2015 are unaudited. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of June 26, 2015 and its results of operations and cash flows for the six months ended June 27, 2014 and June 26, 2015. The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the six month periods are also unaudited. The results of operations for the six months ended June 26, 2015 are not necessarily indicative of the results to be expected for the full fiscal year or any other future periods.

(d)    Unaudited Pro Forma Shareholders’ Equity

The pro forma shareholders equity as of June 26, 2015 presents the Company’s shareholders’ equity as though the preferred shareholders elected to have all of the Company’s outstanding preferred stock converted into shares of common stock upon completion of an initial public offering (IPO) of the Company’s common stock.

(e)    Year-End

The Company uses a 52 to 53 week fiscal year ending on the last Friday of December. Fiscal 2013 and 2014 ended on December 27, 2013 and December 26, 2014, respectively, and both years included 52 weeks. The fiscal 2014 and 2015 six month periods ended on June 27, 2014 and June 26, 2015, respectively, and are based on a 52 week year.

(f)    Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods presented. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. Actual results could differ from the estimates made by management. Significant estimates include the fair value of assets and liabilities acquired in acquisitions, estimated useful lives for long-lived assets, allowance for doubtful accounts, inventory valuation, uncertain tax positions, fair value assigned to stock options granted, and impairment analysis for both definite-lived intangible assets and goodwill.

(g)    Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 605, Revenue Recognition. Product revenue is recognized when there is persuasive

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Product revenue typically is recognized at the time of shipment or when the customer takes title of the goods. All amounts billed to a customer related to shipping and handling are classified as net sales, while all costs incurred by the Company for shipping and handling are classified as cost of goods sold.

(h)    Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable, accounts payable, and long-term debt.

For the years ended December 27, 2013 and December 26, 2014 and the six months ended June 27, 2014 and June 26, 2015, the Company derived approximately 95%, 96%, 97% (unaudited) and 97% (unaudited), respectively, of its revenue from three customers. As of December 27, 2013, December 26, 2014, and June 26, 2015, those customers represented, in the aggregate, approximately 91%, 92%, and 85% (unaudited), respectively, of the consolidated accounts receivable balance.

Accounts receivable are carried at invoice price less an estimate for doubtful accounts. Payment terms vary by customer, but generally are due within 15–60 days. The Company reviews a customer’s credit history before extending credit. The Company establishes an allowance for doubtful accounts based upon the credit risk of specific customers, historical trends and other information, and totaled $140, $385 and $194 (unaudited) at December 27, 2013, December 26, 2014, and June 26, 2015, respectively. Activity related to the Company’s allowance for doubtful accounts is as follows:

Balance, December 28, 2012	$93
Charges to costs and expenses	61
Write-offs	(14)

Balance, December 27, 2013	140
Charges to costs and expenses	246
Write-offs	(1)

Balance, December 26, 2014	385
Charges to costs and expenses (unaudited)	58
Write-offs (unaudited)	(249)

Balance, June 26, 2015 (Unaudited)	$194

The Company requires collateral, typically cash, in the normal course of business if customers do not meet its criteria established for offering credit. If the financial condition of the Company’s customers were to deteriorate and result in an impaired ability to make payments, additions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded to income when received.

The Company uses qualified manufacturers to supply many components and subassemblies of its products. The Company obtains the majority of its components from a

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

limited group of suppliers. A majority of the purchased components used in the Company’s products are customer specified. An interruption in the supply of a particular component would have a temporary adverse impact on the Company’s operating results.

The Company maintains cash balances at both United States-based and foreign-based commercial banks. At various times during the year, cash balances in the United States will exceed amounts that are insured by the Federal Deposit Insurance Corporation (FDIC). The majority of the cash maintained in foreign-based commercial banks is insured by the government where the foreign banking institutions are based. Cash held in foreign-based commercial banks totaled $724, $1,128, and $1,633 (unaudited) at December 27, 2013, December 26, 2014, and June 26, 2015, respectively. No losses have been incurred at December 27, 2013, December 26, 2014, and June 26, 2015 for the amounts exceeding the insured limits.

(i)    Fair Value Measurements

The Company estimates the fair value of its financial assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date

There were no changes to the Company’s valuation techniques during the year ended December 26, 2014. The Company’s financial assets and liabilities include cash, accounts receivable, accounts payable, and debt. The Company estimates that the recorded value of its financial assets and liabilities approximates fair value as of December 27, 2013 and December 26, 2014.

The Company estimates the value of intangible assets on a nonrecurring basis based on an income approach utilizing discounted cash flows. Under this approach, the Company estimates the future cash flows from its asset groups and discounts the income stream to its present value to arrive at fair value. Future cash flows are based on recently prepared operating forecasts.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

Operating forecasts and cash flows include, among other things, revenue growth rates that are calculated based on management’s forecasted sales projections. A discount rate is utilized to convert the forecasted cash flows to their present value equivalent. The discount rate applied to the future cash flows includes a subject-company risk premium, an equity market risk premium, a beta, and a risk-free rate. As this approach contains unobservable inputs, the measurement of fair value for intangible assets is classified as Level 3.

At December 27, 2013 and December 26, 2014, the intangible assets passed the recoverability test and goodwill passed the qualitative and quantitative assessments resulting in no impairment.

(j)    Inventories

Inventories are stated at the lower of cost or market. The majority of inventory values are based upon standard costs that approximate average costs.

The Company analyzes its inventory levels and records a write-down for inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value, and inventory in excess of expected customer demand. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions, and general economic conditions.

(k)    Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Machinery	5–10 years
Leasehold improvements	Lesser of 15 years or lease term
Computer software, hardware and equipment	3–5 years
Office furniture, fixtures and equipment	5–7 years
Vehicles	5 years

Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in selling, general and administrative expenses on the consolidated statements of operations.

(l)    Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

amount of an asset (or asset group) may not be recoverable. In analyzing potential impairments, projections of future cash flows from the asset group are used to estimate fair value. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset group, a loss is recognized for the difference between the estimated fair value and the carrying value of the asset group. The projections are based on assumptions, judgments and estimates of revenue growth rates for the related business, anticipated future economic, regulatory and political conditions, the assignment of discount rates relative to risk, and estimates of terminal values.

(m)    Intangible Assets

The Company accounts for its intangible assets that have a definite life and are amortized on a basis consistent with their expected cash flows over the following estimated useful lives:

Trademarks	10 years
Customer relationships	10 years
Developed technology	7 years

(n)    Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company reviews goodwill for impairment annually on the last day of the fiscal year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company has the option to qualitatively or quantitatively assess goodwill for impairment. When quantitatively assessing goodwill for impairment, the impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. The option to qualitatively assess goodwill for impairment includes an assessment of the relevant events and circumstances including, but not limited to: macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, the amount of time that has lapsed since the last quantitative assessment, and other relevant entity-specific events. If, after assessing the totality of all events or circumstances, the Company determines that it is more likely than not that the fair value of a reporting unit is exceeds its carrying value, then the first and seconds steps of the goodwill impairment test are unnecessary. For purposes of testing goodwill for impairment, the Company has concluded it operates in one reporting unit at 2013 and 2014.

The Company performed a quantitative goodwill impairment test for fiscal 2014. In step one of the impairment test, the Company compared the fair value of invested capital to the book

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

value of invested capital for the reporting unit. Fair value of invested capital was determined by utilizing a discounted cash flow analysis and was determined to substantially exceed its carrying value. Accordingly, step two of the two-step test was not required.

The Company performed a qualitative assessment for fiscal 2013 by comparing current business, industry, and economic conditions as well as profitability and cash flow forecasts to conditions and forecasts that existed as of the Company’s prior quantitative assessment used to assess goodwill impairment for fiscal 2012. After assessing the totality of all events and circumstances, it was determined that it is more likely than not that the fair value of the reporting unit exceeds its carrying value. Accordingly the first and second steps of the impairment test were not required.

(o)    Warranty Costs

The Company’s product warranties vary by customer, but generally extend for a period of one to two years from the date of sale. Provisions for warranties are determined primarily based on historical warranty cost as a percentage of sales, adjusted for specific problems that may arise. Historical product warranty expense has not been significant.

(p)     Advertising Costs

The Company charges advertising costs to operations as incurred. Advertising costs were not significant and are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

(q)    Self-Insurance

The Company sponsors a self-insured medical plan for employees and their dependents. A third party is engaged to assist in estimating the loss exposure related to the self-retained portion of the risk associated with this insurance.

(r)    Restructuring

Liabilities related to an exit or disposal activity are recognized at fair value in the period in which they are incurred under ASC Topic 420, Exit or Disposal Cost Obligations. Costs include, but are not limited to the following: (1) one-time involuntary termination benefits to terminated employees, (2) certain contract termination costs, including operating lease termination costs, and (3) other associated costs.

(s)    Share-Based Payments

The Company records compensation expense associated with equity compensation based on the estimated fair value at the grant date. The Company uses the Black-Scholes Option Pricing Model to determine the fair value of share-based awards.

(t)    Income Taxes

The Company recognizes deferred income taxes using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense differs from the statutory rate as a result of state income taxes, permanent differences primarily consisting of goodwill impairment charges, share-based compensation and nondeductible transaction costs and a net increase in liabilities for uncertain tax positions offset in part by the impact of foreign operations and tax return to provision adjustments.

The Company files federal income tax returns, foreign income tax returns, as well as multiple state and local tax returns. The Company’s 2010, 2011, 2012, and 2013 tax returns are subject to audit by the Internal Revenue Service (IRS), state or local country taxing authority. The 2012 federal income tax return was audited by the IRS and the IRS issued a determination letter in March of 2015, which resulted in a decrease to the net operating loss carryforward of $1,275 and was recorded as a reduction in the deferred tax asset as of the year ended December 26, 2014.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the Company’s consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company recognizes interest and penalties as a component of income tax benefit.

(u)    Foreign Operations

The functional currency of the Company’s international subsidiaries located in the United Kingdom, Singapore, and Malaysia, is the U.S. dollar. Transactions denominated in currencies other than the functional currency generate foreign exchange gains and losses that are included in other (income) expense, net on the accompanying consolidated statements of operations. Substantially, all of the Company’s sales and agreements with third-party suppliers provide for pricing and payments in U.S. dollars and, therefore, are not subject to material exchange rate fluctuations. Foreign operations consist of net sales of $111,453 and $143,446 for the years ended December 27, 2013 and December 26, 2014, respectively, and $79,524 (unaudited) and $91,911 (unaudited) for the six months ended June 27, 2014 and June 26, 2015, respectively. Assets of foreign operations totaled $29,654, $38,952 and $53,027 (unaudited) at December 27, 2013, December 26, 2014 and June 26, 2015, respectively.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(v)    Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update on the financial statement presentation of unrecognized tax benefits. The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on January 1, 2014 and it was to be applied prospectively to unrecognized tax benefits that existed at the effective date with retrospective application permitted. The Company adopted the guidance on January 1, 2014. The guidance had no material impact to the Company’s financial position or results of operations in the first quarter of 2014.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The ASU is effective for the Company on January 1, 2017, with retrospective application permitted. Early application is not permitted. The Company is currently evaluating the impact of this accounting standard.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), an amendment to ASC 205, Presentation of Financial Statements. This update provides guidance on management’s responsibility in evaluating whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. The Company does not expect the adoption of ASU 2014-15 to have a material impact on its financial statements or results of operations.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015, with early adoption permitted for financial statements that have not yet been previously issued. The Company does not expect the adoption of ASU 2015-03 to have a material impact on its financial statements.

(2)    Acquisitions

(a)    Icicle Acquisition Holdings, LLC

On December 30, 2011, Ichor Systems Holdings, LLC (Ichor Systems Holdings), Ichor Systems, Inc. (Ichor) and holders of Precision Flow Technologies, Inc. (PFT) consummated a sale

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

transaction (the Acquisition) with Icicle Acquisition Holdings, LLC (Icicle), pursuant to the Sales Agreement entered into on December 30, 2011. Pursuant to the Sales Agreement, Icicle purchased 100% of Ichor Systems, Inc., and its subsidiaries in Malaysia and Singapore. Pursuant to the Sales Agreement, Icicle purchased 100% of PFT, and its subsidiary in Singapore. Icicle purchased 55% of PFT through the purchase with Ichor Systems Holdings and 45% from PFT management. Under the terms of the Sales Agreement, each Seller agreed to sell to the Buyer, all Shares owned by the Seller. Ichor and PFT, and their wholly owned subsidiaries collectively represent Ichor Holdings, Ltd. after the legal reincorporation in March 2012. The Parent was formed by the private equity fund Francisco Partners, L.P.

The aggregate purchase price was approximately $195,678 and was funded primarily through debt financings of approximately $58,668, net of financing fees as described further in note 12 and equity contributions totaling approximately $140,953 from Francisco Partners Cayman LP III, and Francisco Partners Cayman III Parallel, collectively referred to as “Francisco Partners, L.P.” The Sales Agreement included a net working capital and excess cash true-up that resulted in the Company receiving $2,299 in June 2012 and the Company acquired $1,644 in cash on-hand of Ichor and PFT on the closing date of the acquisition, both of which have been reflected as a reduction in the gross purchase price of $199,621 to arrive at the net purchase price of $195,678.

The Acquisition was accounted for as a business combination. Accordingly, the effect of the Acquisition has been included in the consolidated statement of operations subsequent to the acquisition, and the respective assets and liabilities have been recorded at their relative fair values as of December 30, 2011, which is the closing date of the Acquisition, with the excess purchase price recorded as goodwill. Goodwill was primarily attributed to assembled workforce and expected synergies resulting from the acquisition. Goodwill is not deductible for tax purposes.

The following table sets forth the fair value allocation with respect to the acquisition (in thousands):

Net tangible assets acquired, excluding cash	$10,168
Intangible assets (note 5)	76,407
Goodwill	109,103

Purchase price	$195,678

Inventories were recorded at their estimated fair value (Step-up), which represented an amount equivalent to estimated selling price less fulfillment costs and a normative selling profit. The step-up of $1,451 was charged to cost of sales as the related inventory was sold.

The Sales Agreement included a tax indemnification agreement with the sellers related to certain tax obligations arising prior to the acquisition for which the Company has the primary legal obligation. The tax indemnification asset totaling $600 was received in September 2012. The initial fair value allocation was adjusted in 2012, decreasing goodwill by $449 with a corresponding increase in deferred tax liabilities. The fair value allocation adjustment was

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

primarily a result of state income tax expense adjustments estimated at the date of acquisition compared to actual state income tax expense at the time of the income tax return filings.

The Company evaluated the fair value of leases acquired on the date of the acquisition. In some markets, the leases acquired represented below market lease rates resulting in favorable lease adjustments, while in others, there were unfavorable lease adjustments due to above market lease rates. The company recorded a favorable lease adjustment of $414 and an unfavorable lease adjustment of $320. The Company amortized $168 and $0 of the favorable and $52 and $52 of the unfavorable lease adjustments to selling, general and administrative expense during the years ended December 27, 2013 and December 26, 2014, respectively.

The acquired intangible assets consisted of Developed Technology, Trademarks, and Customer Relationships. A description of the valuation methodologies utilized in valuing these identifiable intangible assets is as follows:

Developed Technology and Trademarks—Valued using the relief from royalty method, with fair value estimated to be the present value of royalties saved because the Company owns the intangible assets and, therefore, does not have to pay a royalty for its use.

Customer Relationships—Valued using the excess-earnings method, which discounts the estimated after tax cash flows associated with the existing base of customers as of the acquisition date, factoring in expected attrition of the existing customer base.

The fair value of definite-lived intangible assets for the acquisition consisted of the following on the date of acquisition:

	Estimated useful life (years)	Acquisition date fair value
Trademark	10	$9,690
Customer relationships	10	38,617
Developed technology	7	28,100

Total intangible assets		$76,407

(b)    Semi Scenic Holdings Limited

On April 13, 2012, the Company entered into a stock purchase agreement to acquire 100% of the outstanding shares of Semi Scenic UK Limited, a Scottish-based engineering service provider to semiconductor equipment and device manufacturers. The total purchase price, net of cash acquired, was $8,213, including $150 of contingent consideration. The Company paid $6,640 at closing, and an additional $1,960 in 2013. Funding of the purchase price was provided as follows: $5,000 was from an amendment of the Company’s existing revolving facility that allowed for a $5,000 over-advance provision funded at the closing of the acquisition and the remainder was paid in cash. The $5,000 over-advance provision reduces by $1,000 per quarter beginning July 1, 2012. The Company acquired $537 in cash on-hand.

The stock purchase agreement provides for contingent consideration to be paid to the seller if defined financial targets are achieved in fiscal years 2013 through 2015. The contingent

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

consideration will be determined as 10% of the EBITDA amount in excess of $2,500 for each fiscal year. EBITDA shall be adjusted for certain items as defined in the stock purchase agreement. The fair value of the contingent consideration measured on the date of closing totaled $150, and is included in other long-term liabilities on the accompanying consolidated balance sheets at December 27, 2013 and December 26, 2014. No contingent consideration was earned or paid for fiscal years 2013 and 2014.

The acquisition was accounted for as a business combination. Accordingly, the effect of the acquisition has been included in the consolidated statements of operations subsequent to the acquisition, and the respective assets and liabilities have been recorded at their relative fair values with the excess purchase price recorded as goodwill. Goodwill was primarily attributed to assembled workforce and expected synergies resulting from the acquisition. Goodwill is not deductible for tax purposes.

The following table sets forth the fair value allocation with respect to the acquisition (in thousands):

Net tangible assets and liabilities acquired, excluding cash	$(1,044)
Intangible assets—Customer relationships	3,940
Goodwill	5,317

Purchase price	$8,213

The acquired intangible asset consisted solely of customer relationships. The customer relationships were valued using the excess-earnings method, which discounts the estimated after tax cash flows associated with the existing base of customers as of the acquisition date, factoring in expected attrition of the existing customer base. The customer relationships acquired will be amortized over 10 years.

Fees and expenses related to the Acquisition were $137 and $0 during the years ended December 27, 2013 and December 26, 2014, respectively, and are recorded on the accompanying consolidated statements of operations as selling, general and administrative expenses. Transaction expenses primarily consisted of financial advisory fees, legal and other professional services fees.

(3)    Inventory

Inventory consists of the following:

	December 27, 2013	December 26, 2014	June 26, 2015
			(Unaudited)
Raw materials	$23,088	34,851	30,167
Work in process	15,195	15,625	24,433
Finished goods	2,628	2,560	5,958

Inventory	$40,911	53,036	60,558

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(4)    Property and Equipment

Property and equipment consist of the following:

	December 27, 2013	December 26, 2014	June 26, 2015
			(Unaudited)
Machinery	$3,170	3,484	3,565
Leasehold improvements	8,055	10,574	11,042
Computer software, hardware and equipment	2,065	2,338	2,906
Construction-in-process	833	816	378
Office furniture, fixtures and equipment	362	362	384
Vehicles	21	21	8

	14,506	17,595	18,283
Less accumulated depreciation	(3,994)	(6,736)	(8,195)

Property and equipment, net	$10,512	10,859	10,088

Depreciation expense for the years ended December 27, 2013 and December 26, 2014 and for the six months ended June 27, 2014 and June 26, 2015 was $2,320, $2,742, $1,353 (unaudited) and $1,487 (unaudited), respectively.

(5)    Goodwill and Intangible Assets

Definite-lived intangible assets consist of the following:

	December 27, 2013
	Remaining weighted average useful life (years)	Gross value	Accumulated amortization	Impairment charge	Carrying amount
Trademarks	8	$9,690	(1,938)	—	7,752
Customer relationships	8	42,557	(7,282)	(9,816)	25,459
Developed technology	5	28,100	(6,763)	(7,590)	13,747

		$80,347	(15,983)	(17,406)	46,958

	December 26, 2014
	Remaining weighted average useful life (years)	Gross value	Accumulated amortization	Impairment charge	Carrying amount
Trademarks	7	$9,690	(2,907)	—	6,783
Customer relationships	7	42,557	(10,450)	(9,816)	22,291
Developed technology	4	28,100	(9,512)	(7,590)	10,998

		$80,347	(22,869)	(17,406)	40,072

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

	June 26, 2015 (unaudited)
	Remaining weighted average useful life (years) (Unaudited)	Gross value	Accumulated amortization	Impairment charge	Carrying amount
Trademarks	7	$9,690	(3,388)	—	6,302
Customer relationships	7	42,557	(12,036)	(9,816)	20,705
Developed technology	4	28,100	(10,888)	(7,590)	9,622

		$80,347	(26,312)	(17,406)	36,629

Amortization expense totaled $6,886 and $6,886 during the years ended December 27, 2013 and December 26, 2014, respectively and $3,443 (unaudited) and $3,443 (unaudited) during the six months ended June 27, 2014 and June 26, 2015, respectively.

The weighted average amortization period for all intangible assets as of December 26, 2014 was 6.1 years. Future projected annual amortization expense consists of the following for each of the next five fiscal years and thereafter:

2015	$6,886
2016	6,886
2017	6,886
2018	6,886
2019	4,137
Thereafter	8,391

$40,072

The following tables present the changes to goodwill during the years ended December 27, 2013, December 26, 2014, and June 26, 2015:

	Balance, December 28, 2012	Acquisitions	Impairment	Tax adjustment	Balance, December 27, 2013
Goodwill	$70,015	—	—	—	70,015

	Balance, December 27, 2013	Acquisitions	Impairment	Tax adjustment	Balance, December 26, 2014
Goodwill	$70,015	—	—	—	70,015

	Balance, December 26, 2014	Acquisitions	Impairment	Tax adjustment	Balance, June 26, 2015
					(Unaudited)
Goodwill	$70,015	—	—	—	70,015

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(6)    Restructuring

In 2013 and 2014, the Company initiated restructuring plans that included personnel reductions, lease terminations, and facility closures. The restructuring plan was initiated to eliminate excess capacity and idle assets within the Company’s facilities, in addition to reducing redundant personnel.

Accrued restructuring liabilities are included in accrued liabilities on the accompanying consolidated balance sheets. The following table summarizes the restructuring activities during the years ended December 27, 2013, December 26, 2014, and the six months ended June 26, 2015:

	Employee severance and related costs	Facilities, leases, and related exit costs	Total
Accrued restructuring as of December 28, 2012	$56	705	761
Expenses and adjustments	15	685	700
Property and equipment write-off	—	(501)	(501)
Payments made	(71)	(624)	(695)

Accrued restructuring as of December 27, 2013	—	265	265
Expenses and adjustments	107	307	414
Payments made	(9)	(572)	(581)

Accrued restructuring as of December 26, 2014	98	—	98

Expenses and adjustments (unaudited)	—	63	63
Payments made (unaudited)	(14)	(63)	(77)

Accrued restructuring as of June 26, 2015 (Unaudited)	$84	—	84

The remaining accrued employee severance costs will be paid in 2015.

(7)    Commitments and Contingencies

(a)    Operating Leases

The Company leases offices under various operating leases expiring through 2024. The Company is responsible for utilities and its proportionate share of operating expenses under the facilities’ leases. The Company recognizes escalating lease payments on a straight-line basis over the lease term. Rent expense for the years ended December 27, 2013 and December 26, 2014 was $3,158 and $3,146, respectively. Future minimum lease payments for noncancelable operating leases as of December 26, 2014 are as follows:

2015	$3,425
2016	3,409
2017	3,366
2018	1,113
2019	325
Thereafter	1,213

$12,851

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(b)    Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. The ultimate resolution of these actions is not expected to have a material adverse effect on the Company’s financial position or results of operations.

(c)    Purchase Commitments

At December 26, 2014 and June 26, 2015, the Company has purchase orders outstanding for raw materials and component parts totaling $47,954 and $43,383, (unaudited) respectively.

(8)    Income Taxes

Income before income tax benefit was as follows:

	Year ended December 27, 2013	Year ended December 26, 2014	Six Months Ended June 27, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
United States	$(9,532)	(13,709)	(7,053)	(4,852)
Foreign	9,741	14,019	8,769	12,486

Income before income tax benefit	$209	310	1,716	7,634

Significant components of income taxes consist of the following:

	Year ended December 27, 2013	Year ended December 26, 2014	Six Months Ended June 27, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
Current:
Federal	$103	(544)	(322)	(627)
State	222	95	60	54
Foreign	(28)	786	516	745

Total current tax expense	297	337	254	142

Deferred:
Federal	(2,637)	(5,373)	(2,454)	(1,689)
State	(179)	(742)	(271)	(217)
Foreign	(28)	(80)	(69)	7

Total deferred tax benefit	(2,844)	(6,195)	(2,794)	(1,899)

Total income tax benefit	$(2,547)	(5,858)	(2,540)	(1,757)

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax benefit consist of the following:

	Year ended December 27, 2013	Year ended December 26, 2014	Six Months Ended June 27, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
Effective rate reconciliation:
U.S. federal tax (benefit) expense	$73	108	601	2,672
State income taxes, net	33	(315)	(106)	(109)
Permanent items	579	84	821	50
Foreign rate differential	(1,716)	(2,492)	(1,549)	(2,230)
Tax holidays	(1,692)	(2,279)	(1,396)	(1,996)
U.S. impact of foreign operations	547	—	—	—
Credits	(552)	(986)	(649)	(168)
Tax contingencies	(15)	(142)	(241)	(494)
Withholding tax	220	465	205	439
Other, net	(24)	(301)	(226)	79

Income tax benefit	$(2,547)	(5,858)	(2,540)	(1,757)

Deferred income tax assets and liabilities consist of the following as of:

	December 27, 2013	December 26, 2014	June 26, 2015
			(Unaudited)
Current deferred tax assets:
Inventory	$1,347	2,535	2,596
Stock compensation	301	—	—
Accrued payroll	523	461	917
Other assets	258	299	584

Total current deferred tax assets	2,429	3,295	4,097
Current deferred tax liabilities:
Other current liabilities	(25)	(99)	(176)

Total current deferred tax assets	2,404	3,196	3,921

Noncurrent deferred tax assets:
Net operating loss carryforwards	1,508	2,987	2,390
Transaction costs	391	350	297
Tax credits	707	2,302	2,578
Other assets	222	604	699

Total noncurrent deferred tax assets	2,828	6,243	5,964

Noncurrent deferred tax liabilities:
Intangible assets	(15,957)	(13,487)	(12,368)
Property, plant and equipment	(686)	(326)	(84)
Other liabilities	65	(777)	(685)

Total noncurrent deferred tax liabilities	(13,750)	(8,347)	(7,173)

Net deferred tax liability	$(11,346)	(5,151)	(3,252)

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

At June 26, 2015, the Company had federal and state net operating loss carryforwards of $6,851 (unaudited) and $4,939 (unaudited), respectively. The federal and state net operating loss carryforwards, if not utilized, will begin to expire in 2031 and 2016, respectively. The foreign net operating loss carryforwards were utilized in 2012. In connection with the Sales Agreement, the sellers retained the rights to certain net operating loss carryforwards, which totaled $2,914. The estimated net refund related to these net operating loss carryovers of $1,019 was recorded as a receivable on the date of acquisition, with a corresponding liability recorded for the same amount. The majority of these net operating loss refunds were received during 2012.

At June 26, 2015, the Company had federal and state research and development credits of $978 (unaudited) and $233 (unaudited), respectively. The federal and state research and development credits, if not utilized, will begin to expire in 2022 and 2017, respectively. Additionally, the Company had foreign tax credits of $1,355 (unaudited), which if not utilized, will begin to expire in 2022.

The Company has recognized a deferred tax liability of $424 on the undistributed earnings of the Company’s foreign subsidiaries as these earnings are not considered to be indefinitely reinvested.

The Company was granted a tax holiday for its Singapore operations effective in 2011. The tax holiday is subject to certain conditions, which are required to be met by March 31, 2017. As of December 26, 2014, the Company is in compliance with certain conditions, with the exception of the headcount requirement, which the Singapore taxing authority granted a waiver. For the remaining conditions, the Company intends to be in compliance with the conditions specified by March 31, 2017. The net impact to the tax holiday in Singapore as compared to the Singapore statutory rate was a benefit of $1,810, $2,362, and $2,011 (unaudited) for the years ending December 27, 2013, December 26, 2014, and the six months ending June 26, 2015, respectively. The Company’s income tax fluctuates based on the geographic mix of earnings and is calculated quarterly based on actual results as per ASC 740-270.

As of June 26, 2015, the Company has recognized $771 (unaudited) of unrecognized tax benefits in long-term liabilities and $132 (unaudited) of unrecognized tax benefits in noncurrent deferred tax liabilities on the accompanying consolidated balance sheet. If recognized, $767 (unaudited) of this amount would impact the Company’s effective tax rate. It is reasonably possible that the Company’s uncertain tax positions, including interest and penalties, could decrease by approximately $400 within the next twelve months due to the expiration of statutes of limitations.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at December 28, 2012	$1,838
Increase in tax positions for current year	69
Increase in tax positions for prior period	81
Decrease in tax positions for prior period	(213)

Balance at December 27, 2013	1,775
Increase in tax positions for current year	111
Increase in tax positions for prior period	132
Decrease in tax positions for prior period	(633)

Balance at December 26, 2014	1,385
Increase in tax positions for current period (unaudited)	51
Decrease in tax positions for prior period (unaudited)	(533)

Balance at June 26, 2015 (unaudited)	$903

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense. The Company’s three major filing jurisdictions are the United States, Singapore and Malaysia. The Company is no longer subject to US Federal examination for tax years ending before 2011, to state examinations before 2010, or to foreign examinations before 2009.

(9)    Employee Benefit Programs

(a)    401(k) Plan

The Company sponsors a 401(k) plan available to employees of its United States-based subsidiaries. Participants may make salary deferral contributions not to exceed 50% of a participant’s compensation in a plan year or the maximum amount otherwise allowed by law. Eligible employees receive a discretionary matching contribution equal to 50% of each participant’s deferral, up to an annual maximum of two thousand five hundred dollars. For the years ended December 27, 2013 and December 26, 2014, and for the six months ending June 27, 2014 and June 26, 2015, matching contributions were made totaling $307, $321, $216 (unaudited) and $222 (unaudited), respectively.

(b)    Medical Insurance

The Company sponsors a self-insured group medical insurance plan for its U.S. employees and their dependents. The self-insured plan is designed to provide a specified level of coverage, with stop-loss coverage provided by a commercial insurer, in order to limit the Company’s exposure. For the years ended December 27, 2013 and December 26, 2014 and for the six months ending June 27, 2014 and June 26, 2015, expense incurred related to this plan was $2,901, $1,894, $1,168 (unaudited) and $945 (unaudited), respectively.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

(10)    Credit Facilities

(a)    Credit Facility

On December 30, 2011, the Company and its subsidiaries executed a $75,000 senior secured credit facility, as amended (the Facility), with a syndicate of lenders. The Facility consists of two term loans and a revolving commitment with a letter of credit subfacility. The Company must pay a commitment fee equal to 0.375% per annum on the unused portion of the Facility. The Company recorded $1,332 in debt financing fees associated with the Facility, and is amortizing this balance over the term of the Facility to interest expense. The Facility is secured by all tangible and intangible assets of the Company.

The Facility contains prepayment provisions in the event of certain actions, including but not limited to, a qualifying initial public offering, new indebtedness, and proceeds from asset sales and upon earning excess cash flows, as defined in the Facility agreement. The Facility contains customary representations, warranties and covenants.

The Company was out of compliance with certain financial covenants as of the quarter ending March 31, 2013. The Company amended the Facility in June 2013 and obtained a waiver of default for covenant violations for the period ending March 31, 2013.

The waiver also included adjusted financial covenants for future periods as follows:

•	A minimum consolidated fixed charge coverage ratio for fiscal quarters ending in June 2013 and thereafter, calculated from trailing periods as follows:

Measurement period (trailing period tested)	Minimum ratio
June 2013 (three-month trailing)	1.10:1.00
September 2013 (six-month trailing)	1.10:1.00
December 2013 (nine-month trailing)	1.10:1.00
March 2014 (twelve-month trailing)	1.15:1.00
June 2014 (twelve-month trailing)	1.20:1.00
September 2014 (twelve-month trailing)	1.25:1.00

•	A maximum consolidated leverage ratio for fiscal quarters ending in June 2014 and thereafter, as follows:(1)

Measurement period (quarterly measurement)	Maximum leverage
June 2014	2.00:1.00
September and December 2014	1.75:1.00
2015 (each fiscal quarter)	1.50:1.00
2016 (each fiscal quarter)	1.25:1.00
Thereafter	1.25:1.00

(1)	Applies to Term Loan A and revolving commitment only

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

•	A minimum adjusted quick ratio for months ending in April 2013 and thereafter, as follows:

Measurement period (monthly measurement)	Adjusted quick ratio
April—May 2013	0.30:1.00
June 2013	0.40:1.00
July—August 2013	0.30:1.00
September 2013	0.45:1.00
October—November 2013	0.35:1.00
December 2013	0.50:1.00
January—February 2014	0.35:1.00
March 2014	0.50:1.00
April—May 2014	0.35:1.00

The components and terms of the Facility are as follows:

(b)    Term Loan A

The Company may borrow up to $15,000 under Term Loan A. Interest is charged at either the ABR rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The ABR rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) 4.0%. The applicable margin on ABR rate loans and Eurodollar rate loans is 2.5% and 5.0%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans. The Company borrowed the full amount of Term Loan A on December 30, 2011 under the Eurodollar rate (6.25% at December 26, 2014).

Term Loan A is due in quarterly installments beginning on June 30, 2012, and each calendar quarter thereafter. Quarterly payments in 2013 and each year thereafter total $375 with a maturity date of December 30, 2016 at which time all unpaid principal and interest is due. The Company may prepay at any time Term Loan A, in whole or in part, without a prepayment premium.

(c)    Term Loan B

The Company may borrow up to $35,000 under Term Loan B. Interest is charged at either the ABR rate or the Eurodollar rate at the option of the Company, plus an applicable margin. The ABR rate is equal to the higher of i) the Prime Rate, ii) the Federal Funds Effective rate plus 0.5%, or iii) 4.0%. The applicable margin on ABR rate loans and Eurodollar rate loans is 0.5% and 3.0%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans. The Company borrowed the full amount of Term Loan B on December 30, 2011 under the Eurodollar rate (4.25% at December 26, 2014). Francisco Partners, a majority member of the Company, has provided a limited guarantee for the full amount of the Term Loan B.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

Term Loan B is due in quarterly installments of $438 beginning March 31, 2013, and each calendar quarter thereafter. The maturity date of Term Loan B is December 30, 2016, at which time any unpaid principal and interest on Term Loan B is due. The Company may prepay at any time Term Loan B, in whole or in part, without a prepayment premium.

(d)    Revolving Commitment

The Company may borrow up to $25,000 under a revolving commitment, with a maturity date of December 30, 2016. The Facility allows for letters of credit to be issued as a sublimit under the revolving commitment. Borrowings under the revolving commitment cannot exceed the lesser of i) the total revolving commitment of $25,000 or ii) the borrowing base in effect at such time. The revolving commitment bears interest at either the ABR rate or Eurodollar rate at the option of the Company, plus an applicable margin. The applicable margin on ABR rate loans and Eurodollar rate loans is 0.5% and 3.0%, per annum, respectively. Interest payments on the outstanding principal balance are due monthly if borrowings are under the ABR rate. Interest payments are due on the last day of the applicable interest period under Eurodollar rate loans. The Company has borrowings outstanding at December 27, 2013 and December 26, 2014 totaling $12,000 and $12,000, respectively, under the weighted Eurodollar rate (4.25% at December 26, 2014).

The maximum borrowing base under the revolving commitment is based on eligible accounts receivable and eligible inventory, as defined in the agreement. Under the Facility, the Company is able to borrow a maximum of $3,000 under a swingline loan. The borrowing availability under the swingline loan is a sublimit to the revolving commitment. Swingline loans bear interest at the ABR Rate plus 0.5%, per annum. The Company had $0 outstanding under the swingline loan at December 27, 2013 and December 26, 2014. The Company had $7,506 and $7,027 available under the Revolving Commitment at December 27, 2013 and December 26, 2014, respectively, based on the calculated borrowing base.

The following table summarizes the aggregate maturities under the Facility as of December 26, 2014:

2015	3,250
2016	52,000

$55,250

(11)    Shareholders’ Equity

In connection with the legal reorganization in March 2012, the Company is now governed under their adopted articles of association. In connection with the acquisition on December 30, 2011, a total of 142,728,221 shares of preferred stock were issued with an original issuance price of $1.00 per share.

At December 26, 2014, the Company has authorized 250,000,000 shares of common stock with a par value of $0.0001 per share. There are 150,000,000 shares of preferred stock authorized with a par value of $0.0001 per share.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

The preferred stock maintains the following characteristics:

Conversion—The holders of preferred stock may convert to common stock at any time at the option of the holder, and the preferred stock will automatically convert to common stock upon a majority vote of the holders of preferred stock. The conversion price is equal to the ratio of the original issuance price ($1.00 at December 26, 2014) divided by the conversion price. The original issuance price is equal to the conversion price at June 26, 2015, and therefore, the preferred stock converts to common stock on a one-for-one basis.

Liquidation preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the preferred stock holders are entitled to receive an amount per share equal to the greater of (i) The original issuance price plus any dividends declared but unpaid or (ii) an amount per share that would have been payable assuming conversion to common stock immediately prior to a liquidation event. Any remaining assets of the Company after the initial liquidation preference will be made to the common stock holders on a pro rata basis. If the assets of the Company are not sufficient for the full liquidation preference, the holders will share in any distribution on a pro rata basis.

Voting—Preferred shareholders have voting rights based on the number of shares of common stock into which the preferred shares can convert.

Dividends—Preferred shareholders are entitled to receive dividends when and if declared by the Board of Directors.

(12)    Related-Party Transactions

On January 10, 2011, PFT entered into a sublease agreement with Precision Flow Inc., which is majority owned by a member of the board of directors of the Company. During the years ended December 27, 2013 and December 26, 2014 and for the six months ending June 27, 2014 and June 26, 2015, PFT paid $852 , $975, $464 (unaudited) and $574 (unaudited), respectively, in sublease rent to Precision Flow Inc. The sublease agreement between PFT and Precision Flow Inc. expires February 28, 2018.

During 2013, the Company provided professional services to Mega, an entity owned by a member of the board of directors of the Company. Fees received for the services of $48 were recorded as an offset to selling, general and administrative expenses in the accompanying consolidated statements of operations. The company provided no professional service to Mega in 2014 or 2015. The Company had accounts receivable outstanding from Mega totaling $22 and $0 at December 27, 2013 and December 26, 2014, respectively.

The Company had purchases totaling $1,838, $1,556, $924 (unaudited) and $552 (unaudited) from Ceres, an entity owned by a member of the board of directors of the Company, during the years ended December 27, 2013 and December 26, 2014, and the six months ending June 27, 2014 and June 26, 2015, respectively. Outstanding accounts payable to Ceres at December 27, 2013, December 26, 2014 and June 26, 2015 totaled $240 , $111 and $214 (unaudited), respectively.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

The Company has received engineering services from Vignani. Vignani is a subsidiary of Foliage, Inc. The Chairman of the Company’s board of directors is on the board of directors of Foliage, Inc. Fees incurred for the services were $493, $889, $425 (unaudited) and $533 (unaudited) during the years ended December 27, 2013 and December 26, 2014, and the six months ending June 27, 2014 and June 26, 2015, respectively. Outstanding accounts payable to Vignani at December 27, 2013, December 26, 2014 and June 26, 2015 totaled $155, $146 (unaudited) and $201 (unaudited), respectively.

The Company received consulting services from Francisco Partners Consulting, LLC totaling $324 and $580 during the years ended December 27, 2013 and December 26, 2014, respectively, and had a total of $0 outstanding in accounts payable to Francisco Partners Consulting, LLC at December 27, 2013 and December 26, 2014, respectively. The Company received consulting services from Francisco Partners Consulting, LLC totaling $293 (unaudited) and $148 (unaudited) during the six months ended June 27, 2014 and June 26, 2015, respectively, and had a total of $448 (unaudited) outstanding in accounts payable to this party as of June 26, 2015.

The Company also received consulting and advisory services from Francisco Partners Management, L.P. pursuant to a Master Services Agreement (“MSA”). This MSA provides that the Company will reimburse Francisco Partners Management, L.P. for reasonable out-of-pocket expenses incurred in connection with providing the Company consulting and advisory services and pay an annual advisory fee equal to $1,500 per fiscal year. However, Francisco Partners Management, L.P. has waived payment of all such out-of-pocket fees and advisory fees for 2013, 2014 and the six months ended June 26, 2015.

On August 26, 2014, the Company entered into a Separation and Release Agreement, or the “Separation Agreement,” with the former CEO in connection with the termination of his employment with the Company. Pursuant to the terms of the Separation Agreement, (1) the former CEO’s employment with the Company was terminated effective as of August 12, 2014, (2) the former CEO did not receive any severance or other benefits from the Company following his termination date, (3) all equity securities of the Company owned, directly or indirectly, by the former CEO, including vested and unvested stock options, were transferred to the Company, (4) the former CEO agreed to reimburse the Company $1,254, (5) the former CEO agreed to a three-year noncompetition covenant and a three-year nonsolicitation covenant covering employees, contractors, customers, vendors and other business relations, (6) the former CEO agreed to continue complying with the confidentiality and intellectual property assignment agreement previously entered into in connection with his employment, (7) the former CEO agreed to a general release of claims against the Company and (8) the parties agreed to a mutual nondisparagement covenant.

In fiscal 2013 and 2014, the Company paid two entities owned by the Company’s former chief executive officer for various services performed at the direction of the former CEO. The Company included the amounts paid of $327 and $173, in selling, general and administrative expenses on the accompanying consolidated statements of operations, associated with these entities in 2013 and 2014, respectively. No payments were made to these entities after June 30, 2014, and the Company’s relationship with these entities has terminated.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

Certain travel and entertainment expenses were reimbursed to our former chief executive officer in contravention of our travel reimbursement policy. We paid $588 and $324 to the former chief executive officer in fiscal 2013 and 2014, respectively. These amounts were repaid to the Company in the third fiscal quarter of 2014 as part of the reimbursement of $1,254.

(13)    Share-Based Compensation

On March 16, 2012, the Company adopted the Ichor Holdings Ltd. 2012 Equity Incentive Plan (Incentive Plan). Under the Incentive Plan, the Company can grant either restricted stock awards or stock options to employees, directors and consultants. The Board of Directors initially authorized the issuance of 21,000,000 stock options or restricted stock awards under the Incentive Plan. On October 25, 2013, the Board of Directors authorized the issuance of an additional 4,000,000 stock options or restricted stock awards under the Incentive Plan. Canceled or expired stock options or restricted stock awards are returned to the Incentive Plan pool for future grants.

Stock options granted under the Incentive Plan have a term of seven years. Vesting generally occurs 25% on the first anniversary of the date of grant, and quarterly thereafter. Share-based compensation for stock options recorded under the Incentive Plan totaled $475, $854, $464 (unaudited) and $414 (unaudited) for the years ended December 27, 2013 and December 26, 2014 and the six months ended June 27, 2014 and June 26, 2015, respectively. Approximately $2,162 in share-based compensation costs related to stock option awards outstanding at December 26, 2014 is expected to be recognized over a weighted average period of 3.1 years, and will be adjusted for subsequent changes in forfeitures.

In 2014, the Company granted 1,738,787 stock options to an executive that vest upon the sale of the Company, completion of an initial public offering, or achievement of specific performance objectives. No share-based compensation has been recognized for these options as the performance condition has not been met. If the performance conditions are met, we would immediately recognize $637 in share-based compensation costs.

In 2014, the Company granted 3,288,181 stock options to certain executives that vest ratably over a four year term. The grants include a special vesting provision that provides that 50% of unvested options vest in the event of a sale of the Company, defined as either a transaction or series of related transactions in which a person, or a group of related persons, acquires through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, (i) more than 50% of either (a) the voting power or (b) right to elect the directors of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company or (ii) all or substantially all, including via license, transfer, lease or leaseback of the business or assets of the Company. If a sale of the Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $556 in share-based compensation costs. The Company used the Black-Scholes option-pricing model to value the awards on the date of grant. The Company uses the simplified method to estimate the expected term of its share-based awards for all periods, as the Company did not have sufficient history to estimate the

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

weighted average expected term. The risk-free interest rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. Estimated volatility for the years ended December 27, 2013 and December 26, 2014 is based on historical volatility of similar entities whose share prices are publicly traded.

The table below sets forth the assumptions used on the date of grant for estimating the fair values of options during the years ended December 27, 2013 and December 26, 2014:

	Year ended December 27, 2013	Year ended December 26, 2014
Weighted average expected term (years)	5	5
Risk-free interest rate	1.30%	1.65%
Dividend yield	—	—
Volatility	60.6	45.5

The following table summarizes the Company’s stock option activity for the years ended December 27, 2013 and December 26, 2014, and the six months ended June 26, 2015:

Options outstanding	Options	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 28, 2012	16,348,314	$1.38	6.20
Granted	4,840,871	1.17	—
Canceled	(124,480)	1.00	—

Balance at December 27, 2013	21,064,705	1.33	5.58
Granted	5,441,900	1.00	—
Canceled	(6,784,134)	1.74	—

Balance at December 26, 2014	19,722,471	1.10	5.21
Granted (unaudited)	—	—	—
Canceled (unaudited)	(1,721,967)	1.23	—

Balance at June 26, 2015 (unaudited)	18,000,504	$1.09	4.78

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

A summary of the status of the Company’s unvested options for the years ended December 27, 2013 and December 26, 2014 and the six months ended June 26, 2015 is presented below:

	Options	Weighted average grant date fair value
Nonvested at December 28, 2012	16,348,314	$0.09
Granted	4,840,871	0.30
Vested	(7,121,267)	0.09
Forfeited	(124,480)	0.11

Nonvested at December 27, 2013	13,943,438	0.17
Granted	5,441,900	0.36
Vested	(2,188,766)	0.37
Forfeited	(6,784,134)	0.11

Nonvested at December 26, 2014	10,412,438	0.28
Granted (unaudited)	—	—
Vested (unaudited)	(1,580,199)	0.16
Forfeited (unaudited)	(125,958)	0.11

Nonvested at June 26, 2015 (unaudited)	8,706,281	$0.31

The Company had 7,121,267, 9,310,033 and 9,293,602 (unaudited)options exercisable as of December 27, 2013, December 26, 2014 and June 26, 2015, respectively. As of June 26, 2015, the these options had a weighted average remaining contractual life of 4.0 years (unaudited) and a weighted average exercise price of $1.13 (unaudited) per share.

The Company granted restricted stock awards to two executives during 2013 and 2014. The restricted stock awards have been valued as of the date of grant, and the Company is recognizing compensation expense for the fair value of the award over the related vesting period. In 2014, the Company granted 968,451 restricted stock awards that vest upon sale of the Company or completion of an initial public offering. No share-based compensation costs have been recognized for these restricted shares as the performance conditions have not been met. If the restricted share performance conditions are met, the Company would immediately recognize $891 in share-based compensation costs.

In 2014, the Company granted 724,509 restricted stock awards that vest ratably over a four year term. The grant includes a special vesting provision that provides that 50% of the unvested grant vests in the event of a sale of the Company, defined as either a transaction or series of related transactions in which a person, or a group of related persons, acquires through sale, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, (i) more than 50% of either (a) the voting power or (b) right to elect the directors of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company or (ii) all or substantially all, including via license, transfer, lease or leaseback of the business or assets of the Company. If a sale of the

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

Company occurs, depending on the timing of such sale, the Company would accelerate the recognition of up to $309 in share-based compensation costs. A summary of the status of the Company’s unvested restricted shares for the years ended December 27, 2013 and December 26, 2014 and the six months ended June 26, 2015 is presented below:

	Restricted stock	Weighted average grant date fair value
Nonvested at December 28, 2012	—	$—
Granted	480,566	0.73
Vested	—	—
Forfeited	—	—

Nonvested at December 27, 2013	480,566	0.73
Granted	1,692,960	0.92
Vested	(180,212)	0.73
Forfeited	—	—

Nonvested at December 26, 2014	1,993,314	0.89
Granted (unaudited)	—	—
Vested (unaudited)	(60,071)	0.73
Forfeited (unaudited)	—	—

Nonvested at June 26, 2015 (unaudited)	1,933,243	$0.90

Share-based compensation related to restricted shares totaled $21, $158, $66 (unaudited) and $127 (unaudited) for the years ended December 27, 2013 and December 26, 2014 and the six months ended June 27, 2014 and June 26, 2015, respectively. Approximately $837 in share-based compensation costs related to restricted shares outstanding at December 26, 2014 is expected to be recognized over a weighted average period of 3.4 years, and will be adjusted for subsequent changes in forfeitures.

(14)    Net Income and Unaudited Pro Forma Net Income Per Share Attributable to Common Shareholders

Basic and diluted net income per share attributable to common shareholders is presented in conformity with the two-class method required for participating securities. The Company considers its convertible preferred stock to be a participating security as the convertible preferred stock participates in dividends with the common shareholders, when and if declared by the board of directors. In the event a dividend is paid on common stock, the holders of preferred stock are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis). The convertible preferred stock does not participate in losses incurred by the Company. In accordance with the two-class method, earnings allocated to these participating securities and the related number of outstanding shares of the participating securities, which include contractual participation rights in undistributed earnings, have been excluded from the computation of basic and diluted net income per share attributable to common shareholders.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

Under the two-class method, net income attributable to common shareholders after deduction of preferred stock dividends, if any, is determined by allocating undistributed earnings between the common stock and the participating securities based on their respective rights to receive dividends. In computing diluted net income attributable to common shareholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per share attributable to common shareholders is computed by dividing net income attributable to common shareholders by the weighted-average number of common sthares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. Diluted net income per share attributable to common shareholders is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding, including all potentially dilutive common shares, if the effect of each class of potential shares of common stock is dilutive.

The following table sets forth the computation of the Company’s basic and diluted net income per share attributable to common shareholders and a reconciliation of the numerator and denominator used in the calculation:

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
Numerator:
Net income, as reported	$2,756	$6,168	$4,256	$9,391
Undistributed net income attributed to preferred shareholders	(2,756)	(6,165)	(4,256)	(9,378)

Net income, attributable to common shareholders	—	3	—	13

Denominator:
Weighted average common shares outstanding	—	67,663	667	195,397
Dilutive effect of restricted stock awards	3,466	80,694	121,112	168,788

Weighted average number of shares used in diluted per share calculation	3,466	148,357	121,779	364,185

Net income per common share:
Basic	$—	$0.04	$—	$0.07
Diluted	$—	$0.02	$—	$0.04
Preferred shares considered participating securities	142,728,221	142,728,221	142,728,221	142,728,221

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share attributable to common shareholders for the periods presented because including them would have been antidilutive:

	Year Ended		Six Months Ended
	December 27, 2013	December 26, 2014	June 27, 2014	June 26, 2015
			(Unaudited)
Options to purchase common stock	21,064,705	19,722,471	21,023,212	18,000,504

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common shareholders for the year ended December 26, 2014 and the six months ended June 26, 2015:

	Year Ended December 26, 2014	Six Months Ended June 26, 2015
		(Unaudited)
Net income	$6,168	$9,391

Weighted average common stock outstanding	67,663	195,397
Assumed vesting of restricted stock	968,451	968,451
Assumed conversion of convertible preferred stock	142,728,221	142,728,221
Assumed shares sold at offering price	—	—

Weighted average number of shares used in computing pro forma net income per share—basic and diluted	143,764,335	143,892,069
Basic	$0.04	$0.07

Diluted	$0.04	$0.07

(15)    Segment Information

The Company’s Chief Operating Decision Maker (CODM), the Chief Executive Officer, reviews the Company’s results of operations on a consolidated level and executive staff is structured by function rather than by product category. Therefore, the Company operates in one operating segment. Key resources, decisions, and assessment of performance are also analyzed on a company-wide level.

The Company’s foreign operations are conducted primarily through its wholly owned subsidiaries in Singapore and Malaysia. The Company’s principal markets include North America, Asia and, to a lesser degree, Europe. Sales by geographic area represent sales to unaffiliated customers.

ICHOR HOLDINGS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 27, 2013 and December 26, 2014 (audited) and June 26, 2015 (unaudited)

(In thousands, except number of shares and per share data)

The following table summarizes the revenue by product group:

	Year Ended December 27, 2013	Year Ended December 26, 2014	Six Months Ended June 27, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
Gas delivery subsystems	$201,541	224,094	124,296	134,873
Systems integration	58,744	65,047	29,068	44,769
Refurbished tools	7,951	13,445	5,758	8,740
Chemical delivery subsystems	9,401	11,547	7,019	7,329

Total	$277,637	314,133	166,141	195,710

All information on revenue by geographic area is based upon the location to which the products were shipped. The following table sets forth revenue by geographic area:

	Year ended December 27, 2013	Year ended December 26, 2014	Six Months Ended June 26, 2014	Six Months Ended June 26, 2015
			(Unaudited)	(Unaudited)
United States	$202,032	225,891	120,734	128,154
Singapore	55,759	55,977	32,009	45,966
Europe	12,232	16,882	7,389	11,310
Other	7,614	15,383	6,009	10,280

Total revenue	$277,637	314,133	166,141	195,710

(16)    Subsequent Events

On August 11, 2015, the Company entered into a new $55,000 term loan facility and $20,000 revolving credit facility (“Refinancing Transaction”) and repaid all outstanding indebtedness under the prior $50,000 term loan facility and $25,000 revolving credit facility. Proceeds from borrowings under the new credit facilities, together with cash on hand, were used to pay a one-time approximately $22,100 cash dividend on the outstanding preferred shares and an approximately $1,700 cash bonus to members of management. An additional approximately $1,400 will become payable to members of management over time.

Upon the closing of the Refinancing Transaction, the Company had $55,000 of indebtedness outstanding under its new term loan facility and $10,000 of indebtedness outstanding under its new revolving credit facility.

Through and including                    ,          (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

                 Shares

ICHOR HOLDINGS, LTD.

Ordinary Shares

PRELIMINARY PROSPECTUS

Deutsche Bank Securities

Stifel

RBC Capital Markets

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors to the maximum extent permitted by law for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud and dishonesty or wilful default.

We intend to enter into indemnification agreements with each of our directors and officers pursuant to which we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We also expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors in certain instances.

Item 15. Recent Sales of Unregistered Securities

The Registrant has not issued and sold any unregistered securities within the past three years other than:

•	on November 15, 2013, the Registrant granted to the Registrant’s Vice Chairman 480,566 shares of restricted stock;

•	on September 19, 2014, the Registrant granted to the Registrant’s Vice Chairman 243,943 shares of restricted stock; and

•	on September 19, 2014, the Registrant granted to the Registrant’s President 1,449,017 shares of restricted stock

In addition, on October 25, 2013, September 19, 2014, October 13, 2014 and December 15, 2014, the Registrant granted an aggregate of 10,273,044 stock options to certain of its or its subsidiaries’ executives and other employees, which options had exercise prices ranging from $1.00 to $2.00 per share.

The grants of restricted stock and options described above were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted stock and options did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Section 4(2) of the Securities Act and Rule 701 under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Consolidated Financial Statements included on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the consolidated financial statements or notes contained in this registration statement.

Certain of the agreements included as exhibits to this prospectus contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on                             , 2015.

ICHOR HOLDINGS, LTD.

By:

Name:	Thomas M. Rohrs
Title:	Executive Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Thomas M. Rohrs and Maurice Carson, and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional Registration Statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Thomas M. Rohrs	Executive Chairman, Director and Chief Executive Officer (Principal Executive Officer)	, 2015

Maurice Carson	Director, President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2015

Daniel Rubin	Vice Chairman and Director	, 2015

Kevin Brady	Director	, 2015

Dipanjan Deb	Director	, 2015

Andrew Kowal	Director	, 2015

Thomas M. Rohrs	Authorized Representative in the United States	, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Memorandum and Articles of Association of Ichor Holdings, Ltd. to be effective prior to the completion of this offering.

4.1*	Specimen Stock Certificate.

5.1*	Form of Maples and Calder opinion.

10.1**	Credit Agreement, dated as of August 11, 2015, by and among Ichor Holdings, LLC, Precision Flow Technologies, Inc. and Ichor Systems, Inc., as borrowers, Icicle Acquisition Holding B.V. and certain of its other subsidiaries as guarantors, Bank of America, N.A. as administrative agent, L/C issuer, and swingline lender, and the lenders from time to time party thereto, or the Credit Agreement.

10.2*	Investor Rights Agreement, dated as of March 16, 2012, by and among Ichor Holdings, Ltd. and certain of its shareholders.

10.3**	Members Agreement, dated as of March 16, 2012, by and among Ichor Holdings, Ltd. and certain of its shareholders.

10.4**	Management Services Agreement, dated as of December 30, 2011, between Icicle Acquisition Holding, LLC and Francisco Partners Management, LLC.

10.5**	Amended and Restated Master Consulting Services Agreement, effective as of January 1, 2015, by and between Ichor Systems, Inc. and Francisco Partners Consulting, LLC.

10.6	Employment Agreement, dated as of September 19, 2014, by and among Ichor Systems, Inc., Thomas Rohrs and, with respect to Sections 1.2 and 3.4 therein only, Ichor Holdings, Ltd.

10.7**	Separation and Release Agreement, dated as of August 26, 2014, by and between Ichor Systems, Inc. and David Shimmon.

10.8*	Ichor Holdings, Ltd. 2012 Equity Incentive Plan.

10.9*	Form of Ichor Holdings, Ltd. 2012 Equity Incentive Plan Grant Agreement.

10.10*	Ichor Holdings, Ltd. 2015 Equity Incentive Plan.

10.11*	Form of Stock Option Agreement.

10.12*	Form of Restricted Stock Agreement.

10.13*	Form of Stock Appreciation Rights Agreement.

10.14*	Form of Restricted Stock Unit Agreement.

10.15*	Form of Director and Officer Indemnification Agreement.

10.16	Offer Letter, dated as of January 8, 2013, by and between Ichor Systems, Inc. and Philip Barros.

10.17	Offer Letter, dated as of June 20, 2011, by and between Ichor Systems, Inc. and Mark Hutson.

21.1*	List of subsidiaries.

23.1	Consent of KPMG LLP.

23.2*	Consent of Maples and Calder (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page of this Registration Statement).

*	Indicates to be filed by amendment.
**	Previously filed.